As filed with the Securities and Exchange Commission on May 25, 2007
Registration No. 333-133210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Orchestra Therapeutics, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	3571	33-0255679
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

5931 Darwin Court
Carlsbad, California 92008
(760) 431-7080
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Michael K. Green
Chief Operating Officer & Chief Financial Officer
Orchestra Therapeutics, Inc.
5931 Darwin Court
Carlsbad, California 92008
(760) 431-7080
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Hayden J. Trubitt
Heller Ehrman LLP
4350 La Jolla Village Drive, Seventh Floor
San Diego, California 92122-1246
(858) 450-8400

Approximate date of commencement of proposed sale to the public:
          From time to time after this Registration Statement becomes effective as determined by the selling security holder.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities to be	Amount to be	Offering Price Per	Aggregate	Amount of
Registered	Registered(1)	Security(3)	Offering Price(3)	Registration Fee
Common Stock, par value $0.0025 per share	18,840,929 (2)	$8.50	$160,147,903	$17,136 (4)

(1)	Pursuant to Rule 416, this Registration Statement also covers such intermediate number of shares of common stock as may be issuable to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

(2)	Includes 5,635,087 shares of the Registrant’s common stock issuable to the selling security holders upon conversion of outstanding secured convertible promissory notes or as repayment of principal due thereunder; 604,842 shares of the Registrant’s common stock that may be issued to the selling security holders as payment of interest on such outstanding secured promissory notes; and 12,601,000 shares of the Registrant’s common stock issuable to the selling security holders upon exercise of warrants for the purchase of common stock.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 (c) under the Securities Act of 1933, based upon the average of the high and low prices of the Registrant’s common stock on the Over-the-Counter Bulletin Board on June 6, 2006.

(4)	Fee of $27,137 previously paid for registration of these and other shares.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay the effective date of this Post-Effective Amendment until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Post-Effective Amendment shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
EXPLANATORY NOTE
     This Post-Effective Amendment No. 1 to the Registration Statement, previously filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-133210), is being filed in order to update the prospectus included in this Registration Statement as required by Section 10(a)(3) of the Securities Act of 1933, and the Registrant’s undertaking, to include the information contained in the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and its amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 4, 2007 and April 30, 2007, respectively.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION, DATED MAY 25, 2007
PROSPECTUS
ORCHESTRA THERAPEUTICS, INC.
5,635,087 Shares of Common Stock
Issuable upon Conversion of Outstanding Secured Convertible Promissory Notes
or as Repayment of Principal Due Thereunder
604,842 Shares of Common Stock
Issuable as Payment of Interest on Outstanding Secured Convertible Promissory Notes
12,601,000 Shares of Common Stock
Issuable upon Exercise of Warrants
This prospectus may be used only in connection with the resale, from time to time, of up to 5,635,087 shares of our common stock, $0.0025 par value, that have been acquired or may be acquired by the selling security holders upon conversion of outstanding secured convertible promissory notes or as repayment of principal due thereunder, up to 604,842 shares of our common stock that have been acquired or may be acquired by the selling security holders as payment of interest on such outstanding secured promissory notes, and 12,601,000 additional shares of our common stock that were acquired by the selling security holders upon exercise of warrants for the purchase of shares of common stock.
Information on the selling security holders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus. We will not receive any of the proceeds from the resale of the shares offered by this prospectus. We received proceeds from selling security holders upon the original issuance of the convertible note units and we received additional proceeds from selling security holders who exercised their warrants and paid the applicable cash exercise price in connection with those exercises.
Our address is 5931 Darwin Court, Carlsbad, California 92008, and our telephone number is (760) 431-7080. In this prospectus, “Orchestra Therapeutics, Inc.,” the “Company,” the “Registrant,” “we,” “us” and “our” refer to Orchestra Therapeutics, Inc..
Our common stock trades on the Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol “OCHT.” On May 21, 2007, the closing sale price of our common stock, as reported by the OTCBB, was $0.51 per share.
Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 7 for the risks that you should consider. You should read this entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 25, 2007

PROSPECTUS SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss in “Risk Factors” and our financial statements and related notes. Unless the context requires otherwise, the words “we,” “Company,” “us” and “our” refer to Orchestra Therapeutics, Inc..
ABOUT ORCHESTRA THERAPEUTICS, INC.
On April 16, 2007 the Company changed its name from The Immune Response Corporation to Orchestra Therapeutics, Inc.
Orchestra Therapeutics, Inc. (OTCBB: OCHT) is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. Our lead immune-based therapeutic product candidate is NeuroVax™ for the treatment of multiple sclerosis (MS). In addition we have two product candidates, Remune® and IR103, for the treatment of Human Immunodeficiency Virus (HIV). These therapies are in Phase II clinical development and are designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression. Over the past five years we have increased our focus on our autoimmune disease program, and in particular NeuroVax™ and MS; at the beginning of the period our focus was almost exclusively on HIV. In March 2007, we decided to terminate the HIV clinical trials, to cease manufacturing at our King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for our HIV program. This decision was taken in order to focus our financial resources on the MS and other autoimmune programs. The 52-week data from the first large cohort of HIV clinical-trial participants have already been gathered, and analysis of the data will be completed and disclosed at the end of the second quarter of 2007. In the near-term we expect to maintain our capability to re-establish manufacturing at our King of Prussia facility.
NeuroVax™, which is based on our patented T-cell receptor (TCR) peptide vaccine technology, has shown potential clinical value in the treatment of relapsing forms of MS. NeuroVax™ has been shown to stimulate strong disease specific cell mediated immunity in nearly all patients treated by enhancing levels of FOXP3+ T Regulatory (Treg) cells that are able to down regulate the activity of pathogenic T-cells that cause MS. Increasing scientific findings have associated diminished levels of FOXP3+ Treg cell responses with the pathogenesis and progression of MS and other autoimmune diseases such as rheumatoid arthritis (RA), psoriasis and Crohn’s disease. In addition to MS, we have proprietary technology and prior clinical experience for evaluation of peptide-based immune therapies for RA and psoriasis. We are in final discussions with various prestigious academic institutions about conducting pre-clinical work with human samples toward the development of several therapeutic vaccines to treat other autoimmune diseases including RA and psoriasis. Based on findings from these programs we anticipate initiating Phase I clinical trials of a TCR peptide vaccine in at least one of these new autoimmune diseases in 2008.
Remune® and IR103 are based on our patented whole-inactivated virus technology, co-invented by Dr. Jonas Salk and indicated to be safe and immunogenic in extensive clinical studies of Remune®, our first-generation HIV product candidate. IR103 is a second-generation formulation that combines its whole-inactivated antigen with a synthetic Toll-like receptor (TLR-9) agonist designed to create enhanced HIV-specific immune responses. We are currently analyzing data from two Phase II clinical studies involving Remune® and IR103 as a first-line treatment for drug-naïve HIV-infected individuals not yet eligible for antiretroviral therapy according to current medical guidelines.
All of our products are still in the development stage. We have never had revenues from the sale of products. We were founded in 1986.
Our existing cash will only provide us with liquidity through the second quarter of 2007.

Because we do not anticipate generating any revenue from our products until at least 2012, if at all, we will continue to have negative cash flow. If we cannot raise enough capital to support all our current intended clinical programs, we will be required to prioritize the programs based on information we then have on hand.
On December 19, 2006 we filed an amendment to our Restated Certificate of Incorporation to effect a one-for-100 reverse split of our common stock. The reverse stock split became effective on December 20, 2006. All references in this report to numbers of shares, options and warrants, stock prices and exercise and conversion prices have been adjusted to reflect the reverse stock split.
Our annual meeting of stockholders is scheduled to occur on July 10, 2007, at which time we intend to seek stockholder approval of an amendment to our Certificate of Incorporation authorizing an increase in the number of authorized shares of our common stock from 35,000,000 shares to 235,000,000 shares.
SUMMARY OF THE OFFERING
This prospectus relates to the resale of up to 5,635,087 shares of our common stock, $0.0025 par value, that have been acquired or may be acquired by the selling security holders upon conversion of outstanding secured convertible promissory notes or as repayment of principal due thereunder, up to 604,842 shares of our common stock that have been acquired or may be acquired by the selling security holders as payment of interest on such outstanding secured promissory notes, and 12,601,000 additional shares of our common stock that were acquired by the selling security holders upon exercise of warrants.
The secured convertible promissory notes and warrants were issued in connection with a private placement to accredited investors, which began on February 10, 2006 and had its final closing on March 7, 2006 (the “2006 Private Placement”).
On February 9, 2006 we issued to Qubit Holdings, LLC (“Qubit”), which is owned and managed by independent trustees for the benefit of the children of our director and controlling stockholder, Kevin Kimberlin, for $250,000 cash, a secured promissory note with a $250,000 original principal amount convertible into 125,000 shares of common stock at $2.00 per share. The note matures on January 1, 2008 and bears interest at 8% per annum. Qubit also received 375,000 short-term common stock warrants exercisable at $2.00 per share. . Qubit exercised a portion of its warrants by paying the exercise price of $250,000 for 125,000 shares of our common stock. The remaining 250,000 warrants expired unexercised. Also, on February 8, 2006, Cheshire Associates LLC (“Cheshire”), an affiliate of Mr. Kimberlin, exchanged $1,068,504 of principal and accrued interest of its $5,740,928 convertible note due in May 2007 (the “Mortgage Note”) into 534,252 shares of common stock at $2.00 per share. Later on February 8, 2006, we and Cheshire agreed to amend the Mortgage Note further so that the remaining principal and interest would not be payable until January 1, 2009, but the conversion price of the Mortgage Note would be reduced to $2.00 per share. This resulted in the remaining $4,735,245 principal amount becoming convertible into 2,367,622 shares of common stock. Cheshire separately agreed in a Note Conversion Commitment Agreement dated February 15, 2006 to convert a total of another $1,700,000 of principal and accrued interest on the Mortgage Note into 850,000 shares of common stock at $2.00 per share, which took place on April 11, 2006. The remaining $3,155,399 principal amount is convertible into 1,577,699 shares of common stock.
The above transactions resulted in antidilution adjustments under the provisions of several of our outstanding convertible notes and warrants. Most notably, the convertible debenture, with a then-outstanding principal balance of $500,000, and 5,000 warrants held by Cornell Capital Partners, LP (“Cornell Capital”) experienced “ratchet” antidilution adjustments which resulted in them overlying 250,000 and 231,000 shares of common stock respectively. In addition, on March 8, 2006, Cornell Capital converted $31,670 of the outstanding principal balance of the debenture into 15,835 shares of common stock pursuant to the terms of the debenture at the adjusted $2.00 per share. On April 20, 2006, Cornell Capital converted additional principal of $220,000 on the Debenture into 110,000 shares of common stock at $2.00 per share. On May 1, 2006, we made the final payment on the Debenture with all accrued interest. The total amount of shares ultimately converted on the Debenture was 125,835 instead of the maximum possible number of 250,000. On March 9, 2006, Cornell Capital partially exercised the warrant issued in August 2005, delivering $10,000 in cash to purchase 5,000 shares of common stock pursuant to the adjusted terms of the warrant at $2.00 per share. Following this transaction, the warrant is exercisable for 226,000 shares of common stock.

We conducted the 2006 Private Placement of secured convertible notes and warrants to accredited investors, raising gross proceeds of $8,000,000. We issued notes with an aggregate principal amount of $8,000,000, convertible into an aggregate of 4,000,000 shares of common stock at $2.00 per share. The notes mature on January 1, 2008, bear interest at 8% per annum, and share (with Cheshire for its previously secured note, and with Qubit for its $250,000 note) a first priority security interest in substantially all of our assets. As of March 31, 2007, $2,615,000 of the notes’ principal amount (together with $85,300 of accrued interest) had been converted into 1,350,133 shares of common stock.
In addition, we issued to all of the note holders a total of 12,000,000 warrants to purchase our common stock at $2.00 per share. These warrants were divided into two 6,000,000 share tranches. The 6,000,000 first tranche warrants became exercisable on June 23, 2006. A total of 4,830,521 warrants from the first tranche of the 2006 Private Placement were exercised, with the aggregate gross proceeds totaling $9,661,000 (net proceeds to us were $8,695,000 after $966,000 of cash commissions paid to the placement agent). The remaining 1,169,479 first tranche warrants expired on August 7, 2006.
The 6,000,000 second tranche warrants became exercisable on October 16, 2006. In March 2007, we entered into a Warrant Exercise and Price Protection arrangement with certain warrant holders of the 2006 Private Placement. This arrangement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of our common stock for each $2.00 of second tranche warrant exercise price paid to us (this equates to an effective price of $0.80 per share) and (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. A total of 552,375 warrants from the second tranche of the 2006 Private Placement were exercised for 1,352,814 shares of our common stock, with the aggregate gross proceeds totaling $1,104,750 (net proceeds to us were $994,275 after $110,475 of cash commissions paid to the placement agent). Of the 552,375 warrants exercised, 533,625 were exercised under the special Warrant Exercise and Price Protection arrangement and of the 1,352,814 shares issued upon exercise of the 552,375 second tranche warrants, 552,375 were issued under this registration statement. The remaining 5,447,625 unexercised warrants from the second tranche expired on March 30, 2007.
Among the investors in the 2006 Private Placement were several of our affiliates, including direct or indirect investment by Company directors and officers: Joseph O’Neill ($25,000 note and 37,500 warrants), Martyn Greenacre ($25,000 note and 37,500 warrants), David Hochman ($25,000 note and 37,500 warrants), James Foght ($25,000 note and 37,500 warrants), Kevin Reilly ($25,000 note and 37,500 warrants), Alan Rosenthal ($25,000 note and 37,500 warrants), Michael Green ($100,000 note and 150,000 warrants), Peter Lowry ($25,000 note and 37,500 warrants), Georgia Theofan ($50,000 note and 75,000 warrants), and Richard Bartholomew ($25,000 note and 37,500 warrants). A total of 243,750 of these warrants were exercised by: David Hochman (18,750); James Foght (18,750); Kevin Reilly (18,750); Alan Rosenthal (37,500); Michael Green (75,000); Peter Lowry (18,750); Georgia Theofan (37,500); and Richard Bartholomew (18,750).
A designated $6,000,000 of the notes sold are further supported by a recourse interest limited to the value of the proceeds of certain shares of private-company preferred stock owned by Spencer Trask Intellectual Capital Company LLC (“STIC”), an affiliate of Mr. Kimberlin. We also agreed, in order to induce STIC to provide a limited recourse interest, to issue to STIC, for every month that the limited recourse interest remains in place, a number of seven-year warrants to purchase our common stock at $2.00 per share equal to 1% of the common stock then underlying a designated $6,000,000 of the notes, to the extent the notes are then outstanding. As of March 31, 2007, STIC had earned 319,241 warrants to purchase our common stock at $2.00 per share. The shares of common stock underlying STIC’s warrants are not being registered for resale under this prospectus.
We engaged Spencer Trask Ventures, Inc. (“STVI”), a registered broker-dealer, to act as placement agent in connection with the 2006 Private Placement. STVI, which is an affiliate of Mr. Kevin Kimberlin and at the time was also an affiliate of our director David Hochman, received $800,000 in cash and seven-year placement agent warrants to purchase 800,000 shares of common stock at $2.00 per share. STVI then allocated a portion of the warrants to various brokers and employees and its parent company. In addition, when the 2006 Private Placement warrants were exercised, STVI received a commission equal to 10% of the warrant exercise proceeds in cash plus seven-year placement agent warrants to purchase a number of shares of our common stock equal to 20% of the number of exercised warrants, which will also be allocated in a similar manner. In conjunction with the exercise of the first tranche warrants, STVI received $966,104 cash and seven-year placement agent warrants to purchase 966,104 shares of common stock at $2.00 per share. As a result of the exercise of 552,375 second tranche warrants (of which 533,625 were exercised under the Warrant Exercise and Price Protection arrangement described above), STVI became entitled to $110,475 in cash and 110,475 additional placement agent warrants. The exercise price per share of 106,725 of the additional placement agent warrants will be at $0.80 instead of $2.00, as a result of an amendment related to the Warrant Exercise and Price Protection arrangement. We also reimbursed STVI’s expenses and provided it with certain “tail” and first refusal rights. These shares of common stock underlying the placement agent warrants are not being registered for resale under this prospectus.
In addition, the 2006 Private Placement (including the placement agent warrants) and the earlier $250,000 financing from Qubit resulted in weighted-average antidilution adjustments under various warrants held by Cheshire, resulting in them becoming exercisable for an aggregate of 1,070,731 shares of common stock, instead of the 99,468 shares of common stock for which they had been exercisable before the February 8, 2006 transactions, and at a blended exercise price of $9.72 instead of $105.00.
Following the Warrant Exercise and Price Protection exercises in March 2007 and the expiration of the remaining 5,447,625 unexercised second tranche warrants, the warrants held by Cheshire are now exercisable for an aggregate of 931,182 shares of common stock at a blended exercise price of $11.18 per share; and the 226,000 warrants held by Cornell Capital are now exercisable for approximately 553,000 shares of common stock at $0.80 per share.
On April 11, 2006, we held a special meeting of stockholders, in which we obtained stockholder approval of an amendment to our Certificate of Incorporation authorizing an increase in the number of authorized shares of our common stock from 1,700,000 shares to 35,000,000 shares. On April 11, 2006, we filed the amendment to our Certificate of Incorporation increasing the number of authorized shares of common stock to 35,000,000.
See “2006 Private Placement” for a more detailed description of the transactions.
The selling security holders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.
The selling security holders may sell the shares directly or may sell them through underwriters, brokers or dealers. STVI has indicated to us its willingness to act as selling agent on behalf of the selling security holders. All shares sold, if any, on behalf of the selling security holders by STVI would be in transactions executed by STVI on an agency basis and commissions charged to its customers in connection with each transaction will not exceed a maximum of 5% of the gross proceeds. In the event that there are other broker-dealer firms involved in the distribution of securities on behalf of the selling security holders, the maximum commission or discount to be received will not be greater than 8% of the sale of any securities which are registered pursuant to this prospectus under Securities and Exchange Commission Rule 415. See the section of this prospectus entitled “Plan of Distribution” for a complete description of the manner in which the shares registered hereby may be distributed. We will not receive any of the proceeds from the resale of the shares offered by this prospectus. We received proceeds from the issuance of convertible notes units to the selling security holders and we received additional proceeds from selling security holders who exercised their warrants.

Common Stock Offered	5,635,087 shares of common stock issued or issuable upon conversion of outstanding secured convertible promissory notes or as repayment of principal due thereunder

604,842 shares of common stock issued or issuable as payment of interest on outstanding secured convertible promissory notes

12,601,000 shares of common stock issued upon exercise of warrants

Offering Price	Market Price

Common Stock Outstanding Before the Offering	3,516,116 shares as of June 1, 2006

Use of Proceeds	We will not receive any of the proceeds from the resale of the shares offered by this prospectus. We received proceeds from selling security holders who exercised their warrants.

Risk Factors	The securities offered hereby involve a high degree of risk and immediate substantial dilution. See “Risk Factors”.

Over-the-Counter Bulletin Board symbol	OCHT.OB
SELECTED CONDENSED FINANCIAL INFORMATION
The following selected financial data have been derived from our audited financial statements as of and for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 and from our unaudited condensed financial statements as of and for the three months ended March 31, 2007 and 2006. The following selected financial data should be read in conjunction with our financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Three Months Ended
	Years Ended December 31,					March 31,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per share data)
Statement of Operations Data:

Total revenues	$932	$44	$323	$66	$47	$4	$11

Net income (loss)	195,290	(17,313)	(29,959)	(28,799)	(30,835)	(1,917)	95,573
Net income (loss) attributable to common stockholders	195,290	(18,534)	(30,325)	(42,050)	(30,835)	(1,917)	95,573
Basic net income (loss) per share:
Net income (loss)	36.45	(31.63)	(64.98)	(102.17)	(307.31)	(0.21)	76.66
Net income (loss) attributable to common stockholders	36.45	(33.86)	(65.77)	(149.18)	(307.31)	(0.21)	76.66

Diluted net income (loss) per share:

Net income (loss)	(2.41)	(31.63)	(64.98)	(102.17)	(307.31)	(0.21)	(2.51)
Net income (loss) attributable to common stockholders	(2.41)	(33.86)	(65.77)	(149.18)	(307.31)	(0.21)	(2.51)

	As of December 31,					As of March 31,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands)
Balance Sheet Data:

Total assets	$8,106	$5,416	$15,696	$20,972	$14,565	$5,784	$9,660
Long-term obligations, net of discounts	8,240	7,643	2,584	5,929	4,643	5,213	7,120
RISK FACTORS
Our future operating results are subject to a number of factors, including:
We need more cash immediately, and also on an ongoing basis.
We have never generated any revenue from product sales. As of March 31, 2007, we had an accumulated deficit of approximately $155,342,000, cash and cash equivalents of only $2,199,000, a working capital deficiency of $8,684,000 and a deficiency in stockholders’ equity of $10,771,000. We must raise additional capital before the second quarter of 2007 ends. Because we do not anticipate generating any revenue from our products until at least 2012, if at all, we will continue to have negative cash flow.
We need to raise substantial additional capital to fund our operations and repay our loan obligations. We will need to raise substantial funds to continue our operations and to conduct research and development, preclinical studies and clinical trials necessary to bring our potential products to market and to establish manufacturing and marketing capabilities. We will continue to have limited cash resources. There can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions will not be unfavorable to us.
In March 2007, we decided to terminate the HIV clinical trials and expand our focus on the treatment of autoimmune diseases. We intend to fully focus our resources and ongoing development efforts on NeuroVaxTM and additional autoimmune programs. However, we may have to curtail these efforts if we cannot raise sufficient financing. The timing and amount of our future capital requirements will depend on many factors, including (but not limited to):
•	the timing of approval to begin new clinical trials;

•	our ability to raise additional funding and the amounts raised, if any;

•	the time and cost involved in obtaining regulatory approvals;

•	continued scientific progress in our research and development programs;

•	the scope and results of preclinical studies and clinical trials;

•	the cost of manufacturing scale-up and/or withdrawal;

•	the costs involved in filing, prosecuting and enforcing patent claims;

•	competing technological and market developments;

•	effective commercialization activities and arrangements;

•	the costs of defending against and settling lawsuits; and/or

•	other factors not within our control or known to us.
Our perceived momentum, and therefore also our access to capital, could be limited if we do not progress in:
•	obtaining regulatory approvals;

•	our research and development programs;

•	our preclinical and clinical trials.
Our access to capital also could be limited by:
•	overall financial market conditions;

•	the security interest in substantially all of our assets in respect of indebtedness in an aggregate principal amount of $8,790,000;

•	Potential dilution which would occur upon the exercise or conversion of outstanding derivative securities which overlie approximately 8,700,000 shares of our common stock.
Our independent registered public accountants have expressed substantial doubt as to our ability to continue as a going concern.
As of March 31, 2007, we had an accumulated deficit of $155,342,000. We have not generated revenues from the commercialization of any product. We expect to continue to incur substantial net operating losses over the next several years, which would imperil our ability to continue operations. Our cash currently on hand does not provide us with adequate liquidity beyond the second quarter of 2007. We have $5,635,000 of secured indebtedness which matures on January 1, 2008 .We may not be able to generate sufficient product revenue to become profitable on a sustained basis, or at all, and do not expect to generate significant product revenue before 2012, if at all. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. As a result of these and other factors, our independent registered public accounting firm, LevitZacks, indicated, in its report on our 2006 financial statements, that there is substantial doubt about our ability to continue as a going concern.
The value of our HIV program is uncertain. We lost valuable momentum in our HIV program when we decided, in March 2007, to halt our HIV clinical trials, cease manufacturing at our King of Prussia facility, and reduce our King of Prussia headcount. We expect data from the first large cohort of the HIV trials to be analyzed by the end of the second quarter of 2007. We are considering all strategic alternatives for our HIV programs, but unless the analysis of the data shows favorable results our alternatives may be limited. In any event, it is likely that only a small amount of the hundreds of millions of dollars we have invested in our HIV program will be realized.
Our previous stockholders were diluted by over 80% as a result of our 2006 Private Placement and can be expected to suffer significant additional dilution in connection with any future financings.
As part of our 2006 Private Placement, we offered and sold 80 units in a private securities offering, each unit comprising a $100,000 principal amount 8% Senior Secured Convertible Promissory Note, due January 1, 2008, and a warrant to purchase up to 150,000 shares of common stock at a price of $2.00 per share. The principal plus accrued interest on the notes may be converted into common stock at a conversion price equal to $2.00 per share. We have issued approximately 7,561,000 shares of common stock in respect of note conversions and warrant exercises through April 30, 2007. If the remaining notes are converted in full, we would be required to issue approximately 2,693,000 more shares of common stock. Additionally, our placement agent for this offering, which is an affiliate of Kevin Kimberlin, a director and our largest stockholder, received warrants to purchase approximately 1,769,000 shares of common stock at a price of $2.00 per share and warrants to purchase approximately 106,000 shares of common stock at $0.80 per share.
In March 2007, we entered into a Warrant Exercise and Price Protection arrangement with certain warrant holders of the 2006 Private Placement. This agreement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of our common stock for each $2.00 of warrant exercise price paid to us (this equates to an effective price of $0.80 per share) and (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. We issued approximately 1,334,000 shares of common stock for the exercise of warrants under the Warrant Exercise and Price Protection arrangement. The 1,334,000 shares are included in the previous paragraph’s figures.
As a result of the 2006 Private Placement, our existing stockholders as of early 2006, after the conversion and exercise of the notes and warrants, hold only a fraction of the equity interest they previously held in the Company.
Although we urgently need to secure additional financing, there can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions of the financing will not be unfavorable to us. Any other future near-term financings will almost certainly involve substantial further dilution of outstanding equity. Any subsequent offerings may also require the creation or issuance of a class or series of stock that by its terms ranks senior to the common stock with respect to rights relating to dividends, voting and/or liquidation.
Our stock has been delisted from Nasdaq and is subject to penny stock rules, which may make it more difficult for us to raise capital and for you to sell your securities.
In November 2005, our stock and Class B warrants were delisted from the Nasdaq Stock Market (Nasdaq) due to our failure to satisfy the Nasdaq continued listing criteria. As a result, our stock is currently quoted on the Over-the-Counter Bulletin Board quotation service (OTCBB). Securities traded on the OTCBB generally suffer from lower liquidity and greater price volatility. Additionally, because our stock price is currently considered a “penny stock” under regulations of the Securities and Exchange Commission, broker-dealers who buy and sell our securities are subject to rules that impose additional sales practice requirements. These additional burdens imposed upon broker-dealers could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and warrants and your ability to sell our securities in the secondary market. Being delisted also hurts our ability to raise additional financing, in part because many investors are unwilling to take large positions in stocks which do not trade on Nasdaq or a major stock exchange.
Our failure to successfully develop our product candidates may cause us to cease operations.
We have not completed the development of any products. We are dependent upon our ability to successfully develop our product candidates and our failure to do so may cause us to cease operations.
We have chosen to focus our development efforts on NeuroVaxTM and, until March 2007, on our HIV therapy. We cannot assure you that any of our drug candidates will succeed in clinical trials or that we, or our corporate collaborators, if any, will ever obtain any regulatory approvals for these drug candidates.
In March 2007, we decided to terminate our HIV studies and to consider all strategic alternatives for our HIV program. We are currently analyzing 52-week data from the first large cohort of HIV clinical-trial participants. We anticipate completing the analysis of the data in the second quarter of 2007.
As a result of our decision to terminate the current HIV studies, we may have lost momentum, credibility, and value of our HIV program and there can be no assurance that this can be resurrected in the future.
The results of our preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial financial and other resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to develop any products. None of our potential products may prove to be safe or effective in clinical trials. Approval by the U.S. FDA, or other regulatory approvals, including export license permissions, may not be obtained and even if successfully developed and approved, our products may not achieve market acceptance. Any products resulting from our programs may not be successfully developed or commercially available until 2012 or later, if at all.
Moreover, unacceptable toxicity or side effects could occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. Although preliminary research and clinical evidence have shown our product candidates to be safe, the appearance of any unacceptable toxicity or side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market.
The lengthy product approval process and uncertainty of government regulatory requirements may delay or prevent us from commercializing products. We must work to re-establish our credibility with the FDA, especially in our HIV program.
Clinical testing, manufacture, promotion, export and sale of our products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and numerous foreign regulatory agencies worldwide. This regulation may delay or prevent us from commercializing products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure or recall of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant pre-market approval, withdrawal of marketing approvals and criminal prosecution.
The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive. We may not receive necessary international regulatory or FDA clearances for our drug candidates in a timely manner, or at all. The length of the clinical trial process and the number of patients regulatory agencies will require to be enrolled in the clinical trials in order to establish the safety and efficacy of our products is uncertain.
Even if late-stage clinical trials for our drug candidates are initiated and successfully completed, the FDA and numerous foreign regulatory agencies may not approve these candidates for commercial sale. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals. Regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products. We may not be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of our products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.
In addition, a marketed product is subject to continual regulatory review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.
Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA’s Good Manufacturing Practices, or GMP, requirements. In complying with the FDA’s GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that products meet applicable specifications and other requirements. Failure to comply and maintain compliance with the FDA’s GMP requirements subjects manufacturers to possible FDA regulatory action and as a result may have a material adverse effect on us. We, or our contract manufacturers, if any, may not be able to maintain compliance with the FDA’s GMP requirements on a continuing basis. Failure to maintain compliance could have a material adverse effect on us.
The FDA has not designated expanded access protocols for our drug candidates as “treatment” protocols. The FDA may not determine that any of our drug candidates meet all of the FDA’s criteria for use of an investigational drug for treatment use. Even if one of our candidates is allowed for treatment use, third party payers may not provide reimbursement for the costs of treatment. The FDA also may not consider our product candidates under development to be appropriate candidates for accelerated approval, expedited review or “fast track” designation.
The timing and substance of most FDA decisions are, as a practical matter, discretionary. We believe that there may be significant doubts in the minds of some persons at the FDA regarding our corporate credibility and the viability of our HIV product candidates. Our efforts to re-establish our credibility may not succeed; if we are unsuccessful in our efforts, the FDA approvals that are indispensable if we are to survive and succeed, may be delayed or denied despite any merit our applications may have.
Marketing any drug products outside of the United States will subject us to numerous and varying foreign regulatory requirements governing the design and conduct of human clinical trials and marketing approval. Additionally, our ability to export drug candidates outside the United States on a commercial basis is subject to the receipt from the FDA of export permission, which may not be available on a timely basis, if at all. Approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may be even longer than that required to obtain FDA approval. Foreign regulatory approval processes include all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country.
Before we will be permitted to export either of our drug candidates to foreign countries for clinical use in those countries, we need to meet a number of regulatory requirements. One of those requirements is that we must ensure that we can manufacture the candidate at our United States manufacturing facility in a manner that is in “substantial compliance” with current United States GMP requirements. We must provide the FDA with “credible scientific evidence” that the candidate would be safe and effective under the conditions of proposed use in foreign countries. There can be no assurance, however, that we will successfully meet any or all of these requirements for the export of our drug candidates, and if we are unable to successfully meet all regulatory requirements, we will not be permitted by the FDA to export our candidates to foreign countries for clinical use, even if the foreign governments were to approve such use.
None of our current clinical trials are being conducted in the United States.
Our current Phase II clinical trial for NeuroVax™ is being conducted in various Eastern and Central European countries and our HIV trials that were terminated in early 2007 were conducted in the United Kingdom, Canada, and Italy. Moreover, favorable findings from clinical trials in Eastern and Central European countries might have less cachet with the regulatory and scientific communities than equivalent findings from trials conducted in Western Europe, Canada and/or the United States.
Our patents and proprietary technology may not be enforceable and the patents and proprietary technology of others may prevent us from commercializing products. Some of our patents expire fairly soon.
We have a portfolio of approximately 170 patents worldwide, most of which pertain to HIV. Although we believe these patents to be protected and enforceable, the failure to obtain meaningful patent protection for our potential products and processes would greatly diminish the value of our potential products and processes.
In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to our products. Patents we are not aware of may adversely affect our ability to develop and commercialize products. Also, our patents related to HIV therapy have expiration dates that range from 2010 to 2017 and our patents related to autoimmune diseases have expiration dates that range from 2010 to 2019. The limited duration of our patents could diminish the value of our potential products and processes, particularly since we do not expect to generate any revenue from our products sooner than 2012, if at all.
The patent positions of biotechnology and pharmaceutical companies are often highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon non-patented trade secrets and know how, and others may independently develop substantially equivalent trade secrets or know how. We also rely on protecting our proprietary technology in part through confidentiality agreements with our current and former corporate collaborators, employees, consultants and some contractors. These agreements may be breached, and we may not have adequate remedies for any breaches. In addition, our trade secrets may otherwise become known or independently discovered by our competitors. Litigation may be necessary to defend against claims of infringement, to enforce our patents and/or to protect trade secrets. Litigation could result in substantial costs and diversion of management efforts regardless of the results of the litigation. An adverse result in litigation could subject us to significant liabilities to third parties, require disputed rights to be licensed or require us to cease using proprietary technologies.

Our products and processes may infringe, or be found to infringe, on patents not owned or controlled by us. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the patents, or be required to obtain licenses or redesign our products or processes to avoid infringement.
Technological change and competition may render our potential products obsolete.
The pharmaceutical and biotechnology industries continue to undergo rapid change, and competition is intense and we expect it to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any that we are developing or that would render our technology and products obsolete or noncompetitive. Many of our competitors have substantially greater experience, financial and technical resources and production and development capabilities than we. Accordingly, some of our competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than we, or develop or acquire technologies and products that are more effective and/or affordable than any that we are developing. In addition, Remune® and IR103 are not suggested as a possible cure for HIV/AIDS, but merely as a means to delay its progression before other therapies are begun. If a true cure or preventive vaccine for HIV/AIDS were found, Remune® and IR103 would be of lesser value.
Our lack of commercial manufacturing and marketing experience and our dependence on third parties for manufacturing may prevent us from successfully commercializing products. We ceased manufacturing at our Pennsylvania facility in 2007.
We have not manufactured any of our products in commercial quantities. We may not successfully make the transition from manufacturing clinical trial quantities to commercial production quantities or be able to arrange for contract manufacturing and this could prevent us from commercializing products or limit our profitability from our products. Even if our product candidates are successfully developed and receive FDA approval, we have not demonstrated the capability to manufacture a product in commercial quantities. We rely on a third party for the final inactivation step of the IR103 manufacturing process. If the existing manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis or that we can establish other manufacturing capacity on a timely basis.
We have no experience in the sales, marketing and distribution of pharmaceutical or biotechnology products. Thus, our products may not be successfully commercialized even if they are developed and approved for commercialization and even if we can manufacture them. In addition, our competitors will have significantly greater marketing resources and power than we will.
The manufacturing process of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our products can be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. For these reasons, we would not be able to quickly replace our manufacturing capacity if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if our manufacturing facilities are deemed not in compliance with the GMP requirements, and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would prevent us from successfully commercializing our products.
Further, in March 2007 we decided to cease manufacturing at our King of Prussia, Pennsylvania HIV antigen manufacturing facility and we substantially reduced our headcount at that facility. In the near-term we expect to maintain the capability to re-establish manufacturing at our King of Prussia facility; however, if we decide to utilize this facility to manufacture our products in the future, we would incur additional costs and there would be no assurance that we would be successful.
We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services, we may encounter costs, delays and /or other difficulties in producing, packaging and distributing our clinical trials and finished product. Further, contract manufacturers must also operate in compliance with the GMP requirements; failure to do so could result in, among other things, the disruption of our product supplies. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.
We may be unable to enter into collaborations.
Our current development strategy is to seek collaborative arrangements with larger pharmaceutical companies for the clinical development and commercialization of our product candidates. If we are able to enter into such arrangements, we expect that a large portion of the ongoing development costs for our drug candidates would be funded by our collaborative partners. However, we may be unable to negotiate collaborative arrangements on favorable terms, or at all, and any future collaborative arrangements may not be successful or continue. If we are unable to enter into favorable collaborative arrangements, we expect that our future capital requirements would increase and we may be required to delay or curtail development efforts for one or both of our drug candidates.
Adverse determinations and pressures concerning product pricing, reimbursement and related matters could prevent us from successfully commercializing any of our product candidates.
Our ability to earn revenue on any of our products will depend in part on the extent to which patient reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Failure of patients to obtain appropriate cost reimbursement may prevent us from successfully commercializing any of our other products. Third-party payers are increasingly challenging the prices of medical products and services. If purchasers or users of any of our other products are not able to obtain adequate reimbursement for the cost of using the products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate third party coverage will be available. In addition, many HIV patients live in poor countries, which may be unable to afford to pay substantial sums for their citizens’ HIV therapies. Political pressure exists to seek to require manufacturers of HIV therapies to supply them at below-market prices to poor persons and/or poor countries, and this pressure may increase in the future.
Kevin Kimberlin, a member of our Board of Directors, beneficially owns approximately 16% of our outstanding common stock and has the rights to acquire approximately 3,459,000 additional shares of our common stock, which could theoretically result in ownership of up to approximately 37% of our outstanding shares and could allow him to control or influence stockholder votes.
As of March 31, 2007 Kevin B. Kimberlin, a member of our Board of Directors, together with his affiliates and/or related parties, currently owns of record approximately 16 % of our outstanding shares of common stock. He and they also have the right to acquire, through the conversion of indebtedness and the exercise of options and warrants beneficially owned by them, approximately 3,459,000 additional shares. If his/their indebtedness, options and warrants (but not those of anyone else) were to be converted and exercised in full, Mr. Kimberlin and his affiliates and/or related persons would own approximately 37% of our outstanding shares of common stock on a post-conversion/exercise basis.
As a result of ownership of our common stock and the ability to acquire additional shares, Mr. Kimberlin and his affiliates and/or related persons have the ability to influence, and possibly control, substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. If your interests as a stockholder are different from his interests, you may not agree with his decisions and you might be adversely affected thereby.
Mr. Kimberlin is also a secured creditor.
As collateral for the Mortgage Note held by Cheshire and the Qubit Note, which have principal amounts of $3,155,000 and $250,000 and mature on January 1, 2009 and January 1, 2008, respectively, parties affiliated with and/or associated with Kevin Kimberlin have a perfected security interest (shared with the 2006 Private Placement note holders) in our intellectual property and other assets. Pursuant to the security agreement, we must comply with covenants with respect to these assets. The security interests and covenants could impair our ability to enter into collaborative and licensing arrangements.

We have significant indebtedness that will mature soon, before our operations can repay it.
We have (as of March 31, 2007) $5,635,000 of secured debt due on January 1, 2008 and $3,155,000 of secured debt due on January 1, 2009. We will not have any product revenues before those dates. There can be no assurance that we can pay, refinance or extend this debt.
Our reporting of profits may confuse investors and result in lawsuits against us.
Due to EITF No. 00-19, we reported a large net income for the year ended December 31, 2006, and a reduced net loss for the first quarter of 2007. If investors fail to understand that this net income is an artifice which does not reflect our unprofitable operations, our stock price might rise temporarily and then fall again. This scenario might then lead disappointed investors to sue us on a variety of possible legal theories.
Hazardous materials and environmental matters could expose us to significant costs.
We may be required to incur significant costs to comply with current or future environmental laws and regulations, including in connection with the changes in operations at our King of Prussia, Pennsylvania manufacturing facility. Although we do not currently manufacture commercial quantities of our product candidates, we produce limited quantities of these products for our clinical trials. Our research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of an incident, we could be held liable for any damages that result, and any liability could exceed our resources. Current or future environmental laws or regulations may have a material adverse effect on our operations, business and assets. We ceased manufacturing HIV antigen at our King of Prussia facility in 2007.
Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.
The approval of 66 2/3% of our voting stock is required to approve specified transactions and to take specified stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions, including those providing for a classified board of directors, contained in our certificate of incorporation. Further, we have a “poison pill” stockholder rights plan, which would cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. The substantial aggregate equity positions of Mr. Kimberlin and his affiliates would make a hostile takeover attempt very unlikely. The practical effect of these provisions is to require a party seeking control of us to negotiate with our Board of Directors, which could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for our securities and make attempts by stockholders to change management more difficult.
We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person first becomes an “interested stockholder,” unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the section titled “Prospectus Summary,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “could,” “would,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:
•	the progress, timing and completion of research, development and clinical trials for our drug candidates;

•	the time and costs involved in obtaining regulatory approvals of our drug candidates and any limitations imposed by regulatory authorities;

•	our ability to establish, maintain and enforce collaborative arrangements and other agreements to develop and commercialize drug candidates;

•	our ability to establish and protect intellectual property rights in our drug candidates without infringing on the intellectual property rights of others, including the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims and potential drug candidates;

•	our ability to hire and retain the employees necessary to staff our development programs; and

•	our estimates of future performance, including the timing of revenues.
Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors”. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated; and actual results could differ materially from those anticipated or implied by the forward-looking statements.
These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”
USE OF PROCEEDS
This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling security holders. We will not receive any of the proceeds from the resale of the shares offered by this prospectus. We received a total of $19,266,000 of gross proceeds ($16,915,000 of net proceeds) from selling security holders who purchased convertible note units in 2006 and/or who exercised their warrants thereafter. Such net proceeds are being used for general working capital purposes.

SELLING STOCKHOLDERS
The following table presents information regarding the selling security holders. The selling security holders assisted in or provided financing to us. The following table sets forth certain information, as to shares of our common stock beneficially owned by each selling security holder. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. The table assumes that half of the derivative securities (the first tranche) issued in or in connection with the 2006 Private Placement should be treated as if they are convertible or exercisable within 60 days after March 31,2006. Even though this assumption may not be strictly in accordance with the beneficial ownership rules of Securities Exchange Act Rule 13d-3, we believe such over inclusiveness is appropriate in order to give our stockholders a clearer practical view of the interests held by the respective individuals and entities as of March 31, 2006. Total shares outstanding as of March 31, 2006 were 1,557,051. This table has not been updated. None of the selling stockholders has had any position, office or other material relationship with us within the past three years except for Joseph F. O’Neill, Martyn Greenacre, David Hochman, James L. Foght, Kevin L. Reilly, Alan S. Rosenthal, Green Family Trust UTD, Peter Lowry, Georgia Theofan, Richard M. Bartholomew, Craig Engler, Qubit Holdings, LLC, Cornell Capital Partners, LLP, and Cheshire Associates LLC.

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Convertible Notes & Warrants
Adams, Glenn	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Allen IRA, Laurence	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Almouli, Jennifer	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Arnett, Dr. Jan	25,000	75,000	3,639	2,119	847	2,966	106,605	4.26%	103,639	2,966	*
Ascher, Arthur (AG Edwards & Sons Cust For Arthur Ascher R/O IRA)	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Avrahami, Shimon	12,500	37,500	1,819	12,500	—	12,500	64,319	2.87%	51,819	12,500	*
Baker, Christopher P.	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Barnes, William D.	6,250	18,750	928	188	50	238	26,166	1.07%	25,928	238	*
Barth, Joel	6,250	18,750	928	—	113	113	26,041	1.06%	25,928	113	*
Bartholomew, Richard M.	12,500	37,500	1,819	329	1,353	1,682	53,502	2.18%	51,819	1,682	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Bassett, Michael	6,250	18,750	928	105	42	148	26,075	1.06%	25,928	148	*
Beach Combers LLC	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Beadle, Robert S.	7,500	22,500	1,092	—	—	—	31,092	1.26%	31,092	—	*
Beaver JTWROS, Michael J. Beaver & Diana J.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Bel Air Associates, LLC	7,500	22,500	1,113	—	—	—	31,113	1.26%	31,113	—	*
Bell, Lon E.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Bennie, Robert	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Berger, Robert	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Berger, Robert, T/A Retail Advisory Group	6,250	18,750	910	847	339	1,186	27,096	1.13%	25,910	1,186	*
Bialek Revocable Trust Dated 12/20/2004, Fred & Betty	25,000	75,000	3,639	1,212	565	1,777	105,416	4.18%	103,639	1,777	*
Bodmer, Hans C.	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Bone, Elizabeth	6,250	18,750	910	230	52	282	26,191	1.07%	25,910	282	*
Brio Capital L.P.	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Cadenasso, Richard & Marian	7,500	22,500	1,092	—	—	—	31,092	1.26%	31,092	—	*
Camelback Holding AS	7,500	22,500	1,092	—	—	—	31,092	1.26%	31,092	—	*
Capalbo, Susan	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Catalano, Adrian	3,750	11,250	557	198	38	236	15,793	0.65%	15,557	236	*
Chestler, Daniel	6,250	18,750	910	1,412	565	1,977	27,887	1.18%	25,910	1,977	*
Chicago Investments, Inc.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Clariden Bank	100,000	300,000	14,556	5,650	2,260	7,910	422,465	14.94%	414,556	7,910	*
Clarke, John R.	10,000	30,000	1,456	—	171	171	41,626	1.68%	41,456	171	*
Clark-Herrera, Eugene Clark-Herrera & Sonya	7,500	22,500	1,113	—	—	—	31,113	1.26%	31,113	—	*
Clemm, David	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Codi, Joseph L.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Colton, J.M.O.	6,250	18,750	910	650	300	950	26,860	1.11%	25,910	950	*
Conroy, Kevin P.	25,000	75,000	3,711	—	—	—	103,711	4.08%	103,711	—	*
Cooper, Arthur G.	12,500	37,500	1,856	206	—	206	52,062	2.09%	51,856	206	*
Corneck, Lawrence	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Cybulski JTWROS, Mitchell P. Cybulski & Yuriko Dai	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Deutsch, Steven H.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Dioguardi, William P.	6,250	18,750	928	—	5,894	5,894	31,822	1.42%	25,928	5,894	*
DKR Soundshore Oasis Holding Fund Ltd.	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Domino, Carl J.	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Dreyfuss, Jules H.	10,000	30,000	1,484	—	—	—	41,484	1.67%	41,484	—	*
Duch, Michael R. & Deborah	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Eckmann, Jeffrey A.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Eller, Ronald	5,000	15,000	728	970	247	1,216	21,944	0.92%	20,728	1,216	*
Engler, Craig	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
F. Berdon Co.	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Fenske, Reiner	40,000	120,000	5,938	—	113	113	166,051	6.38%	165,938	113	*
Ferrari, Louis P.	12,500	37,500	1,856	688	565	1,253	53,109	2.16%	51,856	1,253	*
Fisher, Andrew	50,000	150,000	7,422	—	—	—	207,422	7.84%	207,422	—	*
Foght, James L.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Frame, Clark S.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Frame, MD, David C., Ltd. Profit Sharing Plan Segregated	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Fridrich, Ran	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Friede, John A.	100,000	300,000	14,556	—	—	—	414,556	14.52%	414,556	—	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Friedman, William	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Fritas AS	50,000	150,000	7,422	7,614	1,130	8,744	216,166	8.35%	207,422	8,744	*
Funkey Revocable Trust 2/26/90, John P.	6,250	18,750	910	113	226	339	26,249	1.07%	25,910	339	*
Gaines, Ira	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Galileo Partners LLC	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Gallinatti Jr., James B.	12,500	37,500	1,856	565	565	1,130	52,986	2.15%	51,856	1,130	*
Gans, Walter G.	12,500	37,500	1,819	916	282	1,199	53,018	2.15%	51,819	1,199	*
Garfield Associates LLC (1)	13,750	41,250	2,037	—	41,250	41,250	98,287	4.75%	57,037	41,250	2.58%
Gault, Harold S.	12,500	37,500	1,856	757	335	1,092	52,947	2.15%	51,856	1,092	*
Gausling, Michael J.	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Gersten, Barbara	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
Gilson, David M.	6,250	18,750	910	4	—	4	25,914	1.05%	25,910	4	*
Goekjian, Samuel	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Gould, Peter C.	5,000	15,000	742	—	53	53	20,795	0.85%	20,742	53	*
Gozlan TIE, Maurice & Stacy	12,500	37,500	1,819	706	282	989	52,808	2.14%	51,819	989	*
Gradess, Samuel A.	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
Green Family Trust UTD	50,000	150,000	7,278	341	5,391	5,732	213,010	8.14%	207,278	5,732	*
Green Venture Capital LP	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Greenacre IRA, Morgan Stanley Custodian for Martyn	12,500	37,500	1,856	—	2,899	2,899	54,754	2.26%	51,856	2,899	*
Gross, Donald	10,000	30,000	1,456	—	—	—	41,456	1.67%	41,456	—	*
Grossman TTEE dtd 8-1-05, CG Trust Judith	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Gruverman, Irwin	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
Gubbay, David	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Guinsburg, Edwin	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Halligan Trust, Joseph W., Joseph W. Halligan TTEE DTD Dec. 20, 2001	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Hana, Rona	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Harborview Master Fund LP	75,000	225,000	10,917	—	—	—	310,917	11.30%	310,917	—	*
Hartman Trust DTD 6/5/98 Roland F. Hartman TTEE, Roland F.	5,000	15,000	728	—	62	62	20,790	0.85%	20,728	62	*
Hayes, Thomas J.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Heidenreich IRA, DCG&T c/f Robert G.	6,250	18,750	910	772	—	772	26,682	1.10%	25,910	772	*
Herzog, Yahel I.	10,000	30,000	1,456	10,000	—	10,000	51,456	2.30%	41,456	10,000	*
Hochman, David	12,500	37,500	1,856	—	6,186	6,186	58,042	2.46%	51,856	6,186	*
Hohorst, James H.	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Hughey, Byron C.	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
International Strategic Partners, LLC	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Isaacson, Roland	50,000	150,000	7,422	—	—	—	207,422	7.84%	207,422	—	*
Iseli, Andre	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
Jaret, Alec	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Jeanty, Roger O.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
K&R Negotiation Associates LLC	12,500	37,500	1,856	706	282	989	52,844	2.14%	51,856	989	*
Karfunkel, George	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Keenan JTWROS, Steven & Marilyn	25,000	75,000	3,711	1,595	—	1,595	105,306	4.18%	103,711	1,595	*
Kestrel International Limited	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Kingston JTWROS, Richard & Mary Leslie	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Kissen, Richard	6,250	18,750	910	424	282	706	26,616	1.10%	25,910	706	*

\

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Klein JTWROS, Abraham Klein & Dinah	6,250	18,750	910	—	106	106	26,016	1.06%	25,910	106	*
Klingenstein, William P.	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Kohn, Steven	11,750	35,250	1,710	—	—	—	48,710	1.96%	48,710	—	*
Kroening, John C.	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Lang, Allan	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Le Gouvello, Tanguy	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Le Vien, Richard	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Lee, Clarence	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Leisenring, John	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Leishman, Scott	6,250	18,750	910	11	218	228	26,138	1.07%	25,910	228	*
Levinberg, Joshua	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Levine, Beth S.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Lincoln Associates LLC (1)	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Lowe III, Willis E.	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Lowry, Peter	12,500	37,500	1,819	262	1,309	1,571	53,391	2.18%	51,819	1,571	*
Lustenring, Thomas	6,250	18,750	928	2,000	—	2,000	27,928	1.18%	25,928	2,000	*
Mager, Ezra P.	12,500	37,500	1,819	706	282	989	52,808	2.14%	51,819	989	*
Mandelbaum, Amnon	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Manzi, Joseph O.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Manzo, Thomas	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Mc Bride JTWROS, Gerald & Patricia	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
McShane, Barbara	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Meadowbrook Capital Corp. Profit Sharing Plan	50,000	150,000	7,422	5,500	—	5,500	212,922	8.16%	207,422	5,500	*
Meyer, Maurice	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
Mish, Richard J.	12,500	37,500	1,819	4,937	—	4,937	56,756	2.39%	51,819	4,937	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Moddelmog, Steve Moddelmog & Hala	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Molinsky, Richard	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Monarch Capital Fund Ltd	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Morton, Keith Scott	6,500	19,500	946	455	—	455	27,401	1.12%	26,946	455	*
Mossanen, Shahzad	12,500	37,500	1,819	14	92	106	51,926	2.09%	51,819	106	*
Mouton Family Living Trust	5,000	15,000	728	706	140	846	21,574	0.90%	20,728	846	*
Nash, Charles	6,250	18,750	910	—	170	170	26,079	1.06%	25,910	170	*
Nathel, Howard	50,000	150,000	7,422	1,417	565	1,982	209,405	7.95%	207,422	1,982	*
Neal, John R.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Neville, Brian	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Newman, Barry	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Newmark, Amy, c/f Ella Anne Damiano UGMA	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Newmark, Amy, c/f Michael Jay Damiano UGMA	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Nite Capital LP	100,000	300,000	14,556	—	—	—	414,556	14.52%	414,556	—	*
Northlea Partners Ltd.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Nunner, Alois	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
O.T. Finance, SA	50,000	150,000	7,422	—	—	—	207,422	7.84%	207,422	—	*
O’Connell, Edward J.	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Okeon M.D., Mel, Med. Corp Profit Sharing Trust	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Okeon, Mel	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Omenn, Gilbert S.	12,500	37,500	1,819	258	3,000	3,258	55,077	2.28%	51,819	3,258	*
O’Neill, Joseph F.	12,500	37,500	1,819	—	7,500	7,500	59,319	2.54%	51,819	7,500	*
Orlando, John	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Orozco, David H.	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Pallini, Larry	12,500	37,500	1,856	706	282	989	52,844	2.14%	51,856	989	*
Pambianchi, Wayne	12,500	37,500	1,819	784	565	1,349	53,169	2.16%	51,819	1,349	*
Patel, Suresh	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
Paul, Bruce H.	50,000	150,000	7,422	—	—	—	207,422	7.84%	207,422	—	*
Pedulla, MD, Dominic	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Penn Footwear Co.	75,000	225,000	10,917	—	—	—	310,917	11.30%	310,917	—	*
Perl TIC, Sheldon Perl & Ruth	10,000	30,000	1,456	—	—	—	41,456	1.67%	41,456	—	*
Peykar, Steven	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Pierce, Michael J.	12,500	37,500	1,819	15	—	15	51,834	2.08%	51,819	15	*
Pinnacle Capital Investments, Inc.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Platinum Long Term Growth 2	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Private Equity Associates	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
RBC Dain Rauscher FBO Lee S. Chapman IRA	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Reilly, Kevin L.	12,500	37,500	1,856	—	2,609	2,609	54,464	2.24%	51,856	2,609	*
Rickey, David M., Trust dtd 5/8/02, David M. Rickey TTEE	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Robinson, Newton Y.	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Rosenthal, Alan S.	12,500	37,500	1,819	—	4,125	4,125	55,944	2.33%	51,819	4,125	*
Rosner, Steven B.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Rothman, Elisha	12,500	37,500	1,819	—	639	639	52,458	2.12%	51,819	639	*
Ruben, Dr. Daniel	8,500	25,500	1,237	—	—	—	35,237	1.42%	35,237	—	*
Ruth, Jonathan P.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Sack Family Partners L.P.	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Sack, David A., Irrevocable Trust dtd 3/28/94	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Sakakeeny, Richard	5,000	15,000	728	136	113	249	20,977	0.86%	20,728	249	*
Santora, Robert M.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Schreuder, Frederik C.	25,000	75,000	3,639	2,489	1,130	3,619	107,258	4.29%	103,639	3,619	*
Schulman, Benjamin D.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Seidman, Barry	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Shadow Capital LLC	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Shalom, Ram Ben	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Shea Ventures LLC	50,000	150,000	7,422	—	—	—	207,422	7.84%	207,422	—	*
Shemaria, Barry	10,000	30,000	1,484	—	40	40	41,524	1.67%	41,484	40	*
Shuman, Dr. Alan M.	12,500	37,500	1,856	256	113	369	52,225	2.10%	51,856	369	*
Silverman, Arthur	5,000	15,000	728	141	57	198	20,926	0.85%	20,728	198	*
Slifka, Richard	10,750	32,250	1,565	—	—	—	44,565	1.79%	44,565	—	*
Smith, Douglas A.	25,000	75,000	3,639	—	—	—	103,639	4.07%	103,639	—	*
Sorkin, Harvey	50,000	150,000	7,422	—	—	—	207,422	7.84%	207,422	—	*
Sorkin, Howard	50,000	150,000	7,422	—	—	—	207,422	7.84%	207,422	—	*
Soyak, James & Deborah, JTWROS	30,000	90,000	4,453	2,825	1,130	3,955	128,408	5.09%	124,453	3,955	*
Statler JTWROS, Robert M. Statler & Sheri J.	6,250	18,750	910	—	101	101	26,011	1.06%	25,910	101	*
Sterling Group Nevada	17,500	52,500	2,547	—	—	—	72,547	2.89%	72,547	—	*
Stern, Adam K. (1)	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Stollwerk, David & Susan, JT/WROS	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Sunflower Trading Fund	25,000	75,000	3,711	—	—	—	103,711	4.08%	103,711	—	*
Sunrise Equity Partners LP	100,000	300,000	14,556	—	—	—	414,556	14.52%	414,556	—	*
Sura, Dr. Steven	17,500	52,500	2,547	—	—	—	72,547	2.89%	72,547	—	*

										Beneficial
										Ownership After
	Securities Beneficially Owned Prior to Offering									the Offering
				Stock	Derivatives	Securities	Total		Number of
				Owned	owned	Beneficially	Shares		Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially		Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)		Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent	(K)	(I- K)	Percent
Susskind Family Trust	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Swanson, Eric William	30,000	90,000	4,453	174	—	174	124,627	4.87%	124,453	174	*
Sweetland L.L.C.	10,000	30,000	1,484	—	—	—	41,484	1.67%	41,484	—	*
Tan / DeMattei Family Trust of 1999	10,000	30,000	1,484	—	—	—	41,484	1.67%	41,484	—	*
Thacker Tenants in Common, William Thacker & Susan	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Theofan, Georgia	25,000	75,000	3,639	296	2,498	2,794	106,433	4.24%	103,639	2,794	*
Thompson, Malcolm	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Tretter Family Revocable Living Trust, James R. Tretter & Neeltije J. Van Loon Tretter TTEES, DTD 2/12/04	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*
Union Securities Ltd.	25,000	75,000	3,711	—	—	—	103,711	4.08%	103,711	—	*
Vail IRA, DCG&T FBO, Samuel V.	6,250	18,750	910	—	523	523	26,433	1.08%	25,910	523	*
Wagner, Jr., John V.	12,500	37,500	1,856	184	74	258	52,113	2.10%	51,856	258	*
Wanatick, Cory	17,500	52,500	2,547	—	—	—	72,547	2.89%	72,547	—	*
Weaver, Richard I.	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Westerman, Martin	6,250	18,750	910	—	—	—	25,910	1.05%	25,910	—	*
Wheeler, Donald C.	25,000	75,000	3,711	706	282	989	104,700	4.14%	103,711	989	*
White Star LLC	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Whiting, James Ross	6,250	18,750	928	—	—	—	25,928	1.05%	25,928	—	*
Winebrener, Craig	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Woodall Investment Associates, LP	12,500	37,500	1,819	—	—	—	51,819	2.08%	51,819	—	*
Woodlands Construction LLC	5,000	15,000	728	—	—	—	20,728	0.84%	20,728	—	*
Woodle, B. Ted	50,000	150,000	7,278	—	—	—	207,278	7.83%	207,278	—	*
Woodward, J.D.	12,500	37,500	1,856	—	—	—	51,856	2.08%	51,856	—	*

											Beneficial
											Ownership After
	Securities Beneficially Owned Prior to Offering										the Offering
				Stock	Derivatives	Securities	Total			Number of
				Owned	owned	Beneficially	Shares			Shares	Total
	Shares		Interest	Beneficially	Beneficially	Owned before	Beneficially			Being	Shares
	Underlying	Warrants	Shares	before	before	Offering -	Owned (I)			Registered	Owned
Certificate Title	Notes (B)	(C)	(F)	Offering	Offering	March 7 (G)	(B+C+F+G)	Percent		(K)	(I- K)	Percent
Young, Christopher R.	12,500	37,500	1,819	—	—	—	51,819	2.08%		51,819	—	*
Zimmerman, Michael	5,000	15,000	728	—	395	395	21,123	0.87%		20,728	395	*

Total of 2006 Private Placement	4,000,000	12,000,000	585,926	76,797	100,799	177,596	16,763,522	87.91%		16,585,926	177,596	10.71%

Other Parties to Register
Qubit Holdings, LLC	125,000	375,000	18,917	—	—	—	518,917	17.55%		518,917	—	*
Cornell Capital Partners, LLP	—	—	—	—	359,088	359,088	359,088	4.99	%(3)	351,835	7,253	*
Cheshire Associates LLC	—	—	—	671,150	2,702,641	3,373,792	3,373,792	79.20%		1,384,252	1,989,540	46.71%

Grand Totals	4,125,000	12,375,000	604,843	747,948	3,162,528	3,910,475	21,015,318	94.83%		18,840,930	2,174,388	46.07%

*	Less than 1%.

(1)	Notwithstanding anything contained herein to the contrary, an aggregate of 21,258,608 shares of common stock held by affiliates of STVI are subject to a 180-day lock-up agreement with us.

(2)	This figure is as of May 1, 2006, reflecting the final payoff of Cornell Capital’s convertible Debenture.

(3)	Subject to “blocker” provisions. If not for the “blocker” provisions, this percentage figure would have been 18.81%.

2006 PRIVATE PLACEMENT
On February 9, 2006 we issued to Qubit, which is owned and managed by independent trustees for the benefit of the children of our director and controlling stockholder, Kevin Kimberlin, for $250,000 cash, a secured promissory note with a $250,000 original principal amount convertible into 125,000 shares of common stock at $2.00 per share. The note matures on January 1, 2008 and bears interest at 8% per annum. Qubit also received 375,000 short-term common stock warrants exercisable at $2.00 per share. Qubit exercised a portion of its warrants by paying the exercise price of $250,000 for 125,000 shares of our common stock. The remaining 250,000 warrants expired unexercised. On February 9, 2006, also, Cheshire, an affiliate of Mr. Kimberlin, exchanged $1,068,504.08 of principal and accrued interest of its $5,740,928 convertible note due in May 2007 (the “Mortgage Note”) into 534,252 shares of common stock at $2.00 per share.
Later on February 8, 2006, we and Cheshire agreed to amend the Mortgage Note further so that the remaining principal and interest would not be payable until January 1, 2009, but the conversion price of the Mortgage Note would be reduced to $2.00 per share. This resulted in the remaining $4,735,245 principal amount becoming convertible into 2,367,622 shares of common stock, instead of the 67,646 shares of common stock into which it would have been convertible before the February 8, 2006 transactions. Cheshire separately agreed in a Note Conversion Commitment Agreement dated February 15, 2006 to convert a total of another $1,700,000 of principal and accrued interest on the Mortgage Note into 850,000 shares of common stock at $2.00 per share, which took place on April 11, 2006. The remaining $3,155,399 principal amount is convertible into 1,577,699 shares of common stock.
The above transactions resulted in antidilution adjustments under the provisions of several of our outstanding convertible notes and warrants. Most notably, the convertible debenture, with a then-outstanding principal balance of $500,000, and 5,000 warrants held by Cornell Capital experienced “ratchet” antidilution adjustments which resulted in them overlying 250,000 and 231,000 shares of common stock respectively, instead of the previous 791,765 and 500,000 shares of common stock. In addition, on March 8, 2006, Cornell Capital converted $31,670 of the outstanding principal balance of the Debenture into 15,835 shares of common stock pursuant to the terms of the Debenture at the adjusted $2.00 per share. On April 20, 2006, Cornell Capital converted additional principal of $220,000 on the Debenture into 110,000 shares of common stock at $2.00 per share. On May 1, 2006, we made the final payment on the Debenture with all accrued interest. The total amount of shares ultimately converted on the Debenture was 125,835 instead of the maximum possible number of 250,000. On March 9, 2006, Cornell Capital partially exercised the warrant issued in August 2005, delivering $10,000 in cash to purchase 5,000 shares of common stock pursuant to the adjusted terms of the warrant at $2.00 per share. Following this transaction, the warrant is exercisable for 226,000 shares of common stock.
We conducted the 2006 Private Placement of secured convertible notes and warrants to accredited investors, raising gross proceeds of $8,000,000. We issued notes with an aggregate principal amount of $8,000,000, convertible into an aggregate of 4,000,000 shares of common stock at $2.00 per share. The notes mature on January 1, 2008, bear interest at 8% per annum, and share (with Cheshire for its previously secured note, and with Qubit for its $250,000 note) a first priority security interest in substantially all of our assets. As of March 31, 2007, $2,615,000 of the notes’ principal amount (together with $85,300 of accrued interest) had been converted into 1,350,133 shares of common stock.
In addition, we issued to all of the note holders a total of 12,000,000 warrants to purchase our common stock at $2.00 per share. These warrants were divided into two 6,000,000 share tranches. The 6,000,000 first tranche warrants became exercisable on June 23,2007. 4,830,521 warrants from the first tranche of the 2006 Private Placement were exercised, with the aggregate gross proceeds totaling $9,661,000 (net proceeds to us were $8,695,000 after $966,000 of cash commissions paid to the placement agent). The remaining 1,169,479 first tranche warrants expired on August 7, 2006.
The 6,000,000 second tranche warrants became exercisable on October 16, 2006. In March 2007, we entered into a Warrant Exercise and Price Protection arrangement with certain warrant holders of the 2006 Private Placement. This arrangement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of our common stock for each $2.00 of second tranche warrant exercise price paid to us (this equates to an effective price of $0.80 per share) and (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. 552,375 warrants from the second tranche of the 2006 Private Placement were exercised for 1,352,814 shares of our common stock, with the aggregate gross proceeds totaling $1,104,750 (net proceeds to us were $994,275 after $110,475 of cash commissions paid to the placement agent). Of the 552,375 warrants exercised, 533,625 were exercised under the special Warrant Exercise and Price Protection arrangement and of the 1,352,814 shares issued upon exercise of the 552,375 second tranche warrants, 552,375 were issued under this registration statement. The remaining 5,447,625 unexercised warrants from the second tranche expired on March 30, 2007.
Among the investors in the 2006 Private Placement were several of our affiliates, including direct or indirect investment by Company directors and officers: Joseph O’Neill ($25,000 note and 37,500 warrants), Martyn Greenacre ($25,000 note and 37,500 warrants), David Hochman ($25,000 note and 37,500 warrants), James Foght ($25,000 note and 37,500 warrants), Kevin Reilly ($25,000 note and 37,500 warrants), Alan Rosenthal ($25,000 note and 37,500 warrants), Michael Green ($100,000 note and 150,000 warrants), Peter Lowry ($25,000 note and 37,500 warrants), Georgia Theofan ($50,000 note and 75,000 warrants), and Richard Bartholomew ($25,000 note and 37,500 warrants). All of these warrants expired unexercised except for 243,750 exercised by: David Hochman (18,750); James Foght (18,750); Kevin Reilly (18,750); Alan Rosenthal (37,500); Michael Green (75,000); Peter Lowry (18,750); Georgia Theofan (37,500); and Richard Bartholomew (18,750).
A designated $6,000,000 of the notes sold are further supported by a recourse interest limited to the value of the proceeds of certain shares of private-company preferred stock owned by STIC, an affiliate of Mr. Kimberlin. We also agreed, in order to induce STIC to provide a limited recourse interest, to issue to STIC, for every month that the limited recourse interest remains in place, a number of seven-year warrants to purchase our common stock at $2.00 per share equal to 1% of the common stock then underlying a designated $6,000,000 of the notes, to the extent the notes are then outstanding. As of March 31, 2007, STIC had earned 319,241 warrants to purchase our common stock at $2.00 per share. The shares of common stock underlying STIC’s warrants are not being registered for resale under this prospectus.
We also paid commissions and fees to our placement agent, STVI, for its services in connection with the 2006 Private Placement. STVI, which is an affiliate of Mr. Kimberlin and at the time was also an affiliate of our director David Hochman, received $800,000 in cash and seven-year placement agent warrants to purchase 800,000 shares of common stock at $2.00 per share. STVI then allocated the warrants to various brokers, employees (including Mr. Hochman) and its parent company. In addition, if and when the 2006 Private Placement warrants have been or are exercised STVI is to receive a commission equal to 10% of the warrant exercise proceeds in cash plus seven-year placement agent warrants to purchase a number of shares of our common stock equal to 20% of the number of exercised warrants, which will also be allocated in a similar manner. In conjunction with the exercise of the first tranche warrants, STVI received $966,104 cash and seven-year placement agent warrants to purchase 966,104 shares of common stock at $2.00 per share. As a result of the exercise of 552,375 second tranche warrants (of which 533,625 were exercised under the Warrant Exercise and Price Protection arrangement described above), STVI became entitled to $110,475 in cash and 110,475 additional placement agent warrants. The exercise price per share of 106,725 of the additional placement agent warrants will be at $0.80 instead of $2.00, as a result of an amendment related to the Warrant Exercise and Price Protection arrangement. We also reimbursed STVI’s expenses and provided it with certain “tail” and first refusal rights. These shares of common stock underlying the placement agent warrants are not being registered for resale under this prospectus.
In addition, the 2006 Private Placement (including the placement agent warrants) and the earlier $250,000 financing from Qubit resulted in weighted-average antidilution adjustments under various warrants held by Cheshire, resulting in them becoming exercisable for an aggregate of 1,070,731 shares of common stock, instead of the 99,468 shares of common stock for which they had been exercisable before the February 8, 2006 transactions, and at a blended exercise price of $9.72 instead of $105.00.
Following the Warrant Exercise and Price Protection exercises in March 2007 and the expiration of the remaining 5,447,625 unexercised second tranche warrants, the warrants held by Cheshire are now exercisable for an aggregate of 931,182 shares of common stock at a blended exercise price of $11.18 per share; and the 226,000 warrants held by Cornell Capital are now exercisable for approximately 553,000 shares of common stock at $0.80 per share.

We entered into a registration rights agreement for the benefit of the selling security holders to register the underlying shares of common stock for the convertible notes, the warrants and the STIC warrants. We subsequently entered into an agreement with STIC in May 2006, pursuant to which STIC waived its rights under this agreement and pursuant to which we agreed to register the shares underlying the STIC warrants on a piggyback basis after the warrants have been issued. The registration rights agreement provides for cross-indemnification of the selling security holders and us and our respective officers, directors, members, employees and agents, successors and assigns and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay all expenses associated with registering the common stock for resale by the selling security holders. The selling security holders, however, will pay all of the underwriting and brokerage discounts and commissions (if any) incident to the offering and sale of their common stock.
We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part until the earlier of (i) the date on which all of the common stock, together with any shares of common stock issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event have been sold or (ii) the date on which all of the securities subject to the registration rights agreement held by an investor may be sold without registration pursuant to Rule 144(k) under the Securities Act, subject to our right to suspend or defer the use of the registration statement in certain events. Pursuant to the registration rights agreement, we have agreed to make payments to each selling security holder, in cash or stock, at the rate of 1% of the aggregate purchase price paid by the selling security holder for his, her or its securities for each 30-day period (or pro rate for any portion thereof) if certain events occur relating to the effectiveness or suspension of the registration statement, as specified in the registration rights agreement.
PLAN OF DISTRIBUTION
The selling security holders (the “Selling Stockholders,” which as used herein includes donees, pledgees, transferees or other successors-in-interest of a Selling Stockholder selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer) may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	a combination of any such methods of sale.
The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the 1933 Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors-in-interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

STVI has indicated to us its willingness to act as selling agent on behalf of the Selling Stockholders named in the prospectus under “Selling Stockholders” that purchased our privately placed securities. All shares sold, if any, on behalf of Selling Stockholders by STVI would be in transactions executed by STVI on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. STVI does not have an underwriting agreement with us and/or the Selling Stockholders and no Selling Stockholders are required to execute transactions through STVI. In the event that there are other broker-dealer firms involved in the distribution of securities on behalf of the Selling Stockholders, the maximum commission or discount to be received will not be greater than 8% of the sale of any securities which were registered pursuant to this prospectus under SEC Rule 415.
In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The Selling Stockholders will receive the aggregate proceeds from the sale of the common stock offered by them. The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the sale of common stock in this offering.
The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the 1933 Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the 1933 Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the 1933 Act will be subject to the prospectus delivery requirements of the 1933 Act.
To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in any accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the 1934 Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the 1933 Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities arising under the 1933 Act.

We will pay all of the expenses incident to registration other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will pay for offering expenses including the SEC registration fee, accounting fees, legal fees, printing expenses and other related miscellaneous expenses. We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the 1933 Act and state securities laws, relating to the registration of the shares offered by this prospectus.
We have agreed with the Selling Stockholders to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the 1933 Act.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion contains forward-looking statements concerning our liquidity, capital resources, financial condition, results of operation and timing of anticipated revenues and expenditures. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include those discussed under “Risk Factors,” as well as those discussed elsewhere in this prospectus. The following discussion should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be indicated in order to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
OVERVIEW
We are an immuno-pharmaceutical company whose products are in the development stage. We have a critical need to raise cash both in the near term and the medium term. We must raise additional capital before the second quarter of 2007 ends in order to continue our operations. Nonetheless, we believe our products could prove to have substantial value as part of a therapy for patients infected with MS or HIV.
In March 2007, we decided to terminate the HIV clinical trials, to cease manufacturing at our King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for our HIV program. This decision was taken in order to focus our financial resources on the MS and other autoimmune programs. The 52-week data from the first large cohort of HIV clinical-trials participants have already been gathered, and analysis of the data will be completed and disclosed in the second quarter of 2007. In the near-term we expect to maintain our capability to re-establish manufacturing at our King of Prussia facility.
We caution investors not to be misled by the “gain on warrant liability marked to fair value” reported for the three months ended March 31, 2007 and March 31, 2006, and the resulting net income we reported for the quarter ended March 31, 2006. Our operations are not profitable. Indeed, our operations used approximately $3.1 million of cash for the quarter ended March 31, 2006, just as they did for the quarter ended March 31, 2007, excluding the $900,000 received from NovaRx, Inc. in January 2007.
LIQUIDITY AND CAPITAL RESOURCES
As of March 31, 2007, we had an accumulated deficit of $155,342,000. We have not generated revenues from the commercialization of any product. We expect to continue to incur substantial net operating losses over the next several years, which would imperil our ability to continue operations even if we can resolve our more immediate cash needs. We may not be able to generate sufficient product revenue to become profitable on a sustained basis, or at all, and do not expect to generate significant product revenue before 2012, if at all, unless they are earned through corporate collaborations or new research and development agreements. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. We have $5,635,000 of secured indebtedness which matures on January 1, 2008. As a result of these and other factors, our independent registered public accounting firm, LevitZacks, indicate, in its report on the 2006 financial statements, that there is substantial doubt about our ability to continue as a going concern.
In March 2007, we entered into a Warrant Exercise and Price Protection arrangement with certain warrant holders of the 2006 Private Placement. This agreement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of our common stock for each $2.00 of warrant exercise price paid to us (this equates to an effective price of $0.80 per share) and, (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. During the first quarter of 2007 533,625 second tranche warrants were exercised under the special Warrant Exercise and Price Protection arrangement. We received gross proceeds totaling $1,067,000 (net proceeds to us were $961,000 after $106,000 of cash commissions paid to the placement agent), and issued approximately 1,334,000 shares of common stock (of which approximately 206,000 shares were subscribed at March 31, 2007 and subsequently issued during April 2007). The remaining 5,447,625 unexercised warrants from the second tranche expired on March 30, 2007.
We believe our current cash resources, notwithstanding gross proceeds of approximately $1,067,000 from second tranche warrant exercises through March 30, 2007, the expiration date of the warrants, and a $900,000 payment received from NovaRx, Inc. during January 2007, are sufficient to fund our planned operations only partially into the second quarter of 2007. We will need to raise additional capital before the second quarter of 2007 ends. We have no future contractual obligations under the licensing agreements with NovaRx, Inc. and we will receive no further payments or royalties from NovaRx, Inc.
As we use our current cash balances, we continue to look for alternative sources of funding beyond the second quarter of 2007, which even if available, may be on terms substantially less favorable. If we are unable to raise adequate capital, we may be required to delay, or reduce the scope of, our research or development of NeuroVaxTM, or take other measures to cut costs, which would have a material adverse effect on us and in any event would ultimately probably not enable us to continue as a going concern.
We will need to raise very substantial additional funds over several years to conduct research and development, preclinical studies and clinical trials necessary to bring potential products to market and to establish manufacturing and marketing capabilities.
We intend to seek additional funding through additional research and development agreements with suitable corporate collaborators and through public or private financing, if available. However, we cannot provide assurance that such collaboration arrangements or any public or private financing will be available on acceptable terms, if at all. If we raise funds through future equity arrangements, significant further dilution to stockholders might result.
RESULTS OF OPERATIONS
Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006
We recorded revenues for the three months ended March 31, 2007 of $4,000 as compared to $11,000 for the corresponding period in 2006. We have not received any revenues from the sale of products and do not expect to derive revenue from the sale of any products earlier than 2012, if at all.
Our research and development expenditures for the three months ended March 31, 2007 were $2,269,000 as compared to $2,463,000 for the corresponding period in 2006. The decrease in research and development expenses during the first quarter of 2007 is attributable to a decrease in our licensed technology amortization, which was approximately $177,000 in the first quarter of 2006 compared to $0 in the first quarter of 2007 due to our licensed technology being fully amortized at December 31, 2006. In addition manufacturing and facility expenditures were approximately $141,000 more in first quarter of 2006 as compared to the first quarter of 2007 due to manufacturing activities for NeuroVaxTM , Remune® and IR103 during the first quarter of 2006. These decreases were partially offset by a net increase in clinical trial expenses during the first quarter of 2007 as compared to the corresponding period in 2006. The increase in clinical trial expenses is attributable to expenses associated with our current Phase II MS trial. Total expenses directly associated with our MS studies were approximately $400,000 for the three months ended March 31, 2007 compared to approximately $30,000 for the corresponding period in 2006. Total expenses directly associated with our HIV clinical trials were approximately $200,000 for the three months ended March 31, 2007 compared to approximately $490,000 for the three months ended March 31, 2006.

General and administrative expenses for the three months ended March 31, 2007 were $1,473,000 as compared to $1,329,000 for the corresponding period in 2006. The primary reason for the increase in general and administrative expenses was an increase of approximately $470,000 in investor and public relations activities for the quarter ended March 31, 2007 as compared to the quarter ended March 31, 2006. Partially offsetting the increased expenditures on public relations activities was a $170,000 decrease in share-based accounting expenses, combined with a decrease in bonus accruals for our executive officers.
Interest expense decreased to $1,130,000 for the three months ended March 31, 2007 as compared to $1,230,000 for the corresponding period in 2006. Interest expense decreased by approximately $360,000 due to the non-repetition in 2007 of the 2006 discount accretion and interest expense associated with the 12% Debenture held by Cornell Capital Partners, LP, that was subsequently paid off and the partial conversion of the 8% Mortgage Note held by Cheshire Associates LLC, which is an affiliate of our director and major stockholder Kevin Kimberlin. In addition, the interest expense associated with the issuance of warrants to STIC for its limited recourse interest support decreased approximately $243,000 for the quarter ended March 31, 2007 as compared to the quarter ended March 31, 2006. The decrease in the value of the warrants issued to STIC is primarily due to the decrease in our stock price, which is one of the assumptions utilized in the BSOPM valuation of the warrants. These decreases were offset by an increase of approximately $488,000 associated with interest expense and discount accretion on the 8% convertible notes issued in conjunction with the 2006 Private Placement, due to the fact that such notes were outstanding during only a portion of the 2006 quarter.
During the first quarter of 2007 we recognized a non-cash charge to operations of $940,000 representing beneficial inducement cost associated with the Warrant Exercise and Price Protection arrangement.
During the first quarter of 2006 we recognized a non-cash charge to operations of $14,095,000 representing beneficial inducement cost associated with the Note Exchange and Note Revision transactions with Cheshire.
Pursuant to EITF No. 00-19, we are currently required to classify certain outstanding derivative instruments (namely warrants) as a liability. This warrant liability was initially established in March 2006 and the fair value of the warrant liability is remeasured utilizing the BSOPM at each reporting date. We reported a gain on warrant liability marked to fair value of $3,856,000 and $114,659,000 for the quarters ended March 31, 2007 and March 31, 2006, respectively, using the assumptions in the table below. The decrease in the gain recorded is attributable to a decrease in the change in the company common stock price since the prior measurement date (the company common stock price had decreased from $24.00 compared to $11.00 at March 31, 2006 and had decreased from $1.68 to $1.17 at March 31, 2007), combined with the expiration of the 2006 Private Placement warrants.

	March 31, 2007	March 31, 2006
Dividend yield	0.0%	0.0%
Expected volatility — based on the Company’s three year historical rate	161.95%	139.61%
Risk-free interest rate	4.54%	4.83%
Company common stock price	$1.17	$11.00
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
We recorded revenues for the twelve months ended December 31, 2006 of $932,000 as compared to $44,000 for the corresponding period in 2005. During 2006, $900,000 of the revenue was attributable to a 2004 agreement with NovaRx Corporation (“NovaRx”). This agreement called for, among other things, a $900,000 payment to us in August 2007, to be accelerated if NovaRx achieved commercialization or financing milestones. Due to the uncertainty of NovaRx’s ability to pay the $900,000 fee we did not previously recognize this revenue. NovaRx achieved the financing milestone during 2006, and accordingly we recorded the $900,000 as revenue during the fourth quarter of 2006. This payment was received during January 2007. We have no future contractual obligations under either the in-licensing or out-licensing agreements. We will receive no further payments or royalties from NovaRx. We expect no meaningful additional revenues earlier than 2012, if at all, unless they are earned through corporate collaborations or new research and development agreements. We have not received any revenues from the sale of products and do not expect to derive revenue from the sale of any products earlier than 2012, if at all.

Our research and development expenditures for the twelve months ended December 31, 2006 were $10,460,000 as compared to $10,284,000 for the corresponding period in 2005. The increase in research and development expenses during 2006 is attributable to clinical activities for the Phase II MS trial. During 2006, we entered into an agreement with a clinical research organization to oversee a 200-patient Phase II trial of NeuroVaxTM in Eastern and Central Europe and held a clinical trial launch meeting with investigators participating in the trial. These new expenditures were partially offset by a decrease in HIV antigen manufacturing activity in 2006 and the related costs including consultants, employee payroll and depreciation due to assets being fully depreciated. The costs associated with clinical activities for NeuroVaxTM studies are expected to increase during the next several quarters as we initiated enrollment in the Phase II trial of NeuroVaxTM during the first quarter of 2007. There can be no assurance that we will be able to obtain other financing needed to continue our research and development efforts.
In March 2007, we decided to terminate the HIV clinical trials, to cease manufacturing at our King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for our HIV program. This decision was taken in order to focus our financial resources on the MS and other autoimmune programs.
General and administrative expenses for the twelve months ended December 31, 2006 were $6,114,000 as compared to $3,940,000 for the corresponding period in 2005. These figures include $904,000 of non-cash expense in 2006 related to the stock-based accounting for employee and consultant stock options as compared to $(11,000) of non-cash benefit related to the variable accounting for employee and consultant stock options for the year ended December 31, 2005. This increase was attributable to the Financial Accounting Standard (“FAS”) No. 123R stock-based compensation accounting treatment which we adopted on January 1, 2006. Other major causes for the increase in general and administrative expenses for the year ended December 31, 2006 was an increase of approximately $550,000 in investor and public relations activities, and an increase in the bonus accrual for bonuses earned by officers during 2006 as compared to 2005.
Interest expense increased to $8,109,000 for the twelve months ended December 31, 2006 as compared to $2,020,000 for the corresponding period in 2005. The increase is attributable to the discount accretion on the notes issued in the 2006 Private Placement combined with the loan fees associated with the STIC warrants, and the relatively small 8% stated interest on the face of the 2006 Private Placement convertible notes. The increase was partially offset by a decrease in interest expense and discount accretion on the Cheshire debt as a result of the partial conversion by Cheshire of $1,006,000 of principal of the 8% Mortgage Note in February 2006.
The Note Exchange and Note Revision transactions described above resulted in a non-cash charge to operations in the first quarter of 2006 for $14,095,000 representing beneficial inducement cost. During 2005, we recorded a $1,201,000 non-cash charge to operations representing beneficial inducement cost associated with a Note Exchange Agreement we entered into with Cheshire on April 29, 2005.
Also during 2005 we recorded a $950,000 charge to net loss attributable to common stock representing beneficial inducement cost associated with a September 21, 2005 Shares Exchange Agreement with Cheshire to exchange Cheshire’s 688,146 Preferred Shares, previously issued by us, for 96,430 newly-issued shares of our common stock. The newly-issued shares also included payment for all accumulated dividends of $637,000 on the Preferred Shares in the form of 13,853 shares of common stock.
Our 2006 results of operations are greatly distorted by a $232,927,000 “gain on warrant liability marked to fair value.” We believe this item has no practical importance, and should not be considered by investors in evaluating us.
Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” addresses accounting for equity derivative contracts indexed to, and potentially settled in a company’s own stock, or equity derivatives, by providing guidance for distinguishing between permanent equity, temporary equity and assets and liabilities. Under EITF No. 00-19, to qualify as permanent equity certain criteria must be met, including that we must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Equity derivatives not qualifying for permanent equity accounting are recorded at their fair value using a Black-Scholes option-pricing model (“BSOPM”) and are remeasured at each reporting date until the warrants are exercised or expired. Changes in the fair value of the warrants are reported in the statements of operations as non-operating income or expense. The fair value of the warrants as calculated using a BSOPM is subject to significant fluctuation based on changes in our stock price, expected volatility, expected life, the risk-free interest rate and dividend yield.
As a result of the transactions described above in “Liquidity and Capital Resources”, beginning in the first quarter of 2006 we were in a position where we did not have enough authorized but unissued common stock to enable exercise or conversion of the derivative instruments issued in such transactions, nor of certain previously-outstanding derivative instruments. Pursuant to EITF No. 00-19, we recorded a $250,927,000 liability (as an offset to equity) for the insufficient number of underlying common shares committed for all free-standing derivative instruments valued at the date of each such event, with most warrants initially valued as of March 7, 2006, a date on which our market price was, we believe, temporarily and artificially high due to market speculation about the terms and outcome of our 2006 Private Placement. This liability was calculated using a BSOPM with the following assumptions:

		December 31,
	March 7, 2006	2006
Dividend yield	0.0%	0.0%
Expected volatility — based on our three year historical rate	135.58%	161.55%
Risk-free interest rate	4.79%	4.74%
Our common stock price	$24.00	$1.68
At December 31, 2006 the fair value of the warrants had decreased to $7,308,000, using a BSOPM with the respective assumptions in the preceding table, resulting in a gain of $232,927,000 for the year ended December 31, 2006. This gain is an artifice of GAAP accounting and has nothing to do with our operations or cash requirements. Further, this gain does not create any tax liability and will not impact our federal or state tax net operating loss carry forwards. The primary reason for the gain is the decrease in the fair value of our underlying common stock from the initial valuation date to December 31, 2006.
There were two reasons why, under EITF No. 00-19, our 2006 Private Placement securities did not qualify as permanent equity. One of the reasons no longer applies.
First, as of March 7, 2006 we did not have enough authorized but unissued common stock to enable exercise and conversion of all the 2006 Private Placement derivative securities. However, on April 11, 2006, we amended our certificate of incorporation to increase the authorized common stock, thereby providing enough common stock to enable the exercise or conversion of all of our derivative securities.
Second, in conjunction with the 2006 Private Placement, we entered into a Registration Rights Agreement with certain investors in the 2006 Private Placement. Pursuant to the terms of the Registration Rights Agreement, we filed a registration statement with the SEC covering the resale of the underlying shares of common stock for the convertible notes and warrants. The registration statement was declared effective on June 13, 2006 and has remained effective continuously thereafter.
The Registration Rights Agreement provides that if we fail to maintain the effectiveness of the registration statement, then, in addition to any other rights the holders may have, we will be required to pay each investor an amount (payable in cash or in additional shares as determined by each investor), as liquidated damages, equal to 1% per month of the aggregate amount invested by each investor. We are not in default under the Registration Rights Agreements and, due to our historical ability to maintain the effectiveness of numerous previous registrations over several years; we expect to meet the registration requirements. Accordingly, the value of the liability associated with the registration rights was deemed to be de minimis.
However, if we fail to maintain an effective registration statement, we might be required to pay a potentially unlimited amount of damages in the form of stock — more stock, theoretically, than our charter authorizes us to issue. Therefore, we are required to continue to classify the derivative instruments as a liability until the earlier of their exercise or their expiration date, at which time the warrant liability will be reclassified into stockholders’ equity. Until that time, the warrant liability will be recorded at fair value based on the methodology described above. Changes in fair value during each period will be recorded as non-operating income or expense. As a result, if our common stock price falls during a reporting period (such as it did in 2006) we will record non-operating income during that reporting period as required by GAAP.
Our basic net income per share significantly (but meaninglessly) increased during 2006 as a result of the EITF No. 00-19 gain on warrant liability marked to fair value. Our weighted average number of shares outstanding utilized in the 2006 earnings per share calculation increased significantly due to the securities issuance transactions during 2006.
As described above, EITF No. 00-19 requires us to account for our equity derivatives as a liability at fair value and any changes in the fair value are reported in the statements of operations as non-operating income or expense. If we reported the warrants as equity, fair value adjustments would not be made, and therefore no gain or loss on warrant liability marked to fair value would be reported. GAAP sets forth that in calculating diluted net loss per share, the numerator (net income) should be adjusted for instruments for which the effect on net income is different depending on whether the instrument is accounted for as an equity instrument or as a liability. Therefore in calculating diluted net loss per share, we subtracted the $232,927,000 gain on warrant liability from net income to arrive at our net loss used in calculating diluted net loss per share. The denominator (weighted average shares outstanding) was also adjusted, as prescribed by FAS No. 128, Earnings Per Share, by increasing the shares used in the basic net income per share calculation for the weighted average warrants to purchase common stock as determined by the application of the treasury method. Adjustments were also made to net income and the weighted average shares used in computing basic net income per share for the weighted average common shares issuable upon conversion of debt as determined by the if-converted method. Following is a reconciliation of net income and share amounts used in the computations of net income (loss) per share for the year ended December 31, 2006 (in thousands except share amounts):

Year Ended
December 31, 2006
Basic net income used:
Net income used in computing basic net income per share	$195,290
Impact of assumed conversions:
8% interest on convertible debentures	756
Impact of equity classified as liability:
Gain on warrant liability marked to fair value	(232,927)

Net (loss) used in computing diluted net (loss) per share	$(36,881)

Shares used:
Weighted average common shares outstanding used in computing basic net income per share	5,357,275
Weighted average warrants to purchase common stock as determined by application of the treasury method	5,591,719
Weighted average common shares issuable upon conversion of debt as determined by the if-converted method	4,371,401

Weighted average shares used in computing diluted net (loss) per share	15,320,395

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
We recorded revenues for the twelve months ended December 31, 2005 of $44,000 as compared to $323,000 for the corresponding period in 2004. In August 2004, we transferred to NovaRx our in-license rights to certain cancer-related technology and received an initial payment of $150,000. We recognized this payment as revenue and fully recognized the remaining deferred revenue of $121,000 for previous sublicense agreements with NovaRx. All other revenues were from the amortization of other multi-year out-licenses of technology. Other than possible receipt of a deferred payment from NovaRx (which we did recognize in 2006), we expect no additional revenues earlier than

2012, if at all, unless they are earned through corporate collaborations or new research and development agreements. We have not received any revenues from the sale of products and do not expect to derive revenue from the sale of any products earlier than 2012, if at all. This is an extension from previous best-case estimates, because of our decision to re-focus our HIV efforts on IR103 instead of on immediately commencing a Phase III trial with Remune®.
Our research and development expenditures for the twelve months ended December 31, 2005 were $10,284,000 as compared to $12,699,000 for the corresponding period in 2004. The decrease in research and development expenses during 2005 is attributable to decreased HIV clinical development activity and manufacturing scale-up activities for Remune®and IR103 as compared to the corresponding periods in 2004; as well as the absence in 2005 of NeuroVaxTM manufacturing costs incurred in the first quarter of 2004.
General and administrative expenses for the twelve months ended December 31, 2005 were $3,940,000 as compared to $4,678,000 for the corresponding period in 2004. These figures include $(197,000) and $206,000 of non-cash (benefit)/expense in 2005 and 2004, respectively, related to the repricing of employee stock options in 2003, all representing variable accounting for the repriced options. The reductions in general and administrative expenses year-to-year reflect ongoing cost containment efforts, including lower facilities, insurance and legal costs in 2005 as compared to 2004.
Interest expense decreased to $2,020,000 for the twelve months ended December 31, 2005 as compared to $2,968,000 for the corresponding period in 2004. The decrease is attributable to lower accretion of discount after entering into a Note Exchange Agreement, which extended the due dates of the debt we owed to Cheshire until May 31, 2007. Also during the second quarter of 2005, we converted approximately $1,467,000 of debt we owed to Cheshire into common stock, but this reduction was offset by issuing a Debenture to Cornell Capital for $1,000,000.
On September 21, 2005, we entered into and closed a Shares Exchange Agreement with Cheshire to exchange Cheshire’s 688,146 Preferred Shares, previously issued by us, for 96,430 newly-issued shares of our common stock. The newly-issued shares also included payment for all accumulated dividends of $637,000 on the Preferred Shares in the form of 13,853 shares of common stock. The Shares Exchange Agreement transaction resulted in a $950,000 charge to net loss attributable to common stockholders in the third quarter of 2005 representing beneficial inducement cost. This was a one-time, non-cash charge.
As part of the Note Exchange Agreement we entered into with Cheshire on April 29, 2005, we exchanged 8% Convertible Secured Promissory Notes with outstanding principal amounts totaling $5,741,000, previously issued by us, for a new secured 2007 Mortgage Note with a principal amount of $5,741,000. Also in connection with this agreement, Cheshire converted a separate convertible promissory note, which had a maturity date of May 3, 2005 and an outstanding principal amount of $1,467,000, into 10,070 shares of our common stock at a conversion price of $145.70 per share. The notes exchange and the note conversion transactions resulted in a $1,201,000 charge to operations in the second quarter of 2005 representing beneficial inducement cost. This was a one-time, non-cash charge.
Our net loss per share decreased during 2005 as a result of decreased operating expenses for research and development and general and administrative expenses from 2004; and the decrease is also attributable to lower beneficial inducement costs in 2005 of $1,201,000 for common stock exchanged and $950,000 for the conversion of the Series A convertible preferred versus beneficial inducement cost of $4,923,000 and a charge for loss on the extinguishment of debt of $4,935,000, both of which occurred during 2004. The decrease in net loss per share is compounded by the increase in our weighted average number of shares outstanding, due to several securities issuance transactions during 2005.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Historically, there have been no significant differences in estimates recorded for impairment of intangibles and long-lived assets or exit and disposal related costs. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below.
Warrant Liability
In applying EITF No. 00-19 to determine the fair value of the warrant liability, we use the BSOPM with the following assumptions: an expected life equal to the remaining contractual term of each of the derivative instruments; no dividends; a risk free interest rate equal to the three year treasury yield; and the three year volatility rate of our stock. In addition, we use the closing market price of our stock on each valuation date. The fair value of the warrants as calculated using a Black-Scholes option-pricing model is subject to significant fluctuation based on changes in our stock price, expected volatility, expected life, the risk-free interest rate and dividend yield.
Registration Rights
We are not in default under the Registration Rights Agreements and, due to our historical ability to maintain the effectiveness of numerous previous registrations over several years we expect to meet the registration requirements. Accordingly, the value of the liability associated with the registration rights was deemed to be de minimis.
Stock-based Compensation
In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 123R, “Share-Based Payment.” This statement is a revision to FAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” FAS No. 123R establishes accounting for stock-based compensation awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period.
We adopted FAS No. 123R on January 1, 2006, using the modified prospective application, which provides for certain changes to the method for valuing stock-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of FAS No. 123R apply to new awards and to awards that are outstanding on the effective date and subsequently are modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FAS No. 123 with modification for estimated forfeitures.
We elected to adopt the alternative transition method provided in FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” for calculating the tax effects of stock-based compensation pursuant to FAS No. 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS No. 123R.
Previously, we measured stock-based employee compensation using the intrinsic value method of accounting in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Because we established the exercise price based on the fair market value of our common stock at the date of grant, the options had no intrinsic value upon grant, and therefore generally no expense was recorded. Equity instruments issued to non-employees for goods or services were and are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached.
Intangibles and Other Long-Lived Assets
We believe that patents and other proprietary rights are important to our business. Licensed technology is recorded at cost and is amortized over its estimated useful life. In December 1999, we acquired licenses to certain patent technology, which were being amortized over seven years. Changes in our estimates of useful lives may have a material effect on our financial statements.

We evaluate potential impairment of long-lived assets in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FAS No. 144 requires that certain long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on expected undiscounted cash flows that result from the use and eventual disposition of the asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.
We test fixed assets and licensed technology annually for impairment and in interim periods if certain events occur that might affect the carrying value of a long-lived asset. For 2006, 2005 and 2004, we determined that no impairment adjustment was required for fixed assets or licensed technology.
Exit and Disposal Costs
During May 2003, we disposed of excess assets, and during August 2003, we negotiated an early lease termination for our former vacated headquarters facility in southern California, resulting in exit and disposal related costs of approximately $1,400,000. During 2003, we recorded an additional charge of $2,000,000 related to the estimated net rental expense of our vacant manufacturing facility in Pennsylvania. These costs have been accounted for in accordance with Emerging Issues Task Force Issue No. 94-3.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The following table quantifies our future contractual obligations and commitments as of December 31, 2006 (amounts in thousands):

	Payments due by year
	2007	2008	2009	2010	2011	Thereafter	Total

Operating leases	$1,251	$1,078	$1,005	$1,035	$885	$0	$5,254
Convertible Promissory Notes, related party (1)	0	632	4,080	0	0	0	4,712
Convertible Promissory Note (2)	0	5,996	0	0	0	0	5,996

Total	$1,251	$7,706	$5,085	$1,035	$885	$0	$15,962

(1)	Convertible Promissory Notes, related party are convertible into our common stock at the option of the holder; amounts include accrued and future interest.

(2)	Convertible Promissory Notes are convertible into our common stock at the option of the holder; amounts include accrued and future interest.
RECENT ACCOUNTING PRONOUNCEMENTS
In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”, which improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of FAS No. 155 to affect future reporting or disclosures.

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, which clarifies when servicing rights should be separately accounted for, requires companies to account for separately recognized servicing rights initially at fair value, and gives companies the option of subsequently accounting for those servicing rights at either fair value or under the amortization method. FAS No. 156 is effective for fiscal years beginning after September 15, 2006. We do not expect the adoption of FAS No. 156 to affect future reporting or disclosures.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to affect future reporting or disclosures.
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 provides guidance for using fair value to measure assets and liabilities and requires expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of FAS No. 157 to affect future reporting or disclosures.
In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FAS No. 87, 88, 106, and 132(R)”. FAS No. 158 requires, among other things, that a company (1) recognize a net liability or asset to report the funded status of their defined benefit pensions and other postretirement plans on its balance sheet and (2) measure benefit plan assets and benefit obligations as of the company’s balance sheet date. FAS No. 158 is effective for calendar year-end companies with publicly traded equity securities as of December 31, 2006. We do not expect the adoption of FAS No. 158 to affect future reporting or disclosures.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of prior year misstatements should be considered in evaluating a current year misstatement. Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. We do not expect SAB 108 will have a material impact on our reported results from operations or financial position.
In December 2006, the FASB issued FASB Staff Position (“FSP”) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements”, which provides guidance for accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies”. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP. For such arrangements entered into prior to the issuance of this FSP, the guidance shall be effective for the financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We do not expect FSP No. EITF 00-19-2 to affect future reporting or disclosures.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. FAS No. 159 permits entities to choose to measure many Financial instruments and certain other items at fair value. The objective is to improve Financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for Financial instruments. FAS No. 159 is effective as of the beginning of an entity’s ?rst ?scal year that begins after November 15, 2007. We do not expect FAS No. 159 to have a material impact on our reported results from operations or financial position.

We have implemented all new accounting pronouncements that are in effect and that may impact our financial statements and do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial statements.
BUSINESS
This report contains forward-looking statements. Such forward-looking statements can be identified by use of forward-looking terminology such as “believes,” “expects,” “may,” “intends,” “will,” “should” or “anticipates,” or the negative thereof or other variations thereon or comparable terminology, or by discussions of plans or strategy. Although we believe these statements are based upon reasonable assumptions, no assurance can be given that the future results covered by the forward-looking statements will be achieved. Forward-looking statements are subject to risks, uncertainties and other factors that are or may be outside of our control or that are not presently known to us and that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Some key risks, uncertainties and other factors are discussed under the heading “Risk Factors”. Further, any forward-looking statement speaks only as of the date it was made; and, subject to applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, could cause actual results to differ materially from those contained in any forward-looking statement.
Orchestra Therapeutics, Inc. (OTCBB: OCHT) is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. Our lead immune-based therapeutic product candidate NeuroVax™ for the treatment of multiple sclerosis (MS) is in Phase II development. In addition we have two product candidates, Remune® and IR103, for the treatment of Human Immunodeficiency Virus (HIV). These therapies are designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression. Over the past two years we have increased our focus on our autoimmune disease program, and in particular NeuroVax™ and MS. Prior to then our focus was almost exclusively on HIV. In March 2007, we decided to terminate Phase II HIV clinical trials, to cease manufacturing at our King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for our HIV program. This decision was taken in order to focus our financial resources on the MS and other autoimmune programs. 52-week data from the first large cohort of HIV clinical-trial participants have already been gathered, and analysis of the data will be completed and disclosed at the end of the second quarter of 2007. In the near-term we expect to maintain our manufacturing assets at our King of Prussia facility.
NeuroVax™, which is based on our patented T-cell receptor (TCR) peptide vaccine technology, has shown potential clinical value in the treatment of relapsing forms of MS. NeuroVax™ has been shown to stimulate strong disease specific cell mediated immunity in nearly all patients treated by enhancing levels of FOXP3+ T Regulatory (Treg) cells that are able to down regulate the activity of pathogenic T-cells that cause MS. Increasingly scientific findings have associated diminished levels of FOXP3+ Treg cell responses with the pathogenesis and progression of MS and other autoimmune diseases such as rheumatoid arthritis (RA), psoriasis and Crohn’s disease.
In addition to MS, we have proprietary technology and prior clinical experience for evaluation of peptide-based immune therapies for RA and psoriasis. We are in final discussions with various prestigious academic institutions about conducting pre-clinical work with human samples toward the development of several therapeutic vaccines to treat other autoimmune diseases including RA and psoriasis. We expect the findings from these programs to position us to initiate Phase I clinical trials of a TCR peptide vaccine in at least one of these new autoimmune diseases in 2008.
Remune® and IR103 are based on our patented whole-inactivated virus technology, co-invented by Dr. Jonas Salk and indicated to be safe and immunogenic in extensive clinical studies of Remune®, our first-generation HIV product candidate. IR103 is a second-generation formulation that combines its whole-inactivated antigen with a synthetic Toll-like receptor (TLR-9) agonist designed to create enhanced HIV-specific immune responses. We are currently analyzing data from two Phase II clinical studies involving Remune® and IR103 as a first-line treatment for drug-naïve HIV-infected individuals not yet eligible for antiretroviral therapy according to current medical guidelines.
All of our products are still in the development stage. We have never had revenues from the sale of products. We were founded in 1986.
Our existing cash will only provide us with liquidity through the second quarter of 2007. Because we do not anticipate generating any revenue from our products until at least 2012, if at all, we will continue to have negative cash flow. If we cannot raise enough capital to support all our current intended clinical programs, we will be required to prioritize the programs based on information we then have on hand.
On December 19, 2006 we filed an amendment to our Restated Certificate of Incorporation to effect a one-for-100 reverse split of our common stock. The reverse stock split became effective on December 20, 2006. All references in this report to numbers of shares, options and warrants, stock prices and exercise and conversion prices have been adjusted to reflect the reverse stock split.
We changed our corporate name to Orchestra Therapeutics, Inc. on April 16, 2007.
AUTOIMMUNE DISEASES
Autoimmune processes are implicated in more than 90 conditions, including MS, RA, psoriasis, Crohn’s disease, lupus and type-1 diabetes. Our unique approach to controlling autoimmune diseases uses small TCR peptide vaccines that appear to stimulate strong disease immunity that includes Foxp3+ Regulatory T-cells; a component of the immune system that is now recognized as being key in autoimmune pathogenesis. The Company was one of the first to demonstrate that these T Reg cells were diminished in MS patients, and has subsequently shown that NeuroVax™ can replenish the levels of these T Reg cells back to or greater than those seen in healthy controls.
The targeted strategy behind the Company’s immune-based therapies is reflected in the name Orchestra. Rather than disrupting the function of the entire immune system, these therapeutic vaccines are designed to elicit a very specific response – akin to correcting one instrument in an orchestra that is out of tune – to help control disease.
MULTIPLE SCLEROSIS
Overview
MS is an autoimmune disease in which the immune system mistakenly attacks normal tissues of the central nervous system. It afflicts more than 400,000 people in the United States and more than 2.5 million worldwide. Specifically, the disease in its early stages of relapsing-remitting disease (RRMS) is characterized by patients experiencing sudden onset of exacerbations (relapses) that remit within a few weeks only to occur again at unpredicted times in the future. This phase of the disease often lasts for many years, after which the disease evolves into the progressive forms of MS, with fewer relapses but more overt signs of disability resulting from irreversible damage to the fatty tissue called myelin that surrounds and protects nerve fibers. The ensuing destruction of these neuronal cells creates scarring (sclerosis) and interferes with the normal transmission of nerve impulses. This, in turn, leads to a variety of highly individualized and unpredictable neurological symptoms, ranging from movement and balance problems to vision impairment. It is believed that a subset of the specific class of white blood cells, CD4+ T-cells, that normally plays an important role in the immune system, becomes autoreactive inflammatory T-cells causing inflammation within the central nervous system and is principally responsible for the relapses and initiation of the neurodegeneration and progression of the disease.
Current Treatment Options
There are currently several approved therapeutic classes for the treatment of MS; interferons (Avonex, Rebif, Betaseron and Betaferon), glatiramer acetate (Copaxone) and a recently approved monoclonal antibody that recognize a specific receptor involved with transport of cells across the blood/brain barrier. These treatments have been shown to reduce annual relapse rates and MRI activity (used to measure the size and number of new brain lesions) in about half of all patients treated. If the patients showing responses continue to be treated over a long period of time, these products can delay conversion of the disease into the progressive forms of MS, characterized by the irreversible neurodegeneration that leads to clinical disabilities. These treatments for RRMS patients, which as noted are effective in only about 50% of patients treated, are also associated with significant side effects, often causing patients to delay therapy for significant lengths of time. Research indicates that MS patients have abnormalities in FOXP3+ message and protein expression levels in peripheral Treg cells. This observation is the first to link a defect in functional peripheral immunoregulation to an established genetic marker, FOXP3+, previously shown to be involved in maintaining immune tolerance and preventing development of autoimmune diseases.
NeuroVaxTM
NeuroVax™ is a novel, proprietary immune-based therapy designed to induce the body’s own defense system to combat the pathogenic T-cells known to be the primary cause of MS. Short TCR peptides with amino acid sequences mimicking sequences on the surface of the pathogenic T-cells within the central nervous system have been shown in animals to induce immune responses that can cure MS-like disease. The mechanism of action appears to be the induction of regulatory T-cells capable of down regulating the pathogenic T-cells causing the disease. NeuroVax™, containing an adjuvant and a combination of three TCR peptides selected to represent the pathogenic T-cells in about 90% of MS patients, has been shown in clinical trials (see below) to stimulate disease-specific immune cells in essentially all treated patients; a significant percentage of which are regulatory T-cells capable of suppressing autoreactive CD4+ T-cells. NeuroVax™ was designed with the goal of increasing the likelihood of producing disease-specific immune responses capable of controlling the activity of these pathogenic T-cells similar to their control in healthy individuals. Due to its unique mechanism of action, we believe that our TCR peptide vaccine, NeuroVax™, will be a valuable addition to the current therapies for MS, both as a stand alone product and in combination with existing therapies.
Clinical Trials History
Based on results from earlier Phase I clinical trials with single peptides in two different formulations, a 37 patient, Phase II clinical trial with the three selected peptides was initiated in November 2000 to evaluate which of the two potential formulations was best for NeuroVaxTM in terms of inducing disease-specific immunity. Participants in the Phase II clinical trial received monthly injections of either NeuroVax™ or one of two controls over 24 weeks. The placebo controlled blinded trial was designed to monitor safety and to compare immunological responses elicited by the two formulations. The trial had an immunological endpoint and a study period sufficient to monitor these responses. Although the trial was too short to expect to see clinical benefits, a subset of patients was also tracked by MRI analyses; and all patients were monitored for changes in their Expanded Disability Status Scale (EDSS) scores. An interim analysis conducted in February 2002 of data from the first 20 patients enrolled confirmed that the primary immunological endpoint had been met. Patients receiving NeuroVaxTM demonstrated a high, statistically significant immunological response compared to the group receiving the same peptides in saline or to the group receiving incomplete Freund’s adjuvant (IFA) alone. The primary immunological endpoint was the percentage of patients responding immunologically to the individual peptides as determined using a limiting dilution assay. A total of 37 patients were subsequently evaluated. The results were favorable indicating that 15 out of the 16 IFA peptide treated patients responded immunologically compared to 1 out of the 15 saline peptide treated patients and 0 out of 6 for the IFA alone treated patients. In addition, MRI analyses showed a positive trend suggestive of clinical benefit in that immune responsive patients had fewer new lesions compared to patients who showed no immune responses.
Based on these immunological findings, a 40-patient open label Phase II study was initiated in 2003 to allow patients previously enrolled in the blinded trial above to receive NeuroVaxTM. These studies were performed at Oregon Health and Science University (OHSU) in conjunction with the Immune Tolerance Network. The fully-enrolled study was completed at the end of 2005. NeuroVaxTM induced strong immune responses in essentially all treated patients.
Results reported during 2005 from a completed Phase II study showed that NeuroVax™ restored normal levels of FOXP3+ Treg cells in patients who, at baseline, had statistically significant diminished levels of FOXP3+ Treg cells compared to healthy controls. After 24 weeks, the patients treated with NeuroVax™ who completed the trial showed stimulation of their FOXP3+ Treg cells to levels well above their suppressed baseline levels, and often to levels higher than healthy controls. These elevated levels of FOXP3+ Treg cells activity remained stable through the complete 52 week study. These new data indicate a novel, specific mechanism of action for NeuroVax™ that could restore regulatory functions of the immune system in MS patients that are critical to controlling the pathogenesis of the disease. Although we believe that these earlier clinical trial results are significant, we need to conduct larger blinded trials to confirm the safety and efficacy of NeuroVax™.
During the fourth quarter of 2006 we initiated a Phase II study of NeuroVax™ in several Central and Eastern European countries. This trial is a multi-center, randomized, double-blind, placebo-controlled 48-week study to assess the safety and efficacy of NeuroVax™. Two hundred subjects with relapsing-remitting MS, with an Expanded Disability Status Scale (EDSS) score of ≤5.5 and meeting all inclusion/exclusion criteria, will be enrolled in the study. In February 2007, the first trial patient was injected at a study site in Bulgaria and regulatory approval to begin enrolling has been obtained in Slovakia. Enrollment will continue in other countries as pending regulatory approvals to initiate the trial are approved.
The primary clinical endpoint of the study is to compare the cumulative number of new gadolinium enhancing lesions, a key marker of MS disease activity, using MRI scans at 24, 32, 40, and 48 weeks. Secondary objectives include additional MRI measurements, analysis of clinical relapses, measures of neurologic disability, immunologic evaluations, and safety.
Study participants will be randomized equally to receive NeuroVax ™ (100 micrograms/mL of each of three selected T Cell Receptor peptides), emulsified in IFA or placebo IFA intramuscularly in the deltoid muscle every four weeks. Evaluation will occur every eight weeks by brain MRI scan and patients will also undergo evaluation by neurology examinations at 12, 24, 36, and 48 weeks. Safety will be monitored by routine physical exams that will be performed at 24 and 48 weeks, and lab tests of hematology, chemistry panel and urinalysis will be performed at weeks 4, 12, 24, 36, and 48.
RHEUMATOID ARTHRITIS AND PSORIASIS
In addition to MS, the Company has proprietary technology and prior clinical experience for evaluation of TCR peptide-based immune therapies for RA and psoriasis. We are currently conducting pre-clinical work with human samples with two prestigious academic institutions aimed at improving our existing therapeutic vaccines for RA (RAVAXTM) and psoriasis (PsoriVaxTM).
HUMAN IMMUNODEFICIENCY VIRUS
Overview
HIV is the virus that causes acquired immunodeficiency syndrome (AIDS), a condition that slowly destroys the body’s immune system and makes the body vulnerable to infections. HIV was first recognized in 1981 and AIDS is now the fourth leading cause of death worldwide. To date there is no known cure. An enormous amount of resources and effort have been invested over the past two decades into the research and development of therapies to slow the progression of HIV/AIDS and in search of a cure.
This disease remains a significant and growing worldwide health concern. Recent studies show that the infection rate is on the rise. According to recent estimates, nearly one million people in the United States are infected with HIV, of which approximately 25% remain unaware of their infection. U.S. mortality rates from AIDS have dropped dramatically as a result of antiretroviral therapy; however, there is concern that these trends will reverse in coming years due to the long-term toxicities associated with drug treatment and the increasing failure of drug therapy due to viral resistance.
HIV’s Effects on the Body
The immune system is the body’s natural defense mechanism designed to prevent and combat disease. There are two major arms of the human immune system: (1) the T-cell-based or cell-mediated arm, and (2) the B-cell or antibody-based arm, also known as humoral immunity. There are two main types of T-cells — helper T-cells and killer T-cells. Helper T-cells, also known as CD4+ cells, are specialized white blood cells that identify specific pathogens that have invaded body cells and stimulate other immune system forces to attack. Killer T-cells (CTL, mainly CD8 T-cells) work directly to destroy cells within the body that have become infected.

A cell-mediated immune response begins when the immune system recognizes foreign invaders, such as viruses or bacteria within the body. Helper T-cells dispatch killer T-cells to seek and destroy the cells that have been infected by foreign invaders. This response, however, is not always sufficient to eradicate disease since certain diseases can produce substances that suppress the immune response, thus making it important in these cases to provide assistance to the immune system.
HIV is a retrovirus that spreads throughout the body by invading host cells and using the host cells’ protein synthesis capability to replicate. The immune system responds by producing antibody and cellular immune responses capable of attacking HIV. While these and other responses are usually sufficient to temporarily arrest progress of the infection and reduce levels of the virus, the virus continues to replicate and slowly destroy the immune system by infecting and killing critical helper CD4+ T-cells. As the infection progresses and the amount of virus circulating in the body increases, the immune system’s control of HIV weakens and the level of T-cells declines steadily to a small fraction of its normal level.
A major reason for the virus-induced destruction of the immune system is that activated CD4+ T-cells themselves are the major cell type infected and subsequently destroyed by the virus. Once HIV enters the body, it binds to and fuses with CD4+ T-cells and the replication process begins. Replication is how HIV makes copies of itself and multiplies. In order to replicate, an HIV particle must transfer its genetic blueprint, which is in the form of ribonucleic acid (RNA), into the genes of the host CD4+ T-cell. Upon accomplishing this task, the virus then reprograms the CD4+ T-cell into a virus-making machine that produces a large number of new infective virions before death of the infected cell. This process repeats itself continuously, and after repeated assaults by viral particles, the CD4+ host cells die. As the number of CD4+ cells decreases, the immune system loses its ability to fight life-threatening infections.
A healthy, uninfected person typically has 800 to 1,200 CD4+ T-cells per cubic millimeter (mm3) of blood. During HIV infection, the number of these cells in a person’s blood progressively declines. When a person’s CD4+ T-cell count falls below 200/mm3, he or she becomes particularly vulnerable to the opportunistic infections and cancers that typify AIDS, the end stage of HIV disease. Specifically, people with AIDS often suffer infections of the lungs, intestinal tract, brain, eyes, and other organs, as well as debilitating weight loss, diarrhea, neurological conditions, and cancers such as Kaposi’s sarcoma and certain types of lymphomas.
Many scientists believe that HIV causes AIDS by directly inducing the death of CD4+ T-cells or by interfering with their normal function and by triggering other events that weaken a person’s immune function. For example, the network of signaling molecules that normally regulate a person’s immune response is disrupted during HIV, impairing a person’s ability to fight other infections. The HIV-mediated destruction of the lymph nodes and related immunologic organs also plays a major role in causing the immunosuppression.
Current Treatment Options
When HIV first appeared in the United States, there were no FDA approved drugs available to treat the direct effects of the virus, although a select few treatments were available for some of the diseases to which the body was made susceptible by this virus. In 1987, the first antiretroviral drug, known as Zidovudine or AZT, was made commercially available. Since that time, 23 additional antiretroviral drugs in five classes have been developed and commercially approved.
While there are an increasing number of options available for the treatment of HIV/AIDS, medical science is far from being able to conquer the virus. The difficulty in treating or preventing HIV is that HIV, being an RNA virus, has a high rate of mutation. Scientists have classified HIV into at least 10 broad subtypes, and within those subtypes, there are many strains.
Limitations of Existing Therapies
When antiretroviral drugs were first introduced in the early 1990s, it was believed that combination highly active antiretroviral therapies (HAART) could constitute a means to fully control HIV. With as many as 140 different approved variations of HAART, this type of treatment had been heralded as capable of lowering virus level to be essentially undetectable in some patients—a great stride in the pharmacological treatment of HIV. Unfortunately, new clinical knowledge about HAART and other antiretroviral treatment strategies has proven that complete control of HIV over time using antiretroviral drugs is unlikely and has underscored several additional drawbacks of drug therapy. These limitations leave a significant void in the arsenal for treating those infected with the virus. A key drawback is that no current therapies enable immune reconstitution in infected individuals. Other limitations include toxicity, resistance, and strict compliance requirements. In addition, the high cost of HAART makes it unavailable to many patients in less-developed parts of the world.
Current Treatment Guidelines
Due to the limitations and chronic use of antiretroviral drug therapies, the Department of Health and Human Services (DHHS) issued guidelines in February 2002, and revised them in October 2004, suggesting that these therapies should be started later in the disease stage. The guidelines were developed by the Panel on Clinical Practices for the Treatment of the Human Immunodeficiency Virus (HIV) Infection, a joint effort of the DHHS and the Henry J. Kaiser Family Foundation. The new guidelines recommend starting antiretroviral therapy when an asymptomatic HIV-infected person’s CD4+ T-cell count falls below 350 cells/mm3; previous guidelines recommended consideration of therapy for asymptomatic patients with a CD4+ T-cell count lower than 500 cells/mm3. Similar guidelines were issued in 2003 by the British HIV Association, which recommend that treatment of asymptomatic patients should be initiated when the CD4+ count is between 200 and 350 cells/mm3.
For asymptomatic HIV-infected patients with CD4+ T-cell counts higher than 350 cells/mm3, treatment should be considered when the level of HIV in plasma is high, more than 100,000 copies/ml when using the RT-PCR test. The guidelines continue to recommend antiretroviral therapy for all patients with acute HIV syndrome, those within six months of HIV seroconversion, and all patients with symptoms ascribed to HIV infection. Thus, a need exists for therapies that would not only extend but also complement existing HIV treatments and would work through different mechanisms of action. (REF: October 29, 2004 report from DHHS)
Immune-Based Therapies
The rapid emergence of HIV drug resistance, the substantial toxicity associated with antiretroviral therapy and the prohibitive costs of providing HAART to the vast majority of HIV infected individuals have created an urgent need for sustainable treatment options for HIV. The indicated response, we believe, is the aggressive development of immune-based therapies to complement the existing HIV treatment arsenal. In the history of medicine, no chemical drug has ever permanently eliminated viral infection from the human body. However, the human immune system has worked effectively at protecting humans from a variety of deadly viruses. Despite efforts to come up with a solution to either treat or effectively manage and control the HIV pandemic, there are still millions of infected people around the world who await the next generation of treatments. To this dilemma, the answer could be the human immune system. This involves stimulating the human immune system against HIV so that the body itself can better fight this battle. The key to enabling the immune system to effectively combat HIV could be immune-based therapies and therapeutic vaccines.
Stimulating the immune system to prevent infectious disease has been successfully accomplished using prophylactic/preventive vaccines. The remarkable success of these vaccines has been effective in eliminating many diseases, including the global eradication of smallpox and the virtual extinction of polio worldwide (full eradication is expected for polio within this decade). In fact, the development of the polio vaccine by Dr. Jonas Salk is regarded as one of the most significant public health achievements of the 20th century.
Therapeutic Vaccination
Pharmaceutical researchers have concentrated primarily on finding antiretroviral drugs that prevent HIV from replicating within the body. Others have attempted to find ways to help a person’s immune system control the virus on its own. These treatments, termed immune-based therapies or IBT’s, are being studied in clinical trials for their ability to extend as well as complement the HIV treatment arsenal by fighting the virus using a different and powerful mechanism of action: stimulating the human immune system.

The concept for an immune-based approach to the treatment of HIV was first proposed by Dr. Salk in a paper published in Nature in 1987 wherein he wrote, “The long incubation period between infection and the development of clinical acquired immunodeficiency syndrome (AIDS) may be due to an immune response to the initial infection which persists with health and wanes with disease.” Since individuals infected with HIV often live for seven to 10 years after becoming infected, Dr. Salk believed there must be some immune reaction serving to keep these people healthy. This is in contrast to most viral infections where the individual usually exhibits symptoms of the disease soon after infection.
Therefore, Dr. Salk hypothesized that if this natural level of protection could be amplified in a manner to keep the circulating virus below some critical level, then it might be possible to sustain the life of an infected person through a post-infection vaccine approach far longer than without such intervention.
Evidence for the key role of the immune system in fighting HIV has since been seen in the existence of a small subset of infected people, called long-term nonprogressors, who have lived for up to 20 years without disease progression. These individuals have maintained viral loads below the guidelines and often even below the limit of detection. This small number of patients demonstrates that it is possible, in some cases, to successfully contain the virus without the need for antiretroviral drugs. Investigation of these cases has revealed the presence of vigorous HIV-specific helper T-cell responses, which are inversely correlated with viral load, suggesting that the stimulation of such responses would be a critical goal of a therapeutic vaccine.
Therapeutic Vaccines Versus Preventive Vaccines
While preventive vaccines are used to prime a person’s immune system before a possible infection occurs, therapeutic vaccines attempt to boost a person’s immune system’s ability to fight a virus after it has been infected. Dr. Salk’s proposed solution was to essentially fool the immune system into thinking it was being attacked by HIV by presenting the virus in a manner that could not infect or destroy the immune cells, using an inactivated version of HIV. This, he felt, would allow the body to create and maintain a memory of the core proteins making up the virus and to more effectively mount a sustained attack against HIV-infected cells.
Remune® and IR103
Remune® and IR103 are based on our patented, whole-inactivated virus technology, co-invented by Dr. Jonas Salk and indicated to be safe and immunogenic in extensive clinical studies of Remune®, our first generation HIV product candidate. IR103 is a second-generation formulation that combines its whole-inactivated antigen with a synthetic Toll-like receptor (TLR-9) agonist designed to create enhanced HIV-specific immune responses.
In early 2006 we made a strategic decision to accelerate the development of IR103, rather than immediately pursue a Phase III trial with Remune®.
During 2007, in order to focus our resources on our autoimmune program, we decided to terminate the HIV clinical trials, to cease manufacturing at our King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for our HIV program. We are currently analyzing 52-week data from the first large cohort of HIV clinical-trial participants. We anticipate completing the analysis of the data in the second quarter of 2007.
Clinical Trials History
Following is a summary of our HIV clinical trials history over the past five years through our March 2007 decision to terminate our ongoing HIV clinical trials.
During 2006 we completed the first part of a 49-patient Phase I/II five-arm, randomized, single-blind, controlled, multi-center clinical study of safety and bioactivity of IR103 in HIV patients on HAART at sites in the United Kingdom and Canada. Results of this trial indicate that the Company’s whole-inactivated HIV-1 immunogen induces HIV-specific immune responses in HIV-infected, antiretroviral drug-naïve patients. Specifically, this original formulation product showed potential to stimulate key immunologic parameters and to stabilize the loss of CD4+ cells, which could help prolong the time before these patients need to initiate antiretroviral therapy. Although minor adverse events were reported, no treatment-limiting toxicities were recorded. This trial was intended to explore the potential utility of the HIV-1 immunogen and was not designed to have enough statistical power to be used for regulatory approval.
The second part of this study along with another similar study in Italy were both designed to test IR103 as a first-line treatment for drug-naïve HIV-infected individuals not yet eligible for antiretroviral therapy according to current medical guidelines. Along with tracking safety and measuring HIV-specific immune responses, these studies were designed to assess IR103’s ability to affect patients’ CD4+ counts. CD4+ count is a critical marker of HIV disease progression that is used, along with viral load, to determine when a patient should begin antiretroviral therapy. We believe an immune-based therapy that could stabilize CD4+ counts could be used to delay the initiation of antiretroviral therapy and serve as an important advance in the treatment of HIV. Preliminary 36-week Phase II study results from the Italian study suggest that both Remune® and IR103 stabilize CD4+ T-cell counts compared with placebo in HIV patients who have not started antiretroviral therapy, although decrease in viral load was not demonstrated as of the 36-week mark.
In March 2007, we decided to terminate all our HIV clinical studies and to consider all strategic alternatives for our HIV program. We are currently analyzing 52-week data from the first large cohort of HIV clinical-trial participants. We anticipate completing the analysis of the data in the second quarter of 2007.
During the fourth quarter of 2004 a Phase II Italian study of Remune®, and the follow-up Phase II study in Spain (the “REMIT study” which was a rollover study from study STIR-2102 completed in Spain in 2001) were completed. Data from these trials has shown several positive trends in key markers believed to indicate immune responses against HIV disease, including trends toward stabilization of total CD4+ T-cell counts, increased HIV-specific CD8+ memory T-cells, and decreased levels of activated CD38+ T-cells, following Remune® treatment.
Previous Phase I and II studies in approximately 350 adult subjects indicated that Remune®is well-tolerated with the most common side effect being injection site reactions. These trials indicated that Remune® is safe, that it may induce HIV-specific immune responses and showed positive trends on the virologic and immunologic markers.
Although Remune® has been the subject of extensive clinical trials, additional trials will be needed before we would be permitted to submit IR103 or Remune® to the FDA or other regulatory agencies for commercialization.
MANUFACTURING
NeuroVaxTM is produced by us or for us by two third-party manufacturers, both of which are located in southern California.
Our manufacturing facility in King of Prussia, Pennsylvania was previously dedicated to the manufacture of Remune®and IR103 for clinical trials. We rely on a third party for the final inactivation step of the manufacturing process. During 2003, we commenced limited scale-up and validation of our King of Prussia manufacturing facility after a period of inactivity. In January 2004, we completed production of additional doses of Remune® and IR103 for use in our ongoing clinical trials.
In early 2007 we decided to terminate the HIV clinical trials, to cease manufacturing at our King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for our HIV program. In the near-term we expect to maintain our manufacturing assets at our King of Prussia facility.
PATENTS
Multiple Sclerosis. In 1994, the European Patent Office granted us a patent covering processes for vaccinating against diseases resulting from pathogenic responses by specific T-cell populations. In 1997, we were issued a patent covering this TCR peptide vaccine technology in the United States. In 1998 and 1999, we were issued two additional United States patents directed to this technology. These patents include composition and/or method claims for the prevention or treatment of certain autoimmune diseases. In 1999, we obtained exclusive rights to the T-cell receptor peptide intellectual property of Connetics Corporation and XOMA, (US) LLC, which included several issued patents in the U.S. and major markets outside the U.S., creating a broader intellectual property platform for this line of products. We also have patents and patent applications relating to our autoimmune technology on file in the United States and other countries, including members of the European Patent Convention and Japan. These patent applications cover certain compositions and methods relating to the use of T-cell receptor peptide sequences to vaccinate against autoreactive T-cells involved in autoimmune disease. Our issued patents related to autoimmune diseases have expiration dates that range from 2010 to 2019. There can be no assurance that any further autoimmune disease patents will be issued to us or that any issued patents, or any patent that may be issued in the future, will survive opposition or litigation or provide us with any meaningful proprietary protection.
During 2005, we filed a non provisional patent application to cover FOXP3+ Treg cells as a key component of controlling development of not only MS disease but also several other autoimmune diseases. If issued, the patent will give product coverage through 2024 for vaccine products that down regulate development of these autoimmune diseases via replenishing FOXP3+ Treg cells as well as diagnostic applications using FOXP3+.
HIV Therapy. In 1993, we received a United States patent relating to Remune®. In 1998 and 1999, additional patents were issued relating to certain products and methods. We have also received similar patents in Australia, certain European countries, Japan, Russia and the Republic of South Africa. We have additional patent applications relating to Remune® and to IR103 on file in the United States, as well as in other countries. Our patent applications cover, in part, certain compositions, products and /or methods of their use for the immunotherapeutic treatment of HIV-infected patients and/or preventive treatment of uninfected individuals. Our issued patents relating to HIV therapy have expiration dates that range from 2010 to 2017. There can be no assurance that any additional HIV-related patents will be issued to us. Further, there can be no assurance that our currently issued patents, or any patent that may be issued to us in the future, will survive opposition or litigation or provide meaningful proprietary protection, especially during periods after we begin commercial sales (if ever).
COMPETITION
If successfully developed and approved, NeuroVaxTM, Remune® and IR103 will compete with numerous existing therapies. There are several drugs currently approved by the FDA for the treatment of MS and HIV. In addition, a number of companies are pursuing the development of novel pharmaceutical products that target MS and HIV, and some companies, including several multinational pharmaceutical companies, are simultaneously marketing several different drugs and may therefore be able to market their own combination drug therapies. We believe that a significant number of drugs currently under development will become available in the future for the treatment of MS and HIV. Although we believe that there is a significant future market for therapeutics to treat MS and HIV infection and other viral diseases, we anticipate that, even if we were to successfully develop our product candidates or if they were approved for commercial marketing, they would face intense and increasing competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products for the treatment of MS and HIV developed by competitors, principally including BIOGEN/Idec, Teva, Serono, Elan and Novartis (MS), and GlaxoSmithKline Plc, Merck & Co., Inc. and Gilead (HIV), will not be more effective, and/or more effectively marketed and sold, than our product candidates should they be successfully developed and receive regulatory approval, or any other therapeutic for MS and HIV that may be developed by us. Competitive products or the development by others of a cure or new treatment methods may render our technologies, products and compounds obsolete, uncompetitive or uneconomical before we can recover our development or commercialization expenses incurred with respect to any such technologies or products or compounds. Many of our competitors have significantly greater financial, technical, human, and other resources than us and may be better equipped to develop, manufacture, sell, market and distribute products. In addition, many of these companies have superior experience and credibility in preclinical testing and clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products.

GOVERNMENT REGULATION
Clinical testing, manufacture, promotion and sale of our drug products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state and foreign regulatory agencies. We believe that NeuroVaxTM, Remune® and IR103 will be regulated by the FDA as biological drug products under current regulations of the FDA. Biological products must be shown to be safe, pure and potent (i.e., effective) and are subject to the same regulatory requirements as pharmaceutical drug products under the Federal Food, Drug and Cosmetic Act. Non-compliance with applicable requirements can result in, among other things, fines, injunctions, seizure of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.
We also are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act and the Toxic Substances Control Act. Furthermore, existing or additional government regulations may be applied that could prevent or delay regulatory approval of our products, or affect the pricing or distribution of such products.
We are also subject to foreign regulatory requirements governing human clinical trials and pharmaceutical sales that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained before marketing the product in those countries. The approval process may be more or less rigorous from country to country, and the time required may be longer or shorter than that required in the United States.
RESEARCH AND DEVELOPMENT
Our primary focus is on research and development. Our research and development expenditures in 2006, 2005, and 2004 were $10,460,000, $10,284,000 and $12,699,000, respectively.
EMPLOYEES
As of April 30, 2007 we had 23 full-time employees. Of these employees, 15 are engaged in, or directly support, research and development. None of our employees are covered by a collective bargaining agreement.
PROPERTIES
We lease a 31,200 square foot office facility located in Carlsbad, California. Under the terms of the lease, which expires on April 30, 2008, monthly rent on the facility is approximately $25,000. We occupy 13,046 square feet of this facility as our headquarters and we have subleased the remaining 18,154 square feet beginning March 15, 2003 through to the end of the lease. The monthly sublet rent is approximately $10,000 per month with a 3% maximum annual percentage rent increase.
The lessor held a standby letter of credit for $600,000 as an additional security deposit. In January 2006, we did not renew the standby letter of credit. Under the terms of the lease if there is no standby letter of credit in place, we must provide an additional $600,000 security deposit to be held by the landlord. The restricted security of $600,000 (a certificate of deposit), which was collateral for the previous standby letter of credit, reverted to an escrow account for our benefit controlled by the landlord after the expiration of the standby letter of credit. Our monthly rent is being deducted from this account.
We also lease a 52,500 square foot manufacturing facility located in King of Prussia, Pennsylvania. Under the terms of the lease, which expires on October 31, 2011, we have two five-year options to extend. Current monthly rent on the facility is approximately $47,000.
We also lease a 50,600 square foot facility located adjacent to our manufacturing facility in King of Prussia, Pennsylvania which is currently not being used. Under the terms of the lease, which expires on October 31, 2011, and has two five-year options to extend, current monthly rent on the facility is approximately $31,000. We are trying to sublease this property. However, current market conditions are not favorable and there can be no assurance that we will be able to locate a subtenant.

LEGAL PROCEEDINGS
Between July 2001 and 2003, several complaints were filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our Common Stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court, and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names us and certain of our former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that we, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of Remune®.
On July 5, 2005, a shareholder derivative complaint was filed in the Superior Court of the State of California in the County of San Diego against certain of our current and former officers and directors, seeking an unspecified amount of damages. We are also named as a nominal defendant in the complaint, which alleges, among other things, that such officers and directors breached their fiduciary duties by causing the misrepresentation of our financial results and failing to correct our publicly reported financial results and guidance, and engaged in certain improper acts including abuse of control, gross mismanagement and waste of corporate assets from May 1999 to the present.
On October 3, 2006 we reached agreement with class counsel to settle the class action lawsuit for approximately $9.6 million. The settlement, which will be funded entirely by our insurers, is conditioned on notice to the class members and court approval. In May 2007, the federal court gave final approval to the settlement. We also reached an agreement to settle the related California state-court derivative lawsuit for approximately $0.25 million, which settlement would also be funded entirely by our insurers, plus agreement to adopt certain corporate governance requirements. The California state-court settlement hearing occurred on November 27, 2006 and California state-court approval was received. The settlements, which include no admission of wrongdoing by us, Agouron Pharmaceuticals, Inc., or any individual defendants, will have no effect our operations, cash flow, or financial position as they are within insurance limits. The settlements also include company officers who were named in the lawsuits.
MANAGEMENT
Set forth below are the name, age and position and brief account of the business experience of each of our executive officers and directors as of May 15, 2007

Name	Age	Position with the Company
Joseph F. O’Neill, M.D.	54	President and Chief Executive Officer, and Director
Michael K. Green	51	Chief Operating Officer and Chief Financial Officer
Georgia Theofan, Ph.D.	50	Vice President, Clinical Development
Peter Lowry	45	Vice President, Manufacturing
Richard M. Bartholomew, Ph.D.	57	Vice President, Research and Development
Robert E. Knowling, Jr.	51	Director and Chairman of the Board
James L. Foght	71	Director
James B. Glavin	71	Director
Martyn Greenacre	65	Director
David P. Hochman	32	Director
Kevin B. Kimberlin	54	Director
Kevin L. Reilly	64	Director

Joseph F. O’Neill, M.D.
President and Chief Executive Officer
Dr. O’Neill joined us in October 2005. Most recently, Dr. O’Neill was the Deputy Coordinator and Chief Medical Officer in the Office of the U.S. Global AIDS Coordinator, Department of State from August 2003 to August 2005. Before joining the State Department, Dr. O’Neill served as the Director of the White House Office of National AIDS Policy from July 2002 to August 2003. Before his White House appointment, he served as Acting Director of the Office of HIV/AIDS Policy in the Department of Health and Human Services from 2001 to July 2002. From 1997 to the end of 2001, Dr. O’Neill served as Associate Administrator for HIV/AIDS in the Health Resources and Services Administration’s HIV/AIDS Bureau. In this capacity, he directed the national Ryan White Comprehensive AIDS Resources Emergency (CARE) Act program that provides medical care and treatment, social services and pharmaceuticals to people living with HIV/AIDS throughout the United States, the District of Columbia, Puerto Rico and U.S. territories. In addition, he serves on a number of advisory boards including the Robert Wood Johnson Foundation’s Promoting Excellence in End of Life Care program and the Brazilian Association for Palliative Care. Dr. O’Neill is a graduate of the School of Medicine of the University of California at San Francisco and holds degrees in business administration, public health, health and medical sciences from the University of California at Berkeley. He is board certified in internal medicine.
Michael K. Green
Chief Operating Officer and Chief Financial Officer
Mr. Green joined us in October 2003, bringing over 25 years of extensive finance, business and accounting experience in various technology industries in both the United States and Australia. Mr. Green was promoted from Vice President, Finance to Chief Operating Officer on October 31, 2005, while retaining his Chief Financial Officer position. Mr. Green served as Senior Vice President and Chief Financial Officer of Synbiotics Corporation, a publicly traded animal health company, from May 1991 to September 2002 and as Chief Financial Officer of Immunopharmaceutics Inc., a human pharmaceutical company, from May 1991 to October 1993, where he was responsible for all finance, accounting, administrative, human resource and MIS matters. Before that Mr. Green spent 13 years with Price Waterhouse in various offices in the United States and Australia where he is a C.P.A. and a Chartered Accountant. Mr. Green co-authored the Price Waterhouse guidebook titled “Taking Your Company Public,” and the Price Waterhouse lecture series titled “Initial Public Offerings for Smaller Businesses.” Mr. Green holds a Bachelor of Business Studies degree from the New South Wales Institute of Technology in Sydney, Australia.
Georgia Theofan, Ph.D.
Vice President, Clinical Development
Dr. Theofan was appointed to the position of Vice President, Clinical Development in January 2003. Dr. Theofan has been with us since November 1995, and has been in the biotechnology industry since 1988. Since joining us, Dr. Theofan has been responsible for managing the operations of clinical trials in HIV, as well as cancer and autoimmune disease. She has over 40 publications in peer-reviewed scientific journals and is a co-inventor on nine patents. Dr. Theofan received a Ph.D. in Biology from the University of Notre Dame, and a Bachelor’s Degree in Biology from New York University. She also served as a post doctoral fellow at the University of Rochester in New York, and the University of California at both the Riverside and San Diego campuses.
Peter Lowry
Vice President, Manufacturing
Mr. Lowry was promoted to Vice President, Manufacturing Operations in March 2006, and is currently responsible for all manufacturing and quality operations at the King of Prussia, Pennsylvania facility. Mr. Lowry joined us in June 1995, and has over 15 years experience in biopharmaceutical research, bioprocess development, and large scale GMP manufacturing. He served as Executive Director, Manufacturing Operations at our Pennsylvania facility from to August 2004 to March 2006. From April 2002 to August 2004, Mr. Lowry served as Senior Director, Operations, responsible for the manufacturing of all clinical trial products in support of our HIV program. From 1995 to April 2002, he headed quality control operations at both the Pennsylvania and California facilities.

He currently serves on the Biotechnology Program Advisory Committee of Montgomery College. Before joining us, Mr. Lowry was head of Viral Biochemistry at Advanced Biotechnologies Inc. Mr. Lowry holds a bachelor’s degree in Biochemistry from Rutgers College.
Richard M. Bartholomew, Ph.D.
Vice President, Research and Development
Dr. Bartholomew was promoted to the position of Vice President, Research and Development in May 2007. Dr. Bartholomew joined the company in 1994 as Senior Director, Applied Technology, and was promoted to Executive Director, Research and Development in January, 1996. Dr. Bartholomew has over 25 years of biotech experience. Since joining the company, Dr. Bartholomew has directed the gene therapy, cancer, and autoimmune diseases programs, as well as being responsible for the company’s patent portfolio. He also has over 45 publications in peer-reviewed scientific journals. Dr. Bartholomew was one of the first Research Scientists at Hybritech Inc where he worked for 14 years. During his tenure at Hybritech, he designed novel screening assays, commercialized one of the first diagnostic assays using monoclonal antibodies, and developed platform technologies for the first in vivo use of monoclonal antibodies for tumor imaging and tumor therapy. Dr. Bartholomew received his B.S. and Doctorate degrees in Biochemistry from the University of Utah. He also served as a postdoctoral fellow at the Research Institute of SCRIPPS Clinic.
Robert E. Knowling, Jr.
Chairman of the Board
Mr. Knowling joined the Board as Chairman in February 2005. Mr. Knowling has served as Chief Executive Officer of Vercuity Solutions, Inc., a supplier of telecom expense management services, since April 2005. From January 2003 to 2005, Mr. Knowling served as Chief Executive Officer of the New York Leadership Academy at the New York City Board of Education. From 2001 to 2003, Mr. Knowling served as Chairman and Chief Executive Officer of SimDesk Technologies, a software development company. Mr. Knowling joined Covad Communications, a provider of Digital Subscriber Line (DSL) services to homes and small business customers, in July 1998 as chairman, president and chief executive officer, and served there until 2001. He serves on the board of directors for Ariba, Inc., Heidrick & Struggles International, Inc., and the Bartech Group. He is also a member of the advisory board for Northwestern University’s Kellogg Graduate School of Management. Mr. Knowling earned a Bachelor of Arts degree in theology from Wabash College and a Master of Business Administration degree from Northwestern University’s Kellogg Graduate School of Business.
James L. Foght
Director
Dr. Foght has over 40 years of experience in the healthcare and life sciences industries. Currently Dr. Foght is Managing Partner of Foght Enterprises, L.L.C., which is focused on international business advisory services. Dr. Foght has been Managing Partner of Foght Enterprises, L.L.C. since 2001. Dr. Foght is also Managing Director and a member of the investment committee of Vector Later-Stage Equity Funds, specializing in investments in the life sciences. Dr. Foght was a Founder of Vector Securities International, Inc. in 1988 and served as its President until its acquisition by Prudential Securities in 1999. From 1999 to 2001, he was Managing Director of the Prudential Vector Healthcare Group. Prior to Vector Securities, Dr. Foght was Co-Head of Kidder, Peabody’s Life Sciences/Medical Products Corporate Finance group. Prior to Kidder, Peabody, he spent 23 years with DuPont where his positions included Managing Director of DuPont U.K., Director of Pharmaceuticals in Europe, and Worldwide Director of Technology Evaluation and Acquisitions for Biomedical Products. Dr. Foght earned MS and PhD degrees in organic chemistry with minors in biochemistry and microbiology from the University of Illinois, and holds a BS from the University of Akron.
James B. Glavin
Director
Mr. Glavin has been retired since before 2002. He has been a member of our Board of Directors since May 1993 and was Chairman of the Board from September 1994 until February 2005; he retired on June 14, 2005 but returned as a Director at our request on July 6, 2005. Mr. Glavin served as our Chief Executive Officer from April 1987 to

September 1994, as President from October 1987 until September 1994, and as Treasurer from April 1987 until May 1991. Mr. Glavin currently is a Director of the Meridian Fund.
Martyn Greenacre
Director
Mr. Greenacre is currently Chairman of Beijing Med-Pharm Corporation, a U.S. public company with pharmaceutical marketing and distribution activities in China. He has served in that position since 2003. He also has served since 2002 as Chairman of Life Mist Technologies Inc., a fire suppression equipment company. He was the Chief Executive Officer of two life science companies, Delsys Pharmaceutical Corporation from 1997 until 2001 and Zynaxis, Inc. from 1993 to 1997. Previously Mr. Greenacre held various senior management positions at SmithKline Beecham from 1973 through 1992, including serving as Chairman of Europe from 1989 to 1992. He currently serves as a director of Cephalon, Inc., Acusphere, Inc. and Curis, Inc.
David P. Hochman
Director
Mr. Hochman has served as Managing General Partner of Accelerated Technologies Partners, LLC since December 2006. Mr. Hochman was engaged as a private consultant, including through his firm Orchestra Partners, LLC, since June 2006. Mr. Hochman was the Chief Executive Officer of Spencer Trask Edison Partners, LLC, an investment affiliate of Spencer Trask & Co., from March 2004 to June 2006. From June 2000 to June 2006 he was also Managing Director of Spencer Trask Ventures, Inc. Previously, Mr. Hochman served as Managing Director, Venture Resources for Spencer Trask Ventures, Inc. from June 2000 until March 2004, and was responsible for directing the firm’s investment banking and financial advisory services. Before that, he was Vice President, Investment Banking for Spencer Trask Ventures, Inc. from December 1998 until June 2000. Mr. Hochman currently serves as a director of Prescient Medical, Inc. and Modigene, Inc. Mr. Hochman also currently serves as a director of the following nonprofit organizations: AIDS Action Foundation; Citizens for NYC; and, the Mollie Parnis Livingston Foundation.
Kevin Kimberlin
Director
Mr. Kimberlin, our co-founder, has been Chairman of the Board of Spencer Trask & Co., a venture capital company, since 1991. He was a co-founder of Myriad Genetics, Inc., the first human genome company, and of Ciena Corporation, a networking company. He was the General Partner of Next Level Communications, a leading broadband equipment company, from January 1998 until its initial public offering in November 1999. He is a director of Health Dialog Services Corporation and Yaddo, an artists’ community.
Kevin L. Reilly
Director
Mr. Reilly is an independent consultant. Previously he was President of Wyeth Vaccine and Nutrition division from 1999 to 2002 and President of Wyeth Nutrition International from 1996 to 1998 and held various senior management positions at Wyeth from 1984 through 1996. Previously he was Senior Vice President at Connaught Laboratories, Ltd. from 1973 to 1984. Mr. Reilly earned a Bachelor of Science degree from the University of Melbourne in 1963 and a Master of Business Administration degree from York University, Toronto in 1973. Mr. Reilly is also a 1981 graduate of the Advanced Management Program at Harvard Business School.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Our Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our executive officers and annually determines the total compensation level for our President and Chief Executive Officer. The total proposed compensation of our named executive officers is formulated and evaluated by our Chief Executive Officer and submitted to the Compensation Committee for consideration. During 2006 we engaged HRG, Inc. to perform an extensive compensation review of our employees, including the named executive officers. As discussed in Item 7. to our Form 10-K, as of December 31, 2006 our cash on hand was only sufficient to fund our planned operations through the first quarter of 2007. Subsequent to December 31, 2006, we received gross proceeds of approximately $1,067,000 from second tranche warrant exercises through March 30, 2007, the expiration date of the warrants; however we will need to raise additional capital before the second quarter of 2007 ends. Due to the limited funds available, there has been no change in the compensation levels (including payment of 2006 bonuses) of any of our employees, including our named executive officers, since the completion of our consultant’s analysis.
Objectives of Compensation Program
The primary objective of our compensation program, including our executive compensation program, is to attract, motivate and retain talented executives who are enthusiastic about our mission. Specifically, the objectives of our compensation practices are to establish:
•	base salary levels which are commensurate with those of comparable positions at other biotechnology companies given the level of seniority and skills possessed by the executive officer and which reflect the individual’s performance with us over time;

•	annual bonuses generally tied to the achievement of corporate and individual performance objectives, and/or retention bonuses in special cases; and

•	long-term stock-based incentive awards intended to strengthen the mutuality of interests between the executive officers and our stockholders.
The major compensation elements for our named executive officers are base salary and annual performance-based bonuses, payable in cash for target performance. Base salaries (other than increases), and insurance benefits form stable parts of our named executive officers’ compensation packages that are not dependent on our performance during a particular year. Our performance-based bonus program rewards short-term and long-term performance, while our equity awards, typically in the form of stock options, reward long-term performance and align the interests of management with our stockholders.
Components of Compensation
Base Salary
We establish base salary levels for executive employees by reviewing the aggregate of base salary and annual bonus for executives in equivalent positions with our competitors in the biotechnology industry at a stage of product development comparable to us and at other companies which compete with us for executive talent. Our consultant utilized two national independent surveys of the life-sciences industry (the Culpepper Life Sciences Compensation Survey and the Radford Biotechnology Survey) as well as a peer group of companies selected based on factors including size, employment levels and stage of development. This data was used to provide us with a broad overview of compensation practices and levels in the competitive marketplace. Generally, we strive to set our competitive salary for an executive officer position at the median level compared to the marketplace. The base salary of the CEO and our other named executive officers is reviewed annually, although our pre-2006 employment agreements with Dr. O’Neill and Mr. Green set minimums for their base salary rates.
Annual Incentive Compensation
Annual cash bonus targets as a percentage of salary for Dr. O’Neill and Mr. Green are set forth in their respective employment agreements. Annual cash bonus targets for all other employees are discretionary. Bonus payments, if any, to our named executive officers are generally based on two principal factors: corporate performance as compared to our annual goals and objectives and individual performance relative to corporate performance and individual goals and objectives. We can, however, choose to award bonuses on criteria other than achievement of objectives, and our 2007 awards of bonuses for 2006 were in fact based on an appreciation of their loyal and dedicated service under difficult conditions rather than on the corporate and individual goals and objectives which had earlier been established for the 2006 bonus program.
The size of proposed bonuses based upon achievement of corporate and individual goals by our named executive officers is evaluated by the CEO, and his evaluations submitted to the Compensation and Stock Option Committee for consideration in its decision. Bonus payments for the CEO are evaluated and recommended by the Compensation and Stock Option Committee after its review of the CEO’s achievement of goals. All recommendations are then presented to the Board for decision. The CEO is present for consideration of the bonuses of officers other than himself.
Due to our current cash position, we have only approved payment of 10% of 2006 bonuses to the named executive officers. Payment of the remainder of the bonuses will be subject to the availability of cash. We have not yet completed the process for award of a 2006 bonus to Dr. O’Neill.
When a company is in financial distress as we are, retention and incentivization of key management personnel is absolutely imperative. Our 2007 bonus awards for 2006 were based on this precept. We paid Mr. Green a $100,000 stay bonus in 2006 (of which the payment was accelerated in November 2006 due to a personal need of his). We will probably consider this imperative when evaluating possible bonuses to be awarded in 2007, including with regard to payment of 2006 bonuses.
Stock Option Program
Because our stock price has fallen significantly in 2006 and 2007 and our number of outstanding shares has been diluted significantly, our currently outstanding stock options no longer provide a meaningful incentive. The close price of our common stock on March 30, 2007, $1.17, was significantly below the exercise price of all outstanding stock options. If and when additional grants are made under the 2003 Stock Plan or any future stock option plan, the size of future stock option grants will probably be larger than past grants’ size.
During 2006 there were no stock option grants to our named executive officers, due in part to the Company’s unstable situation and the need to reserve or preserve authorized shares for financing purposes. We believe the failure to grant stock options was a flaw in our 2006 compensation practices and has deprived us of some of the incentivization benefits intended to be provided by the compensation program.
Savings and Investment Plan
The Orchestra Therapeutics, Inc. Savings and Investment Plan is a defined contribution plan that qualifies as a 401(k) plan under the U.S. Internal Revenue Code of 1986, as amended. Under the 401(k) plan, we make a discretionary matching contribution to the plan, which may change year to year. Our contributions to the plan are made by us for each of the named executive officers on the same terms as are applicable to all other employees and vest immediately. During 2006 we made matching contributions equal to 100% of each eligible participants’, including named executive officers’, 401(k) deferral contributions. These matching contributions were in the form of newly issued common stock.
Summary Compensation Table
The following table sets forth the compensation earned by each of our named executive officers for services provided to us in all capacities for the fiscal year ended December 31, 2006.

				Option	All Other
Name and			Bonus	Awards	Compensation
Principal Position	Year	Salary	(1)	(2)	(3)	Total
Joseph F. O’Neill, M.D.	2006	$412,000	—	$385,964	$116,928	$914,892
President and Chief Executive Officer

Michael K. Green	2006	$258,750	$255,250	$43,074	$16,290	$573,364
Chief Operating Officer and Chief Financial Officer

Georgia Theofan, Ph.D.	2006	$201,250	$40,250	$28,079	$2,985	$272,564
Vice President, Clinical Development

Peter Lowry	2006	$174,375	$34,875	$16,671	$15,524	$241,445
Vice President, Manufacturing

(1)	The amounts shown include $100,000 retention bonus paid to Mr. Green during 2006. Our board of directors approved 2006 bonuses payable to Mr. Green, Dr. Theofan, and Mr. Lowry in the amounts of $155,250, $40,250, and $34,875 respectively, the payment of 90% of which is subject to the availability of cash. We have not yet determined the 2006 bonus for Dr. O’Neill. In accordance with his employment agreement, Dr. O’Neill’s annual target bonus amount is between 100% and 400% of his base salary; subject to the successful completion of predefined goals and objectives.

(2)	The amounts shown are the amounts of compensation cost recognized by us for the year ended December 31, 2006 related to the grants of stock options prior to January 1, 2006, as prescribed by FAS No. 123R. We did not grant any stock options in 2006 to any of these officers. For discussion of valuation assumptions, see Note 1 — The Company and its Significant Accounting Policies, to our Notes to Financial Statements.

(3)	No discretionary bonus amounts are included. See note 1 above. For 2006, we made matching stock contributions under our 401(k) Plan for Dr. O’Neill, Mr. Green, Dr. Theofan, and Mr. Lowry equal to $15,000, $15,000, $2,012, and $15,000 respectively; representing 5,454, 5,454, 847 and 6,107 shares of common stock, respectively. We also funded a group term life insurance plan in an amount in excess of $50,000. Amounts added to compensation related to this plan for Dr. O’Neill, Mr. Green, Dr. Theofan, and Mr. Lowry were $1,932, $1,290, $973 and $524, respectively. In addition Dr. O’Neill received $99,996 of relocation pay in 2006.
Severance and Change of Control Agreements
On October 26, 2005, Joseph F. O’Neill entered into an employment letter agreement with us to serve as our President and Chief Executive Officer. The agreement has a renewable three-year term that will be automatically extended for successive and additional two-year periods, unless either party provides written notice of termination to the other at least 90 days before to the end of the term. Other than our Chief Executive Officer, none of our employees has an employment agreement that provides a specific term of employment with us. Accordingly, the employment of any such employee may be terminated at any time.
Our 2003 Stock Plan provides that in the event of a merger or reorganization, we shall either continue outstanding options granted under the Plan, or shall provide for the exchange of such options for a cash payment equal to the difference between the amount paid for one share under the terms of the merger or reorganization and the exercise price for each option, or shall accelerate the exercisability of each option followed by the cancellation of options not exercised, in all cases without the optionee’s consent. Outstanding employee stock option agreements entered into pursuant to the Plan provide for the automatic vesting of employee stock options in the event of a change in control.
In addition, our executive officers may receive stock options, not required under any employment agreement, under our 2003 Stock Plan. Like all holders of stock options under the Plan, they can receive advantageous treatment of the stock options if we are acquired or experience a change in control. Also the unvested portion of each of our officers’ stock options under our equity incentive plans becomes fully vested and exercisable if we are acquired and the officer is thereafter terminated without cause, forced to change the principal place of performance of the officer’s responsibilities and duties or placed in a position with a material reduction in the officer’s responsibilities and duties.
In addition to the accelerated vesting of stock options, we provide certain benefits to our Chief Executive Officer and Chief Financial Officer upon certain qualifying terminations and in connection with terminations under certain circumstances following a change in control. The table below sets forth the estimated current value of payments and benefits to our Chief Executive Officer and Chief Financial Officer upon a change of control or a qualifying event. The amounts shown assume that the triggering events occurred on December 31, 2006 and do not include other benefits earned during their term of employment that are available to all salaried employees, such as accrued vacation; or benefits paid by insurance providers under life and disability policies. The actual amounts of payments and benefits that would be provided can only be determined at the time of separation from the Company.
Per SEC rules, the intrinsic value of accelerated unvested stock options shown in the table below was calculated using the closing price of our common stock on December 29, 2006 ($1.68). The intrinsic value is the aggregate spread between $1.68 and the exercise price of the accelerated options, if less than $1.68. The exercise price of the accelerated unvested options shown in the table below was significantly higher than $1.68 and therefore the intrinsic value is $0.

		Accelerated
	Lump Sum	Vesting of
	Severance	Stock
Name and Principal Position	Payments	Options	Total
Joseph F. O’Neill, M.D.	$412,000	$—	$412,000
President and Chief Executive Officer

Michael K. Green	$172,500	$—	$172,500
Chief Operating Officer and Chief Financial Officer
Stock Options
Grants of Plan-Based Awards
We did not grant any stock options or other “plan-based awards” in 2006.
Outstanding Equity Awards at Fiscal Year-End
The following table includes certain information with respect to the value of all unexercised options previously awarded to our named executive officers at December 31, 2006. No stock options were granted in 2006.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options	Options	Exercise	Expiration
Name and Principal Position	Exercisable	Unexercisable	Price	Date
Joseph F. O’Neill, M.D.	15,000	45,000	$32.00	10/31/2015
President and Chief Executive Officer

Michael K. Green	600	—	$181.00	1/9/2014
Chief Operating Officer and Chief	3,750	—	$188.00	2/11/2014
Financial Officer	796	204	$74.00	7/18/2015
	688	312	$32.00	10/31/2015

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options	Options	Exercise	Expiration
Name and Principal Position	Exercisable	Unexercisable	Price	Date
Georgia Theofan, Ph.D.	28	—	$112.00	4/16/2011
Vice President, Clinical Development	62	—	$112.00	9/6/2012
	19	—	$112.00	1/25/2012
	15	—	$112.00	5/21/2011
	9	—	$112.00	12/23/2009
	9	—	$112.00	12/29/2010
	12	—	$112.00	8/5/2009
	8	—	$112.00	6/23/2009
	8	—	$112.00	1/4/2009
	4	—	$112.00	7/27/2008
	8	—	$112.00	1/29/2008
	1,499	—	$112.00	4/14/2013
	796	204	$74.00	7/18/2015
	344	156	$32.00	10/31/2015

Peter Lowry	33	—	$112.00	5/6/2012
Vice President, Manufacturing	19	—	$112.00	1/25/2012
	3	—	$112.00	1/27/2012
	10	—	$112.00	1/29/2008
	10	—	$112.00	1/4/2009
	4	—	$112.00	7/6/2009
	23	—	$112.00	6/23/2009
	9	—	$112.00	12/23/2009
	9	—	$112.00	12/29/2010
	28	—	$112.00	4/16/2011
	460	—	$112.00	4/14/2014
	250	—	$188.00	2/11/2014
	597	153	$74.00	7/18/2015
Option Exercises and Stock Vested
None of our named executive officers exercised any stock options, or held any “restricted stock” awards, in 2006.
Pensions and Nonqualified Deferral Compensation
We have no pension plans. None of our named executive officers had any deferred compensation on a basis that is not tax-qualified.
BOARD COMMITTEES
The Board of Directors has appointed a Compensation and Stock Option Committee, an Audit Committee and a Nominating and Governance Committee. Each has a charter, which can be read on our website at www.orchestratherapeutics.com.
The members of the Compensation and Stock Option Committee are Kevin L. Reilly (Chairman) and Robert E. Knowling, Jr. The Compensation and Stock Option Committee held three meeting during 2006. The Compensation and Stock Option Committee’s functions are to assist in the administration of, and grant options under, our 2003

Stock Plan; to assist in the implementation of, and provide recommendations with respect to, our general and specific compensation policies and practices; and to review and approve all compensation of our executive officers.
The members of the Audit Committee are James B. Glavin (Chairman), Robert E. Knowling, Jr., Martyn Greenacre and Kevin L. Reilly. The Audit Committee held five meetings during 2006. The Audit Committee monitors the independence and performance of our independent auditors and has the sole authority to appoint and replace the independent auditors. The Audit Committee’s other functions are to monitor the quality and integrity of our financial statements, compliance with legal and regulatory requirements, controls relating to financial risk exposure, dissemination of accurate information and direction of our corporate compliance efforts, guidelines and policies. The Board of Directors has determined that Mr. Glavin is an audit committee financial expert as defined in the relevant securities law. This determination is based on a qualitative assessment of Mr. Glavin’s level of knowledge and experience based on a number of factors, including his formal education and experience.
The members of the Nominating and Governance Committee are Martyn Greenacre (Chairman) and Kevin L. Reilly. The Nominating and Governance Committee held one meeting during 2006. The Nominating and Governance Committee’s functions are to establish Board membership criteria, assist the Board by identifying individuals qualified to become Board members, recommend to the Board proposed director nominees, address and control matters of corporate governance and facilitate the regular review of the performance of the Board and its committees.
Each of our directors, other than Dr. O’Neill and Mr. Hochman, is independent, as defined under Nasdaq Marketplace Rule 4350(c). On June 7, 2006, we entered into a consulting agreement with Orchestra Partners, LLC (“Orchestra Partners”), pursuant to which Orchestra Partners will provide certain investor relations, public relations, corporate finance and other consulting services. Under this agreement, Orchestra Partners was paid $15,000 per month, with a commitment for a minimum of a six-month term, the agreement was terminated in April 2007. Orchestra’s sole member and manager is David Hochman, a director of the Company and a former affiliate of Spencer Trask & Co. Mr. Hochman was paid a total of $150,000 during the term of this consulting agreement.
Under applicable SEC and Nasdaq Rules, the existence of certain “related party” transactions above certain thresholds between a director and the Company are required to be disclosed and preclude a finding by the Board that the director is independent. The Board also has the power to consider whether transactions of those types but below the thresholds render a director not “independent,” and to consider whether any other types of transactions, relationships or arrangements (i.e., not specified in the SEC and NASDAQ rules) render a director not “independent”; however, the Board did not consider any such items in making its independence determination except that it considered the investments by Messrs. Foght ($25,000 plus $37,500 to exercise warrants), Greenacre ($25,000), Hochman ($25,000 plus $37,500 to exercise warrants), and Reilly ($25,000 plus $37,500 to exercise warrants) in our 2006 Private Placement to not deprive those directors of “independent” status.
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The Compensation and Stock Option Committee consists of Messrs. Reilly (Chair) and Knowling, each of whom is an independent director, and none of whom is a current or former employee of the Company. During 2006, none of our executive officers served as a director or member of the Compensation Committee or any Board committee performing equivalent functions for another entity that has one or more executive officers serving on our Board of Directors.
DIRECTOR COMPENSATION
Our directors do not receive cash compensation for their Board service; further, during 2006 there were no stock option grants. The following table shows compensation of non-employee members of our Board for 2006. All amounts in the first column relate to vesting under pre-2006 stock option grants.

	Option	All Other
	Awards	Compensation
Name and Principal Position	(1)	(2)	Total
Robert E. Knowling, Jr.	$—	—	$—
James L. Foght, PhD	$—	—	$—
James B. Glavin	$29,838	—	$29,838
Martyn Greenacre	$29,838	—	$29,838
David P. Hochman	$29,838	$101,500	$131,338
Kevin B. Kimberlin	$29,838	—	$29,838
Kevin L. Reilly	$29,838	—	$29,838
Alan S. Rosenthal	$29,838	—	$29,838

(1)	During July 2005, non-employee directors, as a group, were granted options from the 2003 Stock Plan to purchase a total of 6,000 shares of our common stock at an exercise price of $67.00 per share in lieu of monetary compensation for the year ending June 30, 2006. The options vested daily over one year. The amounts shown are the amounts of compensation cost recognized by us for the year ended December 31, 2006 related to the grants of stock options prior to January 1, 2006, as prescribed by FAS No. 123R. For discussion of valuation assumptions, see Note 1 — The Company and its Significant Accounting Policies, to our Notes to Financial Statements.

(2)	The amounts shown above include $101,500 of consulting services provided by Mr. Hochman.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The following table sets forth certain information, as of April 30, 2007, as to shares of our common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our current directors and executive officers as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise indicated, the business address of each individual is c/o 5931 Darwin Court, Carlsbad, California 92008.

	Shares	Percentage
	Beneficially	Beneficially
Name and address of beneficial owner	Owned (1)	Owned (2)
James L. Foght, Ph.D. (3)	31,250	*
James B. Glavin (3)	4,691	*
Michael K. Green (3)	66,744	*
Martyn Greenacre (3)	15,500	*
David Hochman (3) (4)	623,412	5.6%
Kevin B. Kimberlin (3) (5)	5,126,968	36.6%
Robert E. Knowling, Jr.	—	*
Peter Lowry (3)	42,870	*
Joseph F. O’Neill (3)	46,584	*
Kevin L. Reilly (3)	33,960	*
Georgia Theofan (3)	29,730	*

All current directors and executive officers as a group (11 persons) (6)	6,021,709	40.7%

*	Less than 1%.

(1)	To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table.

(2)	Percentage ownership is based on 10,527,675 shares of our Common Stock outstanding as of April 30, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, based on voting and investment power with respect to shares. Shares of our Common Stock subject to options, notes or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after April 30, 2007, are deemed outstanding for computing the percentage ownership of the person holding beneficial ownership of those securities, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)	The amounts shown include the following shares which may be acquired under stock options currently or within 60 days after April 30, 2007: Mr. Kimberlin, 4,350 shares; Mr. Glavin, 4,277 shares; Mr. Green, 6,203 shares; Mr. Greenacre, 3,000 shares; Mr. Hochman, 2,000 shares; Mr. Lowry, 1,590 shares; Dr. O’Neill, 22,500 shares; Mr. Reilly, 2,710 shares; and Dr. Theofan, 3,097 shares. In addition, the amounts shown include the following shares which may be acquired under convertible notes purchased in the 2006 Private Placement: Dr. Foght, 12,500 shares; Mr. Green, 50,000 shares; Mr. Greenacre, 12,500 shares; Mr. Hochman, 12,500 shares; Mr. Lowry 12,500 shares; Dr. O’Neill, 12,500 shares; Mr. Reilly, 12,500 shares; and Dr. Theofan, 25,000 shares.

(4)	The amount shown also includes 570,875 shares of Common Stock issuable to Mr. Hochman upon the exercise of 2006 Private Placement placement agent warrants; and 4,287 shares of Common Stock issuable upon exercise of a Placement Agent Unit Purchase option.

(5)	Mr. Kimberlin’s spouse holds 87 shares of our Common Stock; a retirement account for the benefit of Mr. Kimberlin holds 40 shares of our Common Stock; Kimberlin Family Partners, L.P., a Colorado limited partnership, of which Mr. Kimberlin is the general partner, holds 569 shares of our Common Stock; and Kevin Kimberlin Partners, L.P, of which the general partner is KKP Management LLC, a Nevada limited liability company, of which Mr. Kimberlin is the managing member, holds 4,487 shares of our Common Stock. Additionally, Mr. Kimberlin can be deemed to be the beneficial owner of: (a) 1,521,149 shares of Common Stock held by Cheshire; (b) 931,182 shares of common stock issuable upon exercise of warrants held by Cheshire; (c) 1,577,700 shares of common stock issuable to Cheshire upon conversion of a convertible Mortgage Note held by Cheshire; (d) 777 shares of common stock issuable to STVI upon the exercise of a Placement Agent Unit Purchase Option; (e) 777 shares of common stock issuable to STVI upon the exercise of the Class A Warrants issuable upon the exercise of a Placement Agent Unit Purchase Option; (f) 777 shares of common stock issuable to STVI upon the exercise of the Class B Warrants issuable upon the exercise of the Class A Warrants; (g) 17,748 shares of common stock issuable to Cheshire upon the exercise of Class B Warrants; (h) 141 shares of common stock issued to Spencer Trask & Co. in connection with a Unit Offering; (i) 212 shares of common stock issued to Spencer Trask & Co. in connection with the exercise of 141 Class A Warrants; (j) 141 shares of common stock issuable to Spencer Trask & Co. upon the exercise of the Class B Warrants; (k) 3,210 shares of common stock issuable to Spencer Trask & Co. upon the exercise of a Placement Agent Unit Purchase Option; (l) 3,210 shares of common stock issuable to Spencer Trask & Co. upon the exercise of the Class A Warrants issuable upon the exercise of a Placement Agent Unit Purchase Option; (m) 3,210 shares of common stock issuable to Spencer Trask & Co. upon the exercise of the Class B Warrants issuable upon the exercise of the Class A Warrants; (n) 1,028 shares of common stock issuable to the Spencer Trask Illumination Fund in connection with the exercise of private placement Warrants; (o) 125,000 shares of common stock issuable to Qubit Holdings, LLC (“Qubit”), a Delaware limited liability company owned by certain trusts formed for the benefit of Mr. Kimberlin’s children, upon conversion of a convertible note; (p) 125,000 shares of common stock held by Qubit; (q) 478,835 shares of common stock issuable to Spencer Trask & Co. upon the exercise of 2006 Private Placement placement agent warrants; and (r) 340,439 shares of common stock issuable in connection with the exercise of STIC Warrants issued through April 30, 2007. Mr. Kimberlin disclaims both any pecuniary interest and any beneficial ownership in all of the securities issued to Qubit, as Mr. Kimberlin has no power to vote or dispose, or direct the voting or disposition to any of the securities held by Qubit or such trusts.

(6)	Includes an aggregate of 49,727 shares which may be acquired by current directors and officers currently or within 60 days after April 30, 2007 pursuant to the exercise of options; an aggregate of 2,348,522 shares which may be acquired by current directors and officers currently or within 60 days after April 30, 2007 pursuant to the exercise of warrants and the Unit Placement Agent Options; and 1,852,700 shares which may be acquired by current directors and officers currently or within 60 days after April 30, 2007 pursuant to the conversion of promissory notes.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
PROMISSORY NOTES AND WARRANTS
Qubit Secured Promissory Note
On February 9, 2006 we issued to Qubit, which is owned and managed by independent trustees for the benefit of the children of our director and controlling stockholder, Kevin Kimberlin, for $250,000 cash, a secured promissory note with a $250,000 original principal amount convertible into 125,000 shares of common stock at $2.00 per share. The note matures on January 1, 2008 and bears interest at 8% per annum. Qubit also received 375,000 short-term common stock warrants exercisable at $2.00 per share. Qubit exercised a portion of its warrants by paying the exercise price of $250,000 for 125,000 shares of our common stock. The remaining 250,000 warrants expired unexercised.
Cheshire Mortgage Note
In November 2001, we entered into the Note Purchase Agreement and Intellectual Property Security Agreement with affiliated companies of Kevin Kimberlin. From November 2001 through December 31, 2002, we privately placed a total of $15,700,000 in convertible promissory notes (the “8% Notes”) and warrants. Subsequently, the Note Purchase Agreement has been amended to add and assign all the 8% Notes to Cheshire. Throughout 2002 and 2003 various transactions were completed, which converted approximately $8,492,000 in 8% Notes into common stock. At December 31, 2004, the remaining balance of the 8% Notes was $7,208,000.
On April 29, 2005, we entered into a Note Exchange Agreement with Cheshire to exchange the 8% Notes with outstanding principal amounts totaling $5,741,000, previously issued by us, for the Mortgage Note. Under the terms of the agreement, the Mortgage Note had the same terms and conditions as the 8% Notes had, except that (a) the 8% Notes would have matured at various dates in 2005, but the Mortgage Note has a maturity date of May 31, 2007, and (b) the Mortgage Note has a conversion price of $70.00 per share (the closing price of our common stock on April 29, 2005) convertible into 82,010 shares of our common stock at any time, at the option of the investor. The 8% Notes had higher conversion prices.
In connection with this agreement, Cheshire converted a separate convertible promissory note, which had a maturity date of May 3, 2005 and an outstanding principal amount of $1,467,000, into 10,070 shares of the our common stock at a conversion price of $14.57 per share. In addition, pursuant to the agreement, we paid all accrued interest as of April 29, 2005 on the 8% Notes and on the converted note. This constituted a prepayment as such interest had not been due until the original maturity dates of the 8% Notes and the converted note. Aggregate interest paid was $1,340,000.
The agreement also involved a reduction, to $70.00 per share, of the exercise prices of the associated warrants that were previously issued with the 8% Notes. These warrants became exercisable for 86,340 shares of common stock, and immediately before the agreement had a weighted average exercise price of $141.00. Furthermore as part of the agreement, Cheshire waived all anti-dilution protection under the Mortgage Note and these warrants for the $15,000,000 Standby Equity Distribution Agreement (“SEDA”) financing that we obtained from Cornell Capital in July 2005.
On February 8, 2006, we entered into a Note Exchange Agreement and a Note Revision Agreement with Cheshire pertaining to an 8% secured convertible note previously issued by us and held by Cheshire, with a principal balance (before the agreements) of $5,741,000 (the “Mortgage Note”). Under the Note Exchange Agreement, we issued 534,252 shares of newly-issued common stock to Cheshire at $2.00 per share in exchange for $1,006,000 of principal and $63,000 of accrued interest on the Mortgage Note.
Under the Note Revision Agreement, the maturity date of the Mortgage Note was extended from May 31, 2007 to January 1, 2009 and in consideration for that extension we reduced the conversion price of the remaining $4,735,000 principal amount of the Mortgage Note to $2.00 per share of common stock. Accrued interest on the Mortgage Note will also be convertible at $2.00 per share of common stock. Before the Note Exchange Agreement, the conversion price of the Mortgage Note had been $70.00 per share. The difference between conversion of $4,735,000 at $70.00 per share and conversion of $4,735,000 at $2.00 per share is approximately 2,300,000 additional shares of common stock.
In addition, Cheshire separately agreed in February 2006 to convert a total of another $1,700,000 of principal and accrued interest on the Mortgage Note into 850,000 shares of common stock at $2.00 per share; this took place on April 11, 2006.
2006 Private Placement
In March 2006, we completed a private placement of secured convertible notes and warrants to accredited investors (the “2006 Private Placement”), raising gross proceeds of $8,000,000. We issued notes with an aggregate principal amount of $8,000,000, convertible into an aggregate of 4,000,000 shares of common stock at $2.00 per share. The notes mature on January 1, 2008, bear interest at 8% per annum, and share (with Cheshire, for its previously secured note, and with Qubit for its $250,000 note) a first priority security interest in substantially all of our assets.
In addition, we issued to all of the note holders a total of 12,000,000 warrants to purchase our common stock at $2.00 per share. These warrants were divided into two 6,000,000 share tranches. 4,830,521 warrants from the first tranche of the 2006 Private Placement were exercised; with the aggregate gross proceeds totaling $9,661,000 (net proceeds to us were $8,695,000 after $966,000 of cash commissions paid to the placement agent). The remaining 1,169,479 first tranche warrants expired on August 7, 2006.
The 6,000,000 second tranche warrants became exercisable on October 16, 2006. In March 2007, we entered into a Warrant Exercise and Price Protection arrangement with certain warrant holders of the 2006 Private Placement. This arrangement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of our common stock for each $2.00 of second tranche warrant exercise price paid to us (this equates to an effective price of $0.80 per share) and (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. 552,375 warrants from the second tranche of the 2006 Private Placement were exercised for 1,352,814 shares of our common stock; with the aggregate gross proceeds totaling $1,104,750 (net proceeds to us were $994,275 after $110,475 of cash commissions paid to the placement agent). Of the 552,375 warrants exercised, 533,625 were exercised under the special Warrant Exercise and Price Protection arrangement. The remaining 5,447,625 unexercised warrants from the second tranche expired on March 30, 2007.
Among the investors in the 2006 Private Placement were several of our affiliates, including direct or indirect investment by Company directors and officers: Joseph O’Neill ($25,000 note and 37,500 warrants), Martyn Greenacre ($25,000 note and 37,500 warrants), David Hochman ($25,000 note and 37,500 warrants), James Foght ($25,000 note and 37,500 warrants), Kevin Reilly ($25,000 note and 37,500 warrants), Alan Rosenthal ($25,000 note and 37,500 warrants), Michael Green ($100,000 note and 150,000 warrants), Peter Lowry ($25,000 note and 37,500 warrants), Georgia Theofan ($50,000 note and 75,000 warrants), and Richard Bartholomew ($25,000 note and 37,500 warrants). All of these warrants expired unexercised except for 243,750 exercised by: David Hochman (18,750); James Foght (18,750); Kevin Reilly (18,750); Alan Rosenthal (37,500); Michael Green (75,000); Peter Lowry (18,750); Georgia Theofan (37,500); and Richard Bartholomew (18,750).
A designated $6,000,000 of the 2006 Private Placement notes sold (including those sold to our non-director officers) are further supported by a recourse interest limited to the value of the proceeds of certain shares of private-company preferred stock owned by STIC, an affiliate of Mr. Kimberlin. In order to induce STIC to provide a limited recourse interest to the value of the proceeds of certain shares of private-company preferred stock for the benefit of a designated $6,000,000 of the 2006 Private Placement notes, to issue to STIC, for every month that the limited recourse interest remains in place, a number of seven-year warrants to purchase our common stock at $2.00 per share equal to 1% of the common stock then underlying the designated $6,000,000 of the 2006 Private Placement notes, to the extent the notes are then outstanding. As of April 30, 2007, STIC had earned 340,439 warrants to purchase our common stock at $2.00 per share. We also paid commissions and fees to our placement agent, STVI, for its services in connection with the 2006 Private Placement. STVI, which is an affiliate of Mr. Kimberlin and at the time was also an affiliate of our director David Hochman, received $800,000 in cash and seven-year placement agent warrants to purchase 800,000 shares of common stock at $2.00 per share. STVI then allocated the warrants to various brokers, employees (including Mr. Hochman) and its parent company. In addition, STVI received a commission equal to 10% of the warrant exercise proceeds in cash plus seven-year placement agent warrants to purchase a number of shares of our common stock equal to 20% of the number of exercised warrants, which were also be allocated in a similar manner. In conjunction with the exercise of the first tranche warrants, STVI received $966,104 cash and seven-year placement agent warrants to purchase 966,104 shares of common stock at $2.00 per share. As a result of the exercise of 552,375 second tranche warrants (of which 533,625 were exercised under the Warrant Exercise and Price Protection arrangement described above), STVI became entitled to $110,475 in cash and 110,475 additional placement agent warrants. The exercise price per share of 106,725 of the additional placement agent warrants will be at $0.80 instead of $2.00, as a result of an amendment related to the Warrant Exercise and Price Protection arrangement. We also reimbursed STVI’s expenses and provided it with certain “tail” and first refusal rights.
The 2006 Private Placement (including the placement agent warrants) and the earlier $250,000 financing from Qubit resulted in weighted-average antidilution adjustments under various warrants held by Cheshire, resulting in them becoming exercisable for an aggregate of 1,070,731 shares of common stock, instead of the 99,468 shares of common stock for which they had been exercisable before the February 8, 2006 transactions, and at a blended exercise price of $9.72 instead of $105.00. Following the Warrant Exercise and Price Protection exercises in March 2007 and the expiration of the remaining 5,447,625 unexercised second tranche warrants, the warrants held by Cheshire, are now exercisable for an aggregate of 931,182 shares of common stock at a blended exercise price of $11.18 per share.
All of the 8% Notes and the Mortgage Note described above are secured.
SERIES A CONVERTIBLE PREFERRED STOCK
In January 2004, we converted short-term convertible promissory notes held by Cheshire totaling $3,899,000 issued in 2003, plus approximately $219,000 of accrued interest, into 688,146 shares of Series A Convertible Preferred Stock (“Series A”) at $5.984 per share.
The Series A had dividend and liquidation preferences over common stock holders. Cheshire as holder of the Series A was entitled to receive cumulative dividends on each share of Series A at the rate of 9% per annum until the earliest of (i) July 7, 2006, (ii) the date the Series A is redeemed and (iii) the date the Series A is converted into common stock. At December 31, 2004, accumulated but undeclared dividends on the Series A amounted to $366,000. The liquidation preference at December 31, 2004 aggregated $4,484,000.
On September 21, 2005, we entered into and closed a Shares Exchange Agreement with Cheshire to exchange Cheshire’s 688,146 shares of our Series A Convertible Preferred Stock (“Preferred Shares”), previously issued, for 96,430 newly-issued shares of our common stock. These newly-issued shares also included payment for all accumulated dividends at a rate of 9% of $637,000 on the Preferred Shares in the form of 13,853 shares of common stock.

OTHER
On June 7, 2006, we entered into a consulting agreement with Orchestra Partners, LLC (“Orchestra Partners”), pursuant to which Orchestra Partners provided certain investor relations, public relations, corporate finance and other consulting services. Under this agreement; Orchestra Partners was paid $15,000 per month, with a commitment for a minimum of a six-month term, the agreement was terminated in April 2007. Orchestra’s sole member and manager is David Hochman, a director of the Company and a former affiliate of Spencer Trask & Co. Mr. Hochman was paid a total of $150,000 during the term of this consulting agreement.
The Board of Directors believes that the foregoing transactions were in the best interests of the Company and its stockholders. It is our current policy that all transactions by us with officers, directors, 5% stockholders or their affiliates will be entered into only if such transactions are approved by a majority of the disinterested directors, and are on terms no less favorable to us than could be obtained from unaffiliated parties.
MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
PRICE RANGE OF COMMON STOCK
Our common stock previously traded on the Nasdaq SmallCap Market under the symbol IMNR through November 23, 2005. Since that time, our stock has traded on the “Pink Sheets” under the symbol IMNR.PK from November 25, 2005 through December 16, 2005 and on the OTC Bulletin Board (“OTCBB”) under the symbol IMNR.OB beginning December 19, 2005. On December 20, 2006, the effective date of our one-for-100 reverse stock split, we began trading under the symbol IMRP. On April 16, 2007, the effective date of our name change, we began trading under the symbol OCHT. The following table sets forth the range of high and low sales prices for our common stock on the applicable market for the periods indicated since January 1, 2005. All prices before December 20, 2006 have been adjusted to reflect the one-for-100 reverse stock split which occurred on that day. The Pink Sheets and OTCBB quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

2005	High	Low
January 1 – March 31, 2005	$174.00	$76.20
April 1 – June 30, 2005	88.00	50.90
July 1 – September 30, 2005	85.00	44.90
October 1 – December 31, 2005	55.00	8.10

2006	High	Low
January 1 – March 31, 2006	$27.00	$3.00
April 1 – June 30, 2006	16.00	1.89
July 1 – September 30, 2006	2.55	1.55
October 1 – December 31, 2006	2.20	0.74

2007	High	Low
January 1 – March 31, 2007	$1.68	$1.16
          On May 21, 2007, the last reported sales price of our common stock on the OTC Bulletin Board was $0.51 per share. As of May 21, 2007, our common stock was held by approximately 380 stockholders of record.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock. As part of the 2006 Private Placement, the convertible notes contain a covenant that restricts us from paying common stock dividends, and we do not expect to have any product revenues or profits in the next several years. Therefore we will not be paying any cash dividends in the foreseeable future.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We invest our excess cash primarily in U.S. government securities and money market accounts. These instruments have maturities of three months or less when acquired. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions. Furthermore, our debt is at fixed rates. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.
Our reported net income or loss can, however, be materially affected by movements in the market price of our own common stock, due to the application of EITF 00-19 (see Note 6 – Warrant Liability, to our audited Notes to Financial Statements). Any EITF 00-19 gains or losses on warrant liability are “phantom” and have no effect on our cash or financial position and do not reflect the results of our tangible business operations.
DESCRIPTION OF CAPITAL STOCK
GENERAL
We are authorized to issue 35,000,000 shares of common stock, $.0025 par value, and 10,000,000 shares of preferred stock, $.001 par value. As of June 1, 2006 there were 3,516,116 shares of common stock outstanding held by approximately 1,153 stockholders of record. As of May 21, 2007 there were 10,527,675 shares of common stock outstanding held by approximately 380 stockholders of record.
COMMON STOCK
The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at times and in amounts as the Board of Directors may from time to time determine. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.
Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.
Associated with the common stock are rights to purchase a Series E Participating Preferred Stock that are not exercisable or evidenced separately from the common stock prior to the occurrence of specified events. See—“Anti-Takeover Provisions—Stockholder Rights Plan” below.
PREFERRED STOCK
Under our Restated Certificate of Incorporation, we have authority to issue 10,000,000 shares of preferred stock, 20,000 shares of which have been designated as Series E Participating Preferred Stock and are reserved for issuance under our Stockholder Rights Plan. Our Board of Directors has the authority to issue the preferred stock in one or more series, and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividends rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of a series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.
WARRANTS
Qubit Warrants. On February 9, 2006 we issued to Qubit, which is owned and managed by independent trustees for the benefit of the children of our director and controlling stockholder, Kevin Kimberlin, 375,000 short-term common stock warrants exercisable at $2.00 per share in conjunction with a secured convertible promissory note for $250,000 cash. Qubit exercised 125,000 of its warrants and the remaining 250,000 warrants expired unexercised.
Cornell Capital Warrants. The 2006 Private Placement and related transactions resulted in antidilution adjustments under the provisions of several of our outstanding warrants. Most notably, the 5,000 warrants held by Cornell Capital experienced a “ratchet” antidilution adjustment which resulted in them overlying 231,000 shares of common stock instead of the previous 5,000 shares of common stock. In addition, on March 9, 2006, Cornell Capital partially exercised the warrant issued in August 2005, delivering $10,000 in cash to purchase 5,000 shares of common stock pursuant to the adjusted terms of the warrant at $2.00 per share. Following the 2006 Private Placement transaction, the warrants were exercisable for 226,000 shares of common stock. Following the Warrant Exercise and Price Protection exercises in March 2007, the warrants are now exercisable for approximately 553,000 shares of common stock at $0.80 per share.
2006 Private Placement Warrants. We conducted the 2006 Private Placement of secured convertible notes and warrants to accredited investors, raising gross proceeds of $8,000,000. We issued to all of the note holders a total of 12,000,000 warrants to purchase our common stock at $2.00 per share. These warrants were divided into two 6,000,000 share tranches. The 6,000,000 first tranche warrants became exercisable on June 23,2007. 4,830,521 warrants from the first tranche of the 2006 Private Placement were exercised, and the remaining 1,169,479 first tranche warrants expired on August 7, 2006.
The 6,000,000 second tranche warrants became exercisable on October 16, 2006. In March 2007, we entered into a Warrant Exercise and Price Protection arrangement with certain warrant holders of the 2006 Private Placement. This arrangement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of our common stock for each $2.00 of second tranche warrant exercise price paid to us (this equates to an effective price of $0.80 per share) and (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. 552,375 warrants from the second tranche of the 2006 Private Placement were exercised, and the remaining 5,447,625 unexercised warrants from the second tranche expired on March 30, 2007.
STIC Warrants. We also agreed, in order to induce STIC to provide a recourse interest limited to the value of the proceeds of certain shares of private-company preferred stock for the benefit of a designated $6,000,000 of the 2006 Private Placement notes, to issue to STIC, for every month that the limited recourse interest remains in place, a number of seven-year warrants to purchase our common stock at $2.00 per share equal to 1% of the common stock then underlying a designated $6,000,000 of the 2006 Private Placement notes, to the extent the notes are then outstanding. As of March 31, 2007, STIC had earned 319,241 warrants to purchase our Common Stock at $2.00 per share. The shares of common stock underlying STIC’s warrants are not being registered for resale under this prospectus.
2006 Private Placement Placement Agent Warrants. We also paid commissions and fees to our placement agent, STVI, for its services in connection with the 2006 Private Placement. STVI, which is an affiliate of Mr. Kimberlin and at the time was also an affiliate of our director David Hochman, received $800,000 in cash and seven-year placement agent warrants to purchase 800,000 shares of common stock at $2.00 per share. STVI then allocated the warrants to various brokers, employees (including Mr. Hochman) and its parent company. In addition, if and when the 2006 Private Placement warrants have been or are exercised STVI is to receive a commission equal to 10% of the warrant exercise proceeds in cash plus seven-year placement agent warrants to purchase a number of shares of our common stock equal to 20% of the number of exercised warrants, which will also be allocated in a similar manner. In conjunction with the exercise of the first tranche warrants, STVI received $966,104 cash and seven-year placement agent warrants to purchase 966,104 shares of common stock at $2.00 per share. As a result of the exercise of 552,375 second tranche warrants (of which 533,625 were exercised under the Warrant Exercise and Price Protection arrangement described above), STVI became entitled to $110,475 in cash and 110,475 additional placement agent warrants. The exercise price per share of 106,725 of the additional placement agent warrants will be at $0.80 instead of $2.00, as a result of an amendment related to the Warrant Exercise and Price Protection arrangement. We also reimbursed STVI’s expenses and provided it with certain “tail” and first refusal rights. These shares of common stock underlying the placement agent warrants are not being registered for resale under this prospectus.
Related Party Private Warrants. In addition, the 2006 Private Placement (including the placement agent warrants) and the earlier $250,000 financing from Qubit resulted in weighted-average antidilution adjustments under various warrants held by Cheshire, resulting in them becoming exercisable for an aggregate of 1,070,731 shares of common stock, instead of the 99,468 shares of common stock for which they had been exercisable before the February 8, 2006 transactions, and at a blended exercise price of $9.72 instead of $105.00. Following the Warrant Exercise and Price Protection exercises in March 2007 and the expiration of the remaining 5,447,625 unexercised second tranche warrants, the warrants held by Cheshire, are now exercisable for an aggregate of 931,182 shares of common stock at a blended exercise price of $11.18 per share.
Class B Warrants. We have Class B warrants outstanding to purchase 94,131 shares of our common stock. Each Class B warrant will entitle the holder to purchase initially one share of our common stock. The Class B warrants have an initial exercise price of $177.00. These warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification, consolidation or other specified dilutive issuances occurs. Both the exercise price and the number of securities issued upon exercise of a Class B warrant are subject to adjustments in some cases. The Class B warrants have a term of five years from their issuance. Upon 30 days prior written notice to the holders of the Class B warrants, we have the right, but not the obligation, to redeem from the holders the Class B warrants at any time after the date of issuance, at a price of $0.01 per Class B warrant, if the average of the closing bid prices of our common stock for any 10 consecutive trading days ending within 30 days prior to the date of the notice of redemption is greater than or equal to $332.00, subject to any stock splits, combinations or other adjustments.
2002 Placement Agent Warrants. Spencer Trask, our placement agent in our December 2002 private placement, and its transferees, hold unit options exercisable for 18,589 shares of our common stock at a blended exercise price of $73.69 per share; Class A warrants to purchase an aggregate of 14,376 of our common stock (12,655 of these warrants having not been issued as of December 31, 2006) and Class B warrants to purchase an aggregate of 14,524 shares of our common stock (14,376 of these warrants having not been issued as of December 31, 2006). The Class A and Class B warrants have an initial exercise price of $133.00 and $177.00 per share, respectively.
October 2003 Private Placement Warrants. There were warrants outstanding to purchase 35,643 shares of our common stock which warrants were issued in connection with the private placement that we completed in October 2003. The warrants have an initial exercise price of $332.00 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on October 10, 2008.
April 2004 Private Placement Warrants. There were warrants outstanding to purchase 25,731 shares of our common stock which warrants were issued in connection with the private placement that we completed in April 2004. The warrants have an initial exercise price of $275.00 per share. These warrants will expire, if not earlier exercised or redeemed, on November 11, 2009.

Other Outstanding Warrants. In addition, as of March 31, 2007, other warrants to purchase an aggregate of 89 shares of our common stock were outstanding with an exercise price of $200.00 per share.
ANTI-TAKEOVER PROVISIONS
Stockholder Rights Plan. We have a Stockholder Rights Plan pursuant to which preferred stock rights were distributed to stockholders on the basis of one right for each share held. One right will also attach to each share of common stock issued by us after today but before the distribution date. In general, the rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of our common stock. Once exercisable, each right entitles its holder to purchase our common stock from us at a 50% discount upon payment of an exercise price of $150 or, in the event of certain business combinations, each right entitles its holder to purchase common stock of an acquiror at a 50% discount. Under certain conditions, the rights may be redeemed by our Board of Directors in whole, but not in part, at a price of $0.01 per right. The rights are not currently exercisable, have no voting privileges and are attached to and automatically trade with our common stock. The rights expire on the earliest of (a) February 26, 2012, (b) consummation of a merger transaction with a person or group who acquired common stock pursuant to a transaction approved by a majority of the disinterested members of our board of directors, and (c) redemption of the rights.
These rights, if exercised, would cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors. See “Risk Factors—Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.”
Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prevents Delaware corporations, including those that are quoted on the OTC Bulletin Board quotation service, from engaging, under certain circumstances, in a “business combination,” which includes a merger or sale of more than 10% of the corporation’s assets, with any “interested stockholder,” that is, a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of any 15% stockholder, for three years following the date that the stockholder became an “interested stockholder” unless:
•	the transaction that resulted in the stockholder becoming an “interested stockholder” was approved by the board of directors prior to the date the “interested stockholder” attained its status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after business combination is approved by the board of directors and by an affirmative vote of at least 66 2/ 3 % of the outstanding voting stock that is not owned by the “interested stockholder.”
A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not “opted out” of Section 203. This statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us. See “Risk Factors—Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.”

Charter and Bylaw Provisions. Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:
•	our Board of Directors has three classes of directors with staggered three-year terms;

•	the authority of our Board of Directors to issue up to almost 10,000,000 shares of preferred stock and to determine the price and the rights, preferences and privileges of these shares, without stockholder approval; and

•	all stockholder action must be effected at a duly called meeting of stockholders and not by written consent.
These provisions may have the effect of delaying or preventing a change of control. Our Certificate of Incorporation and Bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of delaying or preventing changes in our management. See “Risk Factors—Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.”
Option Acceleration. The unvested portion of each of our officer’s stock options under our equity incentive plans becomes fully vested and exercisable if we are acquired and the officer is thereafter terminated without cause, forced to change the principal place of performance of the officer’s responsibilities and duties or placed in a position with a material reduction in the officer’s responsibilities and duties.
TRANSFER AGENT AND REGISTRAR
The Transfer Agent and Registrar for shares of our common stock is American Stock Transfer & Trust Company.
LEGAL MATTERS
The validity of the common stock offered hereby has been passed upon for us by Heller Ehrman LLP, San Diego, California.
EXPERTS
The financial statements as of December 31, 2006 and December 31, 2005 included in this prospectus and in the registration statement have been audited by LevitZacks, an independent registered public accounting firm, as stated in their report appearing herein, which contains an explanatory paragraph regarding our ability to continue as a going concern, and have been so included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and the shares being offered under this prospectus, as well as the secured convertible promissory notes and warrants overlying these shares, we refer you to the registration statement, including the exhibits and schedules thereto.
You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange

Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet web site. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.
Material incorporated by reference into this prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.
We maintain an Internet web site at www.orchestratherapeutics.com. We have not incorporated by reference into this prospectus the information on our web site, and you should not consider it to be a part of this prospectus.

ORCHESTRA THERAPEUTICS, INC.
The Audited Financial Statements and related items refer to us as “The Immune Response Corporation.” We changed our name to Orchestra Therapeutics, Inc. on April 16, 2007.

Orchestra Therapeutics, Inc.
Condensed Balance Sheets
(in thousands, except for share amounts)

	March 31,	December 31,
	2007	2006
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	$2,199	$3,421
Accounts receivable	245	900
Prepaid expenses	214	389

	2,658	4,710
Property and equipment, net	2,590	2,785
Deposits and other assets ($426 and $521 restricted in escrow account as security for long-term lease at March 31, 2007 and December 31, 2006, respectively)	536	611

	$5,784	$8,106

Liabilities and Stockholders’ (Deficit) Equity

Current Liabilities:
Accounts payable and accrued expenses	$3,493	$3,084
Liability for warrants committed in excess of authorized stock	3,657	7,308
Convertible promissory notes, net of discount of $2,084 plus accrued interest of $439 at March 31, 2007	3,440	—
Convertible promissory notes, related party, net of discount of $223 plus accrued interest of $49 at March 31, 2007	376	—
Current portion of deferred liabilities and revenue	376	358

	11,342	10,750

Convertible promissory notes, related party, net of discount of $261 and $592 plus accrued interest of $482 and $458 at March 31, 2007 and December 31, 2006, respectively	3,377	3,571
Convertible promissory notes, net of discount of $2,845 plus accrued interest of $348 at December 31, 2006	—	2,733
Long-term deferred liabilities and revenue, net of current portion	1,836	1,936

Total long-term liabilities	5,213	8,240

Stockholders’ (Deficit) Equity :
Common stock, $.0025 par value, 35,000,000 and 35,000,000 shares authorized; 10,294,136 and 9,088,410 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	26	23
Warrants	2,610	2,610
Additional paid-in capital	141,935	139,908
Accumulated deficit	(155,342)	(153,425)

Total stockholders’ deficit	(10,771)	(10,884)

	$5,784	$8,106

See accompanying notes to condensed financial statements.

Orchestra Therapeutics, Inc.
Condensed Statements of Operations
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended March 31,
	2007	2006
Revenues:
Licensed research revenue	$4	$4
Contract research revenue	—	7

	4	11

Expenses:
Research and development	2,269	2,463
General and administrative	1,473	1,329

	3,742	3,792

Other income and (expense):
Interest expense — including non-cash accretion of $870 and $728 for 2007 and 2006, respectively	(1,130)	(1,230)
Investment income	35	20
Gain on warrant liability marked to fair value	3,856	114,659
Beneficial inducement cost	(940)	(14,095)

	1,821	99,354

Net income (loss)	$(1,917)	$95,573

Basic income (loss) per share	$(0.21)	$76.66

Diluted (loss) per share	$(0.21)	$(2.51)

See accompanying notes to condensed financial statements.

Orchestra Therapeutics, Inc.
Condensed Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2007	2006
Net cash used in operating activities	$(2,182)	$(3,163)

Net cash used in investing activities	(1)	5

Cash Flows From Financing Activities:
Net proceeds from common stock sold under the Standby Equity Distribution Agreement	—	1,139

Proceeds from secured convertible notes	—	7,700

Proceeds from secured convertible note, related party	—	550

Payments on short-term convertible debenture	—	(400)

Proceeds from warrant exercise	1,067	10

Offering costs for debt and equity transactions	(106)	(1,092)

Net cash provided by financing activities	961	7,907

Net increase (decrease) in cash and cash equivalents	(1,222)	4,749

Cash and cash equivalents — beginning of period	3,421	146

Cash and cash equivalents — end of period	$2,199	$4,895

See accompanying notes to condensed financial statements.

ORCHESTRA THERAPEUTICS, INC.
Notes to Condensed Financial Statements (unaudited)
Note 1 – The Company:
On April 16, 2007 the Company changed its name from The Immune Response Corporation to Orchestra Therapeutics, Inc.
Orchestra Therapeutics, Inc., a Delaware corporation, is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. The Company’s lead immune-based therapeutic product candidate is NeuroVaxTM, for the treatment of multiple sclerosis (“MS”). This therapy is in Phase II of clinical development and is designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression.
Note 2 – Interim Financial Statements:
The accompanying condensed balance sheet as of March 31, 2007 and the condensed statements of operations and of cash flows for the three months ended March 31, 2007 and 2006 have been prepared by Orchestra Therapeutics, Inc. (the “Company”) and have not been audited. These financial statements, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position, results of operations and cash flows for all periods presented. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K filed for the year ended December 31, 2006. Interim operating results are not necessarily indicative of operating results for the full year.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Certain prior year amounts have been reclassified to conform to the current year presentation.
Note 3 – Going Concern:
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception (but for the $236,783,000 cumulative gain on warrant liability marked to fair value) and has an accumulated deficit of $155,342,000 and cash and cash equivalents of $2,199,000 as of March 31, 2007. The Company will not generate meaningful revenues in the foreseeable future.
These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, LevitZacks, indicated in its audit report on the 2006 financial statements that there is substantial doubt about the Company’s ability to continue as a going concern.
The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
The Company believes that its current resources are sufficient to fund its planned operations only partially into the second quarter of 2007. The Company is attempting to raise additional capital to fund operations beyond this time; however, no assurance can be given that the Company will be able to obtain additional financing when and as needed in the future.

Note 4 – Net Income (Loss) per Share:
Basic and diluted net loss per share was computed using the weighted average number of common shares outstanding, 9,179,000, for the three months ended March 31, 2007. Potentially dilutive securities are excluded from the diluted net loss per share calculation for the three months ended March 31, 2007 as the effect would be antidilutive. As of March 31, 2007 potentially dilutive shares not included are 133,000 shares for outstanding employee stock options, 4,880,000 shares issuable under convertible notes payable, 3,535,000 shares issuable under warrants outstanding, and 94,000 shares issuable under Class B Warrants outstanding.
The following is a reconciliation of net income used in the computation of diluted income per share for the three months ended March 31, 2006 (in thousands):

Three Months
Ended
March 31, 2006
Net income used in computing basic net income per share	$95,573
Impact of assumed conversions:
8% interest on convertible debentures	154
Impact of equity classified as liability:
Gain on warrant liability marked to fair value	(114,659)

Net loss used in computing diluted net loss per share	$(18,932)

The weighted average shares outstanding used in the basic net income per share calculation for the three months ended March 31, 2006 was 1,247,000. In determining the number of shares used in computing the diluted loss per share, the Company added approximately 6,288,000 potentially dilutive securities, mostly attributable to the 2006 Private Placement. As a result, the diluted loss per share for the three months ended March 31, 2006 is $2.51.
Note 5 – Stockholders’ Equity:
2006 Private Placement Convertible Notes Activity – First Quarter 2007: During the first quarter of 2007, $145,000 of outstanding principal plus accrued interest of $11,000 was converted into approximately 78,000 shares of the Company’s common stock.
2006 Private Placement Investor Warrant Activity – First Quarter 2007: In March 2007, the Company entered into a Warrant Exercise and Price Protection arrangement with certain warrant holders of the 2006 Private Placement. This arrangement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of Company common stock for each $2.00 of second tranche warrant exercise price paid to the Company (this equates to an effective price of $0.80 per share) and (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. During the first quarter of 2007 533,625 second tranche warrants were exercised under the special Warrant Exercise and Price Protection arrangement. The Company received gross proceeds totaling $1,067,000 (net proceeds to the Company were $961,000 after $106,000 of cash commissions paid to the placement agent), and issued approximately 1,334,000 shares of common stock (of which approximately 206,000 shares were subscribed at March 31, 2007 and subsequently issued during April 2007). The remaining 5,447,625 unexercised warrants from the second tranche expired on March 30, 2007.
The Warrant Exercise and Price Protection arrangement resulted in a non-cash charge to operations of $940,000 during the first quarter of 2007 representing beneficial inducement cost.
Warrants Issued for Limited Recourse Support: During the first quarter of 2007, Spencer Trask Intellectual Capital Company LLC (“STIC”) earned approximately 64,000 seven-year warrants to purchase the Company’s common stock at $2.00 per share for its limited recourse interest support on the 2006 Private Placement convertible notes. These warrants were valued utilizing the Black-Scholes option-pricing model (“BSOPM”) and the Company recognized the value of these warrants, $83,000, as interest expense for the three months ended March 31, 2007. During the first quarter of 2006 STIC earned approximately 30,000 warrants and the Company recorded $326,000 as interest expense for the three months ended March 31, 2006.

Commissions Paid and Warrants Issued to Placement Agent: Upon exercise of the 2006 Private Placement investor warrants, Spencer Trask Ventures, Inc. (“STVI”) was entitled to a commission equal to 10% of the warrant exercise proceeds in cash plus seven-year placement agent warrants to purchase a number of shares of the Company’s common stock (at $2.00 per share) equal to 20% of the number of exercised warrants. As a result of the exercise of 533,625 second tranche warrants during the first quarter of 2007, STVI became entitled to approximately $106,000 in cash and 106,000 additional placement agent warrants. The exercise price per share of the 106,000 additional placement agent warrants is at $0.80 instead of $2.00, as a result of an amendment related to the Warrant Exercise and Price Protection arrangement. STVI has chosen to share some of this compensation with its employees and/or its selected dealers. STVI will retain approximately 23,000 warrants of the 106,000 warrants earned during the first quarter of 2007.
Antidilution Adjustments: The 2006 Private Placement (including the placement agent warrants) resulted in weighted-average antidilution adjustments under various warrants held by Cheshire Associates LLC (“Cheshire”) resulting in them becoming exercisable for an aggregate of 1,070,731 shares of common stock, instead of the 338,091 shares of common stock for which they had been exercisable before the 2006 Private Placement, and at a blended exercise price of $9.72 instead of at a blended exercise price of $31.00. Following the Warrant Exercise and Price Protection exercises in March 2007 and the expiration of the remaining 5,447,625 unexercised second tranche warrants, the warrants held by Cheshire are now exercisable for an aggregate of 931,182 shares of common stock at a blended exercise price of $11.18 per share.
Note 6 – Commitments and Contingencies:
Between July 2001 and 2003, several complaints were filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of the Company’s Common Stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court, and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names the Company and certain of the Company’s former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that the Company, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of Remune®.
On July 5, 2005, a shareholder derivative complaint was filed in the Superior Court of the State of California in the County of San Diego against certain of the Company’s current and former officers and directors, seeking an unspecified amount of damages. The Company is also named as a nominal defendant in the complaint, which alleges, among other things, that such officers and directors breached their fiduciary duties by causing the misrepresentation of the Company’s financial results and failing to correct the Company’s publicly reported financial results and guidance, and engaged in certain improper acts including abuse of control, gross mismanagement and waste of corporate assets from May 1999 to the present.
On October 3, 2006 the Company reached agreement with class counsel to settle for approximately $9.6 million the class action lawsuit. The settlement, which will be funded entirely by the Company’s insurers, is conditioned on notice to the class members and final federal court approval. In March 2007, the federal court gave preliminary approval to the settlement. The Company also reached agreement in principle to settle the related California state-court derivative lawsuit for approximately $0.25 million, which settlement would also be funded entirely by the Company’s insurers, plus agreement to adopt certain corporate governance requirements. The California state-court settlement hearing occurred on November 27, 2006 and California state-court approval was received. The settlements, which include no admission of wrongdoing by the Company, Agouron Pharmaceuticals, Inc., or any individual defendants, will have no effect on the Company’s operations, cash flow, or financial position as they are within insurance limits. The settlements also include company officers and directors who were named in the lawsuits.
Although the Company has reached agreements to settle these cases, the class action settlement remains subject to final federal court approval. If final federal court approval is not obtained the Company may have to continue with the litigations. If this occurs, the Company cannot now predict or determine the outcome or resolution of these proceedings, or estimate the amounts of, or potential range of, loss with respect to these proceedings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
And Stockholders of
The Immune Response Corporation
We have audited the accompanying balance sheets of The Immune Response Corporation as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ (deficit) equity, and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Immune Response Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
As disclosed in Note 1 to the financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred net losses since inception (excluding the gain on warrant liability marked to fair value in 2006), has an accumulated deficit of $153,425,000, has a stockholders’ deficit of $10,884,000, and has a working capital deficiency of $6,040,000 as of December 31, 2006. The Company has negative cash flows from operations and does not have, and does not expect to have for the foreseeable future, a product from which to generate revenue. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ LEVITZACKS
Certified Public Accountants
San Diego, California
April 3, 2007

THE IMMUNE RESPONSE CORPORATION
BALANCE SHEETS
(in thousands, except for share amounts)

	December 31,
	2006	2005
Assets

Current Assets:
Cash and cash equivalents	$3,421	$146
Accounts receivable	900	—
Prepaid expenses	389	291

Total current assets	4,710	437
Property and equipment, net	2,785	3,583
Licensed technology, net	—	706
Deposits and other assets ($521 and $600 restricted in escrow account as security for long-term lease at December 31, 2006 and December 31, 2005, respectively)	611	690

	$8,106	$5,416

Liabilities and Stockholders’ (Deficit) Equity

Current Liabilities:
Accounts payable and accrued expenses	$3,084	$2,792
Warrant liability	7,308	—
Short-term convertible debenture, net of discount of $490 plus accrued interest of $15 at December 31, 2005	—	325
Current portion of deferred rent and accrued excess lease costs	343	274
Current portion of deferred revenue	15	32

Total current liabilities	10,750	3,423

Convertible promissory notes, related party, net of discount of $592 and $694 plus accrued interest of $458 and $307 at December 31, 2006 and December 31, 2005, respectively	3,571	5,354
Convertible promissory notes, net of discount of $2,845 plus accrued interest of $348 at December 31, 2006	2,733	—
Long-term deferred rent and accrued excess lease costs, net of current portion	1,822	2,160
Long-term deferred revenue, net of current portion	114	129

Total long-term liabilities	8,240	7,643

Stockholders’ (Deficit) Equity :
Subscribed stock	—	237
Common stock, $.0025 par value, 35,000,000 and 1,700,000 shares authorized; 9,088,410 and 716,601 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	23	2
Warrants	2,610	21,201
Additional paid-in capital	139,908	321,625
Accumulated deficit	(153,425)	(348,715)

Total stockholders’ deficit	(10,884)	(5,650)

	$8,106	$5,416

See accompanying notes to financial statements.

THE IMMUNE RESPONSE CORPORATION
STATEMENTS OF OPERATIONS
(in thousands, except for per share amounts)

	Years ended December 31,
	2006	2005	2004
Revenues:
Licensed research revenue	$915	$15	$294
Contract research revenue	17	29	29

	932	44	323

Expenses:
Research and development	10,460	10,284	12,699
General and administrative	6,114	3,940	4,879

	16,574	14,224	17,578

Other income and (expense):
Interest expense — including non-cash accretion of $6,083, $1,452 and $2,360 in 2006, 2005 and 2004, respectively	(8,109)	(2,020)	(2,968)
Investment income	209	88	122
Gain on warrant liability marked to fair value	232,927	—	—
Beneficial inducement cost	(14,095)	(1,201)	(4,923)
Loss on extinguishment of debt	—	—	(4,935)

	210,932	(3,133)	(12,704)

Net income (loss)	195,290	(17,313)	(29,959)

Less preferred stock dividends	—	(271)	(366)
Less preferred stock beneficial inducement cost	—	(950)	—

Net income (loss) attributable to common stockholders	$195,290	$(18,534)	$(30,325)

Basic net income (loss) per share:
Net income (loss)	$36.45	$(31.63)	$(64.98)

Net income (loss) attributable to common stockholders	$36.45	$(33.86)	$(65.77)

Diluted net (loss) per share:
Net (loss)	$(2.41)	$(31.63)	$(64.98)

Net (loss) attributable to common stockholders	$(2.41)	$(33.86)	$(65.77)

See accompanying notes to financial statements.

THE IMMUNE RESPONSE CORPORATION
STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
(in thousands)

									Total
						Additional			Stockholders’
	Preferred Stock		Common Stock			Paid-in		Accumulated	(Deficit)
	Shares	Amount	Shares	Amount	Warrants	Capital	Other	Deficit	Equity
Balance at December 31, 2003	—	$—	412	$1	$17,777	$290,447	$4	$(299,856)	$8,373

Conversion of convertible notes into Series A convertible preferred stock, net of issuance costs of $24	688	13,952							13,952
Issuance of common stock and warrants in private placement, net of issuance costs of $1,946			68		3,374	7,335			10,709
Unit Purchase Options and warrants exercised			2		(276)	386			110
Warrants expired					(48)	48			—
Equity issued in conjunction with consulting contracts			1			119			119
Issuance of common stock for employee stock and 401K plans			3			434			434
Fair value for repriced employee stock options						206			206
Fair value for options granted to nonemployees						554			554
Change in unrealized gain on marketable securities							(4)		(4)
Net loss								(29,959)	(29,959)

Balance at December 31, 2004	688	13,952	486	1	20,827	299,529	—	(329,815)	4,494

Conversion of Series A convertible preferred stock into common stock, including beneficial inducement cost	(688)	(13,952)	83			14,902		(950)	—
Accumulated dividends on Series A convertible preferred stock paid with common stock			14			637		(637)	—
Conversion of convertible note into common stock combined with remaining convertible note modifications			10		164	2,503			2,667
Issuance of common stock in Standby Equity Distribution Agreement, net of issuance costs of $771			119	1		3,214			3,215
Warrants issued and note discount for convertible debenture					242	477			719
Subscribed stock							237		237
Unit Purchase Options and warrants exercised					(32)	50			18
Equity issued in conjunction with consulting contracts			1			42			42
Issuance of common stock for employee 401K plan			4			282			282
Fair value for repriced employee stock options						(197)			(197)
Fair value for options granted to nonemployees						186			186
Net loss								(17,313)	(17,313)

Balance at December 31, 2005	—	—	717	2	21,201	321,625	237	(348,715)	(5,650)

Fair value of warrants issued/antidilution adjustment					29,618	(20,048)			9,570
Fair value of warrants expired					(431)	431			—
Fair value of warrants reclassed to liability					(31,692)	(208,543)			(240,235)
Offering costs						(2,244)			(2,244)
Issuance of common stock in Standby Equity Distribution Agreement			285	1		1,375			1,376
Warrants exercised			4,980	12	(16,086)	26,034			9,960
Conversion of convertible debt			2,782	7		19,652			19,659
Subscribed stock							(237)		(237)
Equity issued in conjunction with consulting contracts			240	1		453			454
Issuance of common stock for employee 401K plan			84			269			269
Fair value for options granted to employees						904			904
Net income								195,290	195,290

Balance at December 31, 2006	—	$—	9,088	$23	$2,610	$139,908	$—	$(153,425)	$(10,884)

See accompanying notes to financial statements.

THE IMMUNE RESPONSE CORPORATION
STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2006	2005	2004
Cash Flows From Operating Activities:
Net income (loss)	$195,290	$(17,313)	$(29,959)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,529	1,632	1,626
Noncash loan fees	1,235	—	—
Operating expenses paid with common stock and warrants	454	324	355
Stock-based compensation expense	904	(11)	760
Deferred revenue	(17)	(44)	(174)
Deferred rent	(15)	2	193
Accrued excess lease costs	(269)	(203)	—
Accrued interest, related party	334	(844)	576
Accrued interest	422	—	—
Accretion of convertible promissory notes, related party	652	1,113	2,360
Accretion of short-term convertible debenture and convertible promissory notes	5,431	339	—
Gain on warrant liability marked to fair value	(232,927)	—	—
Beneficial inducement cost	14,095	1,201	4,923
Loss on extinguishment of debt	—	—	4,935
Interest expense converted into Series A convertible preferred stock	—	—	219
Loss on disposal of fixed assets	6	—	14
Changes in operating assets and liabilities:
Accounts receivable	(900)	—	—
Prepaid expenses	(98)	73	8
Accounts payable and accrued expenses	544	996	(453)
Long-term restricted escrow account utilized to pay rent expense	79	—	—

Net cash used in operating activities	(13,251)	(12,735)	(14,617)

Cash Flows From Investing Activities:
Purchase of property and equipment	(31)	(77)	(420)
Proceeds from sale of property and equipment, net	—	—	4

Net cash used in investing activities	(31)	(77)	(416)

Cash Flows From Financing Activities:
Net proceeds from common stock sold under the Standby Equity Distribution Agreement	1,139	3,461	—
Subscribed stock for the Standby Equity Distribution Agreement	—	237	—
Proceeds from convertible promissory notes	7,700	—	—
Proceeds from convertible promissory notes, related party	550	890	—
Payments on short-term convertible debenture	(548)	(200)	—
Net proceeds from private placement of common stock	—	—	10,709
Proceeds from warrant exercise	9,960	—	—
Net proceeds from exercises of Unit Purchase Options	—	18	110
Offering costs for debt and equity transactions	(2,244)	(246)	(23)
Net proceeds from common stock purchases through employee plans	—	—	197

Net cash provided by financing activities	16,557	4,160	10,993

Net increase (decrease) in cash and cash equivalents	3,275	(8,652)	(4,040)
Cash and cash equivalents — beginning of year	146	8,798	12,838

Cash and cash equivalents — end of year	$3,421	$146	$8,798

See accompanying notes to financial statements.

THE IMMUNE RESPONSE CORPORATION
NOTES TO FINANCIAL STATEMENTS
Note 1 — The Company and its Significant Accounting Policies:
The Company
     The Immune Response Corporation (the “Company”), a Delaware corporation, is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. The Company’s lead immune-based therapeutic product candidates are NeuroVaxTM, for the treatment of multiple sclerosis (“MS”), and Remune® and IR103, for the treatment of human immunodeficiency virus (“HIV”). Both of these therapies are in Phase II of clinical development and are designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression. In March 2007, the Company decided to terminate its HIV clinical trials. This decision was taken in order to focus the Company’s financial resources on the MS and other autoimmune programs. See Note 14.
All of the Company’s products are still in the development stage, and the Company has never had revenues from the sale of products. The Company was founded in 1986.
Principles of Consolidation
     Effective January 1, 2005, the Company and its wholly-owned subsidiary were merged into one company through a statutory tax-free reorganization. There was no financial statement impact as a result of this merger. The financial statements for the year ended December 31, 2004 include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.
Segment Reporting
     The Company has determined that it operates in one business segment dedicated to pharmaceutical research.
Financial Statement Preparation
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Certain prior year amounts have been reclassified to conform to current year classifications.
Cash and Cash Equivalents and Concentration of Credit Risk
     Cash and cash equivalents consist of cash, money market funds, time deposits and treasury securities with remaining maturities at the date of acquisition of less than three months. The carrying amounts approximate fair value due to the short maturities of these instruments.
     The Company invests its excess cash in U.S. government securities and money market accounts. The Company has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. Substantially all of the Company’s cash and cash equivalents are maintained with one financial institution in the United States. Deposits held with the bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Fair Value of Financial Instruments
Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term and long-term convertible debt obligations. With the exception of the convertible promissory notes (see Note 5), the fair value of these financial instruments approximates their carrying amount as of December 31, 2006 and 2005 due to the nature of or the short maturity of these instruments. In addition, the warrant liability is carried at fair value. See Note 6.
Property and Equipment
     Property and equipment are recorded at cost and are depreciated or amortized over their estimated useful lives using the straight-line method. Property and equipment have useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining terms of the related leases.
Licensed Technology
     Licensed technology is recorded at cost and amortized over its estimated useful life. In December 1999, the Company acquired licenses to certain TCR patent technology, which was amortized over seven years. Accumulated amortization was $4,944,000 and $4,238,000 at December 31, 2006 and 2005, respectively. Amortization expense was $706,000 for each of the three years in the period ended December 31, 2006. The licensed technology was fully amortized at December 31, 2006.
Long-lived Assets
     The Company accounts for long-lived assets in accordance with Financial Accounting Standard, FAS, No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company tests fixed assets and licensed technology annually for impairment and in interim periods if certain events occur that might affect the carrying value of a long-lived asset. For each of the three years in the period ended December 31, 2006, the Company determined that no impairment adjustment was required for fixed assets or licensed technology.
Stockholders’ Equity
     On December 19, 2006, the Company filed an amendment to its Restated Certificate of Incorporation to effect a (i) one-for-100 reverse stock split (the “Reverse Stock Split”) of all of the Company’s issued common stock, par value $0.0025 per share (“Common Stock”), and (ii) decrease in the number of authorized shares of the Company’s Common Stock from 3.5 billion shares to 35 million shares. Prior to the filing, the amendment was approved by the Company’s Board of Directors and by the Company’s stockholders at a special meeting on April 11, 2006. The Reverse Stock Split became effective on December 20, 2006. All share and per share information included in these financial statements have been adjusted to give retroactive effect of this Reverse Stock Split.
Revenues Under Collaborative Agreements
     The Company earns revenue from licensing its proprietary technology and performing services under research and development contracts. Any initial fees under license and option agreements, under which the Company also provides research and development services, are recognized over the term of the research and development or other relevant period. Payments for options to a license for the Company’s technology are recognized over the option period. Revenues from the achievement of milestones are recognized over the remaining development period. Revenues under research and development contracts are recognized as the services are performed. Advance payments received in excess of amounts earned are classified as deferred revenue.
Research and Development Costs
     All research and development costs are charged to expense as incurred.
     Deferred Rent
     The Company records rent expense on a straight-line basis over the term of the leases. Due to the escalation of rent payments on an annual basis, the difference between the lower payments in earlier years and the straight-line expense is recorded as a deferred liability, which amortizes during the second half of lease terms as the payments exceed the monthly straight-line expense.
     Exit and Disposal Related Costs
     In June 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force Issue, EITF, No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Transactions previously accounted for under EITF No. 94-3 are not changed by FAS No. 146. The Company applied EITF No. 94-3 during 2002 prior to the issuance of FAS No. 146 (see Note 9).
     Stock-based Compensation
     The Company has three stock option plans to grant options to purchase common stock to employees and certain directors of the Company and certain other individuals. Refer to Note 7 for additional information related to these stock option plans.
The Company adopted FAS No. 123 (Revised 2004) (“FAS No. 123R”), “Share-Based Payment”, on January 1, 2006, using the modified prospective application, which provides for certain changes to the method for valuing stock-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of FAS No. 123R apply to new awards and to awards that are outstanding on the effective date and subsequently are modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FAS No. 123, “Accounting for Stock-Based Compensation” with modification for estimated forfeitures.
The Company has elected to adopt the alternative transition method provided in FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” for calculating the tax effects of stock-based compensation pursuant to FAS No. 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS No. 123R.
Prior to the adoption of FAS No. 123R, the Company measured its stock-based employee compensation using the intrinsic value method of accounting in accordance with Accounting Principles Board, APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Because the Company established the exercise price based on the fair market value of the Company’s stock at the date of grant, the options had no intrinsic value upon grant, and therefore no expense was recorded. Equity instruments issued to non-employees for goods or services were accounted for at fair value and were marked to market until service was complete or a performance commitment date was reached.
Stock-Based Compensation Information under FAS No. 123R — Upon adoption of FAS No. 123R, the Company is continuing to use the Black-Scholes option-pricing model (“BSOPM”) for valuation of stock-based awards granted on or after January 1, 2006, but with future modifications for estimated vesting forfeiture rates applied. The Company decided that the BSOPM is an appropriate method for valuing employee grants due to the historical volatility of the Company’s stock price combined with daily vesting provisions for a majority of the stock option grants.
The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2006 was $8.82 per share using the BSOPM with the following weighted average assumptions (annualized percentages):

Year Ended
December 31, 2006
Risk-free interest rate	4.80%
Volatility	152.23%
Forfeiture rate	20.96%
Expected life in years	5
Dividend yield	0.0%
The Company used the historical volatility rate of the Company’s stock price for the five years preceding the quarter end of the stock option grants as the basis for forecasting an expected volatility rate. The risk-free interest rate assumption is based upon observed interest rates that coincide with the expected life for options assumed at five years, typically half of the life of the option grant. The Company uses half of the option term due to the extreme volatility of the Company’s stock price. The vesting forfeiture rate is based on the Company’s historical option forfeiture information for the five years preceding the quarter end of the stock option grants. The Company uses graded vesting to recognize employee option expense.
As stock-based compensation expense recognized in the Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. FAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under FAS No. 123 for the periods prior to 2006, the Company also accounted for forfeitures, but as they occurred.
The Company recorded $904,000 in stock-based compensation expense as a general and administrative expense for the year ended December 31, 2006, of which $897,000 relates to stock-based compensation expense for employee stock options recorded under FAS No. 123R.
Pro Forma Information under FAS No. 123 for Periods Prior to 2006 - As required under FAS No. 123 and FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” the pro forma effects of stock-based compensation on net loss and net loss per common share have been estimated at the date of grant using the BSOPM based on the following assumptions:

	2005	2004
Risk-free interest rate	4.11%	3.405%
Volatility	118%	139%
Expected life in years	5	5
Dividend yield	0.0%	0.0%
     For purposes of pro forma disclosures under FAS No. 123, the estimated fair value of the options was assumed to be amortized to expense over the options’ vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net loss and net loss per common share for the years ended December 31, 2005 and 2004 were as follows (in thousands, except for loss per share):

	2005	2004
Net loss (attributable to common stockholders) — as reported	(18,534)	(30,325)
Stock-based employee compensation expense (benefit) included in net loss	(197)	206
Fair value of stock-based employee compensation expense	(1,524)	(2,345)

Net loss (attributable to common stockholders) — pro forma	(20,255)	(32,464)
Net loss (attributable to common stockholders) per share (basic and diluted) — as reported	(33.86)	(65.77)

Net loss (attributable to common stockholders) per share (basic and diluted) — pro forma	(37.00)	(70.41)

Income Taxes
     All income tax amounts have been computed in accordance with FAS No. 109, “Accounting for Income Taxes.” Under this statement, the liability method is used to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Valuation allowances are established against deferred tax assets when the realization is uncertain.
Net Income (Loss) Per Share
     The Company follows the provisions of FAS No. 128, “Earnings Per Share”, which requires the Company to present basic and fully diluted earnings per share. Basic net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding for the respective periods. Diluted loss per share, calculated using the treasury stock method, gives effect to the potential dilution that could occur upon the exercise of certain stock options and warrants that were outstanding during the respective periods presented. For periods when the Company reported a net loss from continuing operations, these potentially dilutive common shares were excluded from the diluted income or loss per share calculation because they were antidilutive.
Recent Accounting Pronouncements
As described above, the Company implemented FAS No. 123R as of January 1, 2006.
In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”, which improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS No. 155 to affect future reporting or disclosures.
In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, which clarifies when servicing rights should be separately accounted for, requires companies to account for separately recognized servicing rights initially at fair value, and gives companies the option of subsequently accounting for those servicing rights at either fair value or under the amortization method. FAS No. 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of FAS No. 156 to affect future reporting or disclosures.
In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to affect future reporting or disclosures.
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 provides guidance for using fair value to measure assets and liabilities and requires expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS No. 157 to affect future reporting or disclosures.

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FAS No. 87, 88, 106, and 132(R)”. FAS No. 158 requires, among other things, that a company (1) recognize a net liability or asset to report the funded status of their defined benefit pensions and other postretirement plans on its balance sheet and (2) measure benefit plan assets and benefit obligations as of the company’s balance sheet date. FAS No. 158 is effective for calendar year-end companies with publicly traded equity securities as of December 31, 2006. The Company does not expect the adoption of FAS No. 158 to affect future reporting or disclosures.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of prior year misstatements should be considered in evaluating a current year misstatement. Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company does not expect SAB 108 will have a material impact on its reported results from operations or financial position.
In December 2006, the FASB issued FASB Staff Position (“FSP”) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements”, which provides guidance for accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies”. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP. For such arrangements entered into prior to the issuance of this FSP, the guidance shall be effective for the financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company does not expect FSP No. EITF 00-19-2 to affect future reporting or disclosures.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. FAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect FAS No. 159 to have a material impact on the Company’s reported results from operations or financial position.
Note 2 – Going Concern:
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception (but for the $232,927,000 gain on warrant liability marked to fair value), has an accumulated deficit of $153,425,000, cash and cash equivalents of $3,421,000, a working capital deficiency of $6,040,000 and a deficiency in stockholders’ equity of $10,884,000 as of December 31, 2006. The Company will not generate meaningful revenues in the foreseeable future. The Company has $5,780,000 of convertible promissory notes which will mature on January 1, 2008.
     These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accountants, LevitZacks, indicate in their audit report on the 2006 financial statements that there is substantial doubt about the Company’s ability to continue as a going concern.
     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
     The Company believes that its current resources are sufficient to fund its planned operations, including necessary capital expenditures and clinical trials, into the second quarter of 2007. The Company is attempting to raise additional capital to fund operations beyond the second quarter of 2007; however, no assurance can be given that the Company will be able to obtain additional financing when and as needed in the future.
     In March 2007, the Company decided to terminate its HIV clinical trials, to cease manufacturing at its King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for its HIV program. This decision was taken in order to focus the Company’s financial resources on the MS and other autoimmune programs. See Note 14.
Note 3 – Supplemental Cash Flow Information:
     Supplemental information relating to interest and noncash activities (in thousands):

	Years ended December 31,
	2006	2005	2004
Interest paid	$35	$1,412	$25

Supplemental Disclosure of Noncash Information:
Reclassification of equity to warrant liability, net	$240,235	$—	$—

Common stock and warrants issued for offering costs	$20,615	$525	$805

Series A convertible preferred stock converted into common stock	$—	$13,952	$—

Beneficial inducement cost for Series A convertible preferred stock conversion	$—	$950	$—

Common stock issued for payment of accumulated dividends on Series A preferred stock	$—	$637	$—

Debt discount allocated to convertible promissory notes for warrants and beneficial conversion costs	$8,250	$719	$—

Convertible promissory notes and interest converted into common stock	$2,544	$—	$—

Convertible promissory notes, related party and interest converted into common stock	$2,768	$1,467	$—

Promissory notes and interest converted into Series A convertible preferred stock	$—	$—	$4,118

Warrants issued for loan fees	$1,235	$—	$—

Additional debt discount allocated to short-term convertible debenture for antidilution adjustment	$85	$—	$—

Secured convertible debenture converted into common stock	$251	$—	$—

Common stock and warrants issued for consulting services	$454	$42	$119

Common stock issued for 401(k) plan	$269	$282	$237

Warrant expirations to paid-in capital, no common stock issued	$431	$—	$48

Note 4 – Components of Selected Balance Sheet Accounts:
     Property and equipment consist of the following (in thousands):

	December 31,
	2006	2005
Furniture and fixtures	$348	$348
Equipment	3,469	3,444
Leasehold improvements	7,693	7,693
Purchased software	88	88

	11,598	11,573
Less accumulated depreciation and amortization	(8,813)	(7,990)

	$2,785	$3,583

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2006	2005
Accounts payable	$661	$1,039
Employee compensation and benefits	932	750
Clinical trial expenses	1,243	653
Professional fees	239	265
Other	9	85

	$3,084	$2,792

     Deferred rent and accrued excess lease costs consist of the following (in thousands):

	December 31,
	2006	2005
Deferred rent	$334	$364
Accrued excess lease costs	1,831	2,070

	2,165	2,434
Less current portion deferred rent	(64)	(35)
Less current portion accrued excess lease costs	(279)	(239)

	$1,822	$2,160

Note 5 – Convertible Promissory Notes and Short-Term Convertible Debenture
Total convertible promissory notes and convertible debenture at December 31, 2006 are as follows:

				Net Interest
	December 31,	Additional	Principal	Accrued /			December 31,
	2005 Net	Debt	Payments /	(Paid or		Discount	2006 Net Book
	Book Value	Incurred	Conversions	Converted)	Discount	Amortization	Value

Short-term convertible debenture	$325		$(800)	$(16)	$(85)	$576	$—
Convertible promissory notes, related party — Cheshire	5,354		(2,585)	112	—	397	3,278
Convertible promissory notes, related party — Qubit	—	250		18	(250)	118	136
Convertible promissory notes, related party — 2006 private placement	—	300		20	(300)	137	157
Convertible promissory notes, 2006 private placement	—	7,700	(2,470)	348	(7,700)	4,855	2,733

	$5,679	$8,250	$(5,855)	$482	$(8,335)	$6,083	$6,304

Short-Term Convertible Debenture:
On August 4, 2005, the Company borrowed $1,000,000 in cash from Cornell Capital Partners, LP (“Cornell Capital”) against a secured convertible debenture (the “Debenture”). The outstanding principal balance was required to be repaid in equal monthly installments beginning in October 2005 and ending on August 4, 2006 and bore 12% interest per annum, payable monthly. The outstanding principal amount of the Debenture was convertible at the option of Cornell Capital into shares of the Company’s common stock at an original conversion price of $63.15 per share, which was 80% of the volume weighted average price on August 4, 2005. The Company also issued a warrant to purchase 5,000 shares of common stock, exercisable for five years at an original exercise price of $92.40 per share, to Cornell Capital in connection with the Debenture. The Company paid Cornell Capital a commitment fee of $100,000 cash in connection with the Debenture and also paid Cornell Capital a structuring fee of $10,000 in cash.

The Debenture was secured by substantially all of the Company’s assets and a pledge of 142,857 shares of common stock, of which 49,597 were pledged on August 4, 2005 and 93,260 were pledged on September 30, 2005. The 142,857 pledged shares were held in escrow as collateral for the Debenture. In connection with the final payment described below, the pledged shares were released. During 2005, the pledged shares were accounted for as contingently issuable shares and were not included in the calculation of the weighted average number of shares for purposes of calculating net loss per share or in the calculation of the 716,601 shares issued and outstanding on the balance sheet at December 31, 2005.
     From August 4, 2005 through September 30, 2005, the Company’s obligation was further secured by a pledge of 60,000 shares of the Company’s common stock from Cheshire Associates LLC (“Cheshire”), an affiliate of Kevin Kimberlin, a director and major stockholder of the Company. The Company issued common stock warrants to Cheshire as an inducement to pledge the 60,000 shares temporarily to Cornell Capital. The warrants are exercisable at any time between August 2005 and August 2010 at an exercise price of $78.00 per share for 1,140 shares equal to 20 shares times the 57 days that Cheshire’s shares were pledged to Cornell Capital. These warrants are subject to weighted average antidilution protection for the investor. As described below, on February 8, 2006, the Company entered into the Note Exchange and Note Revision Agreements which resulted in an antidilution adjustment to the warrants.
2006 Adjustment to the Stock Conversion Price and Warrant Exercise Price — On February 8, 2006, the Company entered into a Note Exchange Agreement and a Note Revision Agreement with Cheshire, which resulted in “ratchet” antidilution adjustments under the terms of the Debenture and warrant. The conversion price and exercise price of the Debenture and warrant were reduced to $2.00 per share. As a result the $500,000 outstanding principal balance of the Debenture, which had previously been convertible into 7,917 shares of common stock (at $63.15 per share), became convertible into 250,000 shares of common stock; and the warrants, which had previously been exercisable for 5,000 shares of common stock (at $9.24 per share), became exercisable for 231,000 shares of common stock.
2006 Warrant Exercise — On March 9, 2006, Cornell Capital partially exercised the warrant issued in August 2005, delivering $10,000 in cash to purchase 5,000 shares of common stock pursuant to the adjusted terms of the warrant at $2.00 per share. Following this transaction, the warrant is exercisable for 226,000 shares of common stock.
2006 Conversion and Payment Activity on the Short—Term Convertible Debenture - On March 8, 2006, Cornell Capital converted $32,000 of outstanding principal balance of the Debenture into 15,835 shares of common stock pursuant to the terms of the Debenture at the adjusted $2.00 per share conversion price. On April 20, 2006, Cornell Capital converted additional principal of $220,000 on the Debenture into 110,000 shares of common stock at $2.00 per share. Following these conversions, the outstanding principal balance of the Debenture was $148,000.
On May 1, 2006, the Company made the final payment of principal and all accrued interest on Cornell Capital’s Debenture.
The early conversions and payoff of the Debenture resulted in approximately $243,000 of accelerated accretion of debt discount for the year ended December 31, 2006.
Convertible Promissory Notes, Related Party:
     Convertible promissory notes, related party consists of the following at December 31, 2006 (in thousands):

			2006
			Private
	Cheshire	Qubit	Placement	Total
Convertible promissory notes, related party – face amount	$3,155	$250	$300	$3,705
Unamortized discount	(297)	(132)	(163)	(592)
Accrued interest payable at maturity	420	18	20	458

Convertible promissory notes, related party – net book value at December 31, 2006	$3,278	$136	$157	$3,571

     Due to the Company’s inability to borrow from recognized lending institutions, the Company has had to enter into borrowing transactions that include large amounts of derivative securities granted in conjunction with the debt. Based on the nature of the related party relationship, the estimated fair value of the convertible promissory notes, related party, approximates their carrying amount as of December 31, 2006. The Company recorded interest expense and non-cash accretion on related party debt of $984,000, $1,608,000 and $2,936,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
Convertible Promissory Notes, Qubit - On February 9, 2006, the Company entered into and consummated a Securities Purchase Agreement with Qubit Holdings, LLC (“Qubit”), which is owned and managed by independent trustees for the children of Mr. Kimberlin, to lend to the Company $250,000. The Company issued to Qubit a $250,000 promissory note, secured by substantially all of the Company’s assets, bearing interest at 8% per annum, maturing on January 1, 2008, and convertible into Company common stock at $2.00 per share, plus 375,000 short-term warrants to purchase Company common stock at $2.00 per share. The warrants were exercisable in two tranches with 187,500 warrants in each tranche. During the third quarter of 2006, Qubit exercised a portion of its first tranche warrants by paying the exercise price of $250,000 for 125,000 shares of the Company’s common stock. Qubit held another 62,500 of first tranche warrants that expired unexercised on August 7, 2006. The remaining 187,500 warrants expired on November 30, 2006. See Note 7.
The Company made the required allocation of the gross proceeds received from the Qubit note, between the beneficial conversion feature of the note and the warrants based on their relative fair values at the time of issuance. Based on relative fair values at the time of the closing, $225,000 of the loan proceeds were allocated to the warrants and $25,000 of the loan proceeds were allocated to the beneficial conversion feature of the note payable. This discount will be amortized on a straight-line basis into interest expense over the life of the note.
     Convertible Promissory Notes, Cheshire - In November 2001, the Company entered into the Note Purchase Agreement and Intellectual Property Security Agreement with an accredited investor. From November 2001 through December 31, 2002, the Company privately placed a total of $15,700,000 in convertible promissory notes (the “8% Notes”) and warrants. The investor, Kevin Kimberlin Partners, L.P, is an affiliate of Kevin Kimberlin, a director and major stockholder of the Company. Subsequently, the Note Purchase Agreement has been amended to add and assign all the 8% Notes to Cheshire. Throughout 2002 and 2003 various transactions were completed, which converted approximately $8,492,000 in 8% Notes into common stock. At December 31, 2004, the remaining balance of the 8% Notes was $7,208,000.
On April 29, 2005, the Company entered into a Note Exchange Agreement with Cheshire to exchange the 8% Notes with outstanding principal amounts totaling $5,741,000, previously issued by the Company, for a new secured 2007 Mortgage Note with a principal amount of $5,741,000 (the “Mortgage Note”). Under the terms of the agreement, the Mortgage Note has the same terms and conditions as the 8% Notes had, except that (a) the 8% Notes would have matured at various dates in 2005, but the Mortgage Note has a maturity date of May 31, 2007, and (b) the Mortgage Note has a conversion price of $70.00 per share (the closing price of the Company’s common stock on April 29, 2005) convertible into 82,010 shares of the Company’s common stock at any time, at the option of the investor. The 8% Notes had higher conversion prices.
In connection with this agreement, Cheshire converted a separate convertible promissory note, which had a maturity date of May 3, 2005 and an outstanding principal amount of $1,467,000, into 10,070 shares of the Company’s common stock at a conversion price of $14.57 per share. In addition, pursuant to the agreement, the Company paid all accrued interest as of April 29, 2005 on the 8% Notes and on the converted note. This constituted a prepayment, as such interest had not been due until the original maturity dates of the 8% Notes and the converted note. Aggregate interest paid was $1,340,000. Also, the notes exchange and the note conversion transactions resulted in a non-cash charge to operations in 2005 for $1,201,000 representing beneficial inducement cost.
The agreement also involved a reduction, to $70.00 per share, of the exercise prices of the associated warrants that were previously issued with the 8% Notes. These warrants became exercisable for 86,340 shares of common stock, and immediately before the agreement had a weighted average exercise price of $141.00. Furthermore as part of the agreement, Cheshire waived all anti-dilution protection under the Mortgage Note and these warrants for the $15,000,000 Standby Equity Distribution Agreement (“SEDA”) financing that the Company obtained from Cornell Capital in July 2005.
On February 8, 2006 the Company entered into a Note Exchange Agreement and a Note Revision Agreement with Cheshire pertaining to the Mortgage Note (with a principal balance, before the agreements, of $5,741,000). Under the Note Exchange Agreement, the Company issued 534,252 shares of newly-issued common stock to Cheshire at $2.00 per share in exchange for $1,006,000 of principal and $63,000 of accrued interest on the Mortgage Note. Under the Note Revision Agreement, the maturity date of the Mortgage Note was extended from May 31, 2007 to January 1, 2009 and in consideration for that extension the Company reduced the conversion price of the remaining $4,735,000 principal amount of the Mortgage Note to $2.00 per share of common stock. Accrued interest on the Mortgage Note will also be convertible at $2.00 per share of common stock. Before the

Note Exchange Agreement, the conversion price of the Mortgage Note had been $70.00 per share. The difference between conversion of $4,735,000 at $70.00 per share and conversion of $4,735,000 at $2.00 per share is approximately 2,300,000 additional shares of common stock.
On April 11, 2006 pursuant to the Note Conversion Commitment Agreement entered into in February 2006, Cheshire converted additional principal of $1,580,000 and $120,000 of accrued interest on the Mortgage Note into 850,000 shares of common stock at $2.00 per share.
The Note Exchange Agreement and the early conversion resulted in accelerated accretion of debt discount totaling approximately $199,000. Also, the Note Exchange and Note Revision transactions resulted in a non-cash charge to operations of $14,095,000 in the first quarter of 2006 representing beneficial inducement cost.
     Following is a summary of the various terms and conversion features of the Cheshire Mortgage Note as of December 31, 2005 and the effects of the February 2006 Note Exchange Agreement, Note Revision Agreement and Note Conversion Commitment Agreement and the related conversions with the remaining balance on the Mortgage Note as of December 31, 2006 (in thousands except for conversion price and share information):

		Convertible	At Issuance		After Dilution Adjustments
		Notes		Conversion		Conversion
Date	Maturity Date	Principal	# of Shares	Price	# of shares	Price
December 31, 2005	May 31, 2007	$5,741	82,000	$70.00
February 8, 2006		$(1,006)

Adjusted Balance	January 1, 2009	$4,735	67,600	$70.00	2,367,500	$2.00
April 11, 2006		$(1,580)			(790,000)	$2.00

Balance at December 31, 2006		$3,155			1,577,500	$2.00

     Each of the original 8% Notes also had 100% warrant coverage (see Note 7). The warrants are for a term of ten years. The warrants are exercisable into shares of the Company’s common stock at any time, at the option of the investor. Both the conversion price of the Mortgage Note and the exercise prices of the warrants provide future antidilution protection for the investor, excluding the Cornell Capital financing. Based on the relative fair values at time of issuance, the cash proceeds of the notes were allocated pro-rata between the relative fair values of the notes and warrants at issuance using the BSOPM for valuing the warrants. After allocating the proceeds between the note and warrant, an effective conversion price was calculated for the convertible note to determine the beneficial conversion discount for each note. The value of the beneficial conversion discount is recorded as additional discount to the note. The resultant combined discount to the note is accreted back to the note principal balance over the term of the note and recorded as interest expense. The following is a summary of the allocation of the cash proceeds to the relative fair values of the notes and warrants and the components of the discount recorded upon issuance of each note (in thousands):

		Fair Value Allocation at
		Issuance		Components of Note Discount
	Convertible				Beneficial
	Notes				Conversion	Total
Issuance Date	Principal	Warrants	Notes	Warrants	Cost	Discount
November 9, 2001	$2,000	$1,076	$924	$1,076	$924	$2,000
February 14, 2002	2,000	906	1,094	906	639	1,545
May 3, 2002	4,000	2,038	1,962	2,038	1,962	4,000
November 12, 2002	4,848	2,697	2,151	2,697	2,151	4,848
November 15, 2002	200	107	93	107	93	200
November 20, 2002	200	72	128	72	72	144
November 27, 2002	215	103	112	103	103	206
December 10, 2002	278	154	124	154	124	278
June 3, 2003	(4,195)	(2,081)	(2,114)	(2,081)	(1,659)	(3,740)
July 7, 2003	(2,338)	(1,191)	(1,147)	(1,191)	(1,147)	(2,338)
April 29, 2005	(1,467)	(748)	(719)	(748)	(719)	(1,467)

Balance at December 31, 2005	5,741	3,133	2,608	3,133	2,543	5,676
February 8, 2006	(1,006)	(560)	(446)	(560)	(446)	(1,006)
April 11, 2006	(1,580)	(879)	(701)	(879)	(701)	(1,580)

Remaining Balance of Mortgage Note as of December 31, 2006
	$3,155	$1,694	$1,461	$1,694	$1,396	$3,090

By virtue of the transactions described above, nine outstanding warrants owned by Cheshire, which by their terms had been exercisable for an aggregate of 99,468 shares of common stock at a blended price of $105.00 per share, became exercisable instead for an aggregate of 338,091 shares of common stock at a blended price of $31.00 per share as of February 9, 2006, via the operation of the warrants’ weighted-average antidilution adjustment provisions. In addition, the nine outstanding warrants owned by Cheshire were further diluted by the 2006 Private Placement discussed below. Subsequent to the 2006 Private Placement, the 338,091 shares of common stock and at a blended exercise price of $31.00 became exercisable for an aggregate of 1,070,731 shares of common stock at a blended exercise price of $9.72. See also Note 7.
     Following is a summary of the various terms, exercise features and dilution activity of the warrants issued in conjunction with the 8% Notes as of December 31, 2006:

				Cumulative Dilution		Cumulative Dilution
				Adjustments		Adjustments
		At Issuance		At December 31, 2005		At December 31, 2006
Issuance	Expiration	# of	Exercise	# of	Exercise	# of	Exercise
Date	Date	Shares	Price	Shares	Price	Shares	Price

9-Nov-01	9-Nov-11	4,334	$576.80	6,149	$406.51	80,905	$30.90
14-Feb-02	14-Feb-12	4,290	414.40	5,846	304.08	75,553	23.53
3-May-02	3-May-12	23,191	2,156.00	28,227	70.00	294,917	6.70
12-Nov-02	12-Nov-12	42,433	142.80	48,878	70.00	510,674	6.70
15-Nov-02	15-Nov-12	1,745	143.20	2,011	70.00	21,019	6.70
20-Nov-02	20-Nov-12	1,846	135.40	2,108	70.00	22,032	6.70
27-Nov-02	27-Nov-12	2,645	101.60	2,865	70.00	29,937	6.70
10-Dec-02	30-Jul-12	1,878	185.20	2,244	70.00	23,447	6.70
4-Aug-05	4-Aug-10	1,140	78.00	1,140	78.00	12,247	7.26

Balance		83,502		99,468		1,070,731

Convertible Promissory Notes
On March 7, 2006, the Company closed its Private Placement transaction (“2006 PPM”), consisting of secured convertible notes with an aggregate principal amount of $8,000,000, convertible into an aggregate of 4,000,000 shares of common stock at $2.00 per share. The notes mature on January 1, 2008, bear interest at 8% per annum, and share (with Cheshire, Cornell Capital and Qubit, for their previously secured notes) a first-priority security interest in substantially all of the Company’s assets. A designated $6,000,000 of the 2006 PPM notes sold are further supported by a recourse interest limited to the value of the proceeds of certain shares of private-company preferred stock owned by Spencer Trask Intellectual Capital Company LLC (“STIC”), an affiliate of Kevin Kimberlin.
The Company also issued to the note holders short-term warrants to purchase an aggregate of 12,000,000 shares of common stock. Each Investor Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $2.00 per share. See Note 7. The warrants were divided into two 6,000,000 tranches. The first tranche of warrants expired on August 7, 2006 to the extent that they had not been exercised by that date. The second tranche of warrants became exercisable on October 16, 2006 and were to expire on November 30, 2006, unless exercised by that date. The Company, in its sole discretion and upon notice to the warrant holder, may extend the second tranche exercise period, but in no event may the warrant be exercised after April 30, 2011. During 2006, the Company extended the expiration date for the second tranche warrants to March 1, 2007. Subsequent to December 31, 2006 the Company extended the expiration date for the second tranche warrants to March 30, 2007. See Note 14.
Among the investors in the 2006 PPM were several of the Company’s affiliates, including direct or indirect investment by Company directors and officers: Joseph O’Neill ($25,000 note and 37,500 warrants), Martyn Greenacre ($25,000 note and 37,500 warrants), David Hochman ($25,000 note and 37,500 warrants), Kevin Reilly ($25,000 note and 37,500 warrants), Alan Rosenthal ($25,000 note and 37,500 warrants), Michael Green ($100,000 note and 150,000 warrants), Peter Lowry ($25,000 note and 37,500 warrants), and Georgia Theofan ($50,000 note and 75,000 warrants).

Total proceeds from the transaction were $8,000,000 (net proceeds to the Company were $6,725,000 after $1,275,000 of cash transaction costs).
The Company made the required allocation of the gross proceeds received from the notes, between the beneficial conversion feature of the notes and the warrants based on their relative fair values at the time of issuance. Based on relative fair values at the time of the closing, the loan proceeds were allocated to the warrants in the amount of $7,504,000 and to the beneficial conversion feature of the notes payable in the amount of $496,000. This discount will be amortized on a straight line basis into interest expense over the life of notes.
2006 PPM Convertible Notes Activity: During 2006, $2,470,000 of outstanding principal plus accrued interest of $74,000 was converted into approximately 1,272,000 shares of the Company’s common stock.
The following table summarizes the reported balance of the 2006 PPM convertible notes at December 31, 2006 (in thousands):

	2006 PPM Secured	2006 PPM Secured	Total 2006 PPM
	Convertible Notes,	Convertible Notes,	Secured
	Non- Related Party	Related Party	Convertible Notes
Gross proceeds	$7,700	$300	$8,000
Allocation of proceeds to warrants and beneficial conversion feature	(7,700)	(300)	(8,000)

Initial net book balance	—	—	—
Add: discount accretion	4,855	137	4,992
Add: accrued interest, net of conversions	348	20	368
Less: conversions	(2,470)	—	(2,470)

Net book balance at December 31, 2006	$2,733	$157	$2,890

2006 PPM Investor Warrant Exercises: During 2006, 4,830,521 warrants from the first tranche of the 2006 PPM were exercised, with the aggregate gross proceeds totaling $9,661,000 (net proceeds to the Company were $8,695,000 after $966,000 of cash commissions paid to the placement agent). The remaining 1,169,479 first tranche warrants expired on August 7, 2006. The 6,000,000 second tranche warrants became exercisable on October 16, 2006 and were to expire on November 30, 2006, unless exercised by that date. The Company, in its sole discretion and upon notice to the warrant holder, may extend the second tranche exercise period, but in no event may the warrant be exercised after April 30, 2011. During 2006, the Company extended the expiration date for the second tranche warrants to March 1, 2007. Subsequent to December 31, 2006 the Company extended the expiration date for the second tranche warrants to March 30, 2007. During 2006, 18,750 warrants from the second tranche of the 2006 PPM were exercised, with the aggregate gross proceeds totaling $38,000 (net proceeds to the Company were $34,000 after $4,000 of cash commissions paid to the placement agent). See Note 14.
The first and second tranche warrant exercises include 206,250 warrants that were exercised by Company affiliates.
Registration Rights: In conjunction with the 2006 PPM, the Company entered into a Registration Rights Agreement with certain investors in the 2006 PPM. Pursuant to the terms of the registration rights agreement, the Company filed a registration statement with the SEC covering the resale of the underlying shares of common stock for the convertible notes and warrants. The registration statement was declared effective on June 13, 2006 and remained effective as of December 31, 2006.
The Registration Rights Agreement further provides that if the Company fails to maintain the effectiveness of the registration statement, then, in addition to any other rights the holders may have, the Company will be required to pay each investor an amount (payable in cash or in additional shares as determined by each investor), as liquidated damages, equal to 1% per month of the aggregate amount invested by each investor. The Company is not in default under the Registration Rights Agreement and, due to the Company’s historical ability to maintain the effectiveness of numerous previous registrations over several years, expects to meet the registration requirements. Accordingly, the value of the liability associated with the registration rights was deemed to be de minimis.
Warrants Issued for Limited Recourse Support: In order to induce STIC to provide the limited recourse interest support discussed above, the Company agreed to issue to STIC, for every month that the limited recourse interest support remains in place, a number of seven-year warrants to purchase the Company’s common stock at $2.00 per share equal to 1% of the common stock then underlying the designated $6,000,000 of the 2006 PPM notes, to the extent the notes are then outstanding. For the year ended December 31, 2006, STIC earned 255,313 seven-year warrants. See Note 7. These warrants were valued utilizing the BSOPM and the Company recognized the value of these warrants, $1,235,000 for the year ended December 31, 2006, as interest expense.
Commissions Paid and Warrants Issued to Placement Agent: In conjunction with the 2006 PPM, the Company also paid commissions and fees to the placement agent, Spencer Trask Ventures, Inc. (“STVI”). STVI, which is an affiliate of Mr. Kimberlin, received $800,000 in cash and seven-year placement agent warrants to purchase 800,000 shares of common stock at $2.00 per share. In addition, upon exercise of the 2006 PPM warrants, STVI is entitled to a commission equal to 10% of the warrant exercise proceeds in cash plus seven-year placement agent warrants to purchase a number of shares of the Company’s common stock equal to 20% of the number of exercised warrants. The Company also reimbursed STVI’s expenses and provided it with certain “tail” and first refusal rights. STVI has chosen to share some of this compensation with its employees (including its then-employee David Hochman, who is a director of the Company) and/or its selected dealers. STVI will retain approximately 173,230 warrants of the 800,000 warrants. Through December 31, 2006, STVI earned $970,000 and 969,853 seven-year placement agent warrants in conjunction with the 4,849,271 first and second tranche investor warrants that were exercised as of December 31, 2006. See Note 7. STVI will retain approximately 281,680 warrants of the 966,104 warrants earned in conjunction with the first tranche investor warrant exercises.
In addition to the 2006 PPM warrant exercises, 923 placement agent warrants were exercised in the second quarter of 2006 with gross proceeds totaling under $2,000.
Antidilution Adjustments: The 2006 PPM (including the placement agent warrants) resulted in weighted-average antidilution adjustments under various warrants held by Cheshire resulting in them becoming exercisable for an aggregate of 1,070,731 shares of common stock, instead of the 338,091 shares of common stock for which they had been exercisable before the 2006 PPM, and at a blended exercise price of $9.72 instead of at a blended exercise price of $31.00, See Note 7.
See Note 6 for discussion of the Company’s warrant liability as of December 31, 2006.
Note 6 – Warrant Liability:
Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” addresses accounting for equity derivative contracts indexed to, and potentially settled in a company’s own stock, or equity derivatives, by providing guidance for distinguishing between permanent equity, temporary equity and assets and liabilities. Under EITF No. 00-19, to qualify as permanent equity certain criteria must be met, including that the company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
Equity derivatives not qualifying for permanent equity accounting are recorded at their fair value using a BSOPM and are remeasured at each reporting date until the warrants are exercised or expired. Changes in the fair value of the warrants are reported in the statements of operations as non-operating income or expense. The fair value of the warrants as calculated using a BSOPM is subject to significant fluctuation based on changes in the Company’s stock price, expected volatility, expected life, the risk-free interest rate and dividend yield.
As a result of the transactions described in Note 5, beginning in the first quarter of 2006 the Company was in a position where it did not have enough authorized but unissued common stock to enable exercise or conversion of the derivative instruments issued in such transactions, nor of certain previously-outstanding derivative instruments. Pursuant to EITF No. 00-19, the Company recorded a $250,927,000 liability (as an offset to equity) for the insufficient number of underlying common shares committed for all free-standing derivative instruments valued at the date of each such event, with most warrants initially valued as of March 7, 2006. This liability was calculated using a BSOPM with the following assumptions:

	March 7, 2006	December 31, 2006
Dividend yield	0.0%	0.0%
Expected volatility — based on the Company’s three year historical rate	135.58%	161.55%
Risk-free interest rate	4.79%	4.74%
Company common stock price	$24.00	$1.68
At December 31, 2006 the fair value of the warrants decreased to $7,308,000, using a BSOPM with the respective assumptions in the preceding table, resulting in a gain of $232,927,000 for the year ended December 31, 2006. This gain has no impact on the Company’s operations or cash requirements. Further, this gain does not create any tax liability and will not impact the Company’s federal or state tax net operating loss carry forwards. See Note 11. There was no warrant liability at December 31, 2005.
On April 11, 2006, the Company amended its certificate of incorporation to increase the authorized common stock to 35,000,000 shares, thereby providing enough common stock to enable the exercise or conversion of all of its derivative securities, before consideration of the provisions of the Registration Rights Agreement described in Note 5.
The Company is not in default under the Registration Rights Agreement; however, if the Company defaulted under the Registration Rights Agreement it might be required to pay damages in the form of stock — more stock, theoretically, than the Company’s charter authorizes it to issue. Therefore, the Company is required to continue to classify the derivative instruments as a liability until the earlier of their exercise or their expiration date (or some other elimination of the theoretical risk of a contractual liability payable in stock), at which time the warrant liability will be reclassified into stockholders’ equity. Until that time, the warrant liability will be recorded at fair value based on the methodology described above. Changes in fair value during each period will be recorded as non-operating income or expense.
Note 7 – Stockholders’ Equity:
Short-term Convertible Notes, Related Party converted into Series A Convertible Preferred Stock
     On January 7, 2004, Cheshire converted $3,899,000 of previously issued, short-term convertible notes plus accrued interest of approximately $219,000 into 688,146 shares of the Company’s Series A Convertible Preferred Stock (“Series A”) at $5.984 per share. At December 31, 2004, accumulated but undeclared dividends on the Series A amounted to $366,000. The liquidation preference at December 31, 2004 aggregated $4,484,000.
     The conversion of $2,080,000 of short-term convertible notes into Series A resulted in a non-cash charge to operations of approximately $4,923,000 in the first quarter of 2004 as a beneficial inducement cost, representing the difference between the fair value of the common stock into which the Series A was convertible (at the most preferential rate) compared to the fair value of the common stock into which the related debt was convertible in accordance with FAS No. 84, “Induced Conversions of Convertible Debt.” Conversion of the remaining $1,819,000 of the short-term convertible notes resulted in a non-cash charge to operations of approximately $4,935,000 in the first quarter of 2004 as a loss on the extinguishment of debt, representing the difference between the carrying value of the related debt and the fair value of the Series A issued.
Series A Convertible Preferred Stock Exchanged for Common Stock , Related Party
On September 21, 2005, the Company entered into and closed a Shares Exchange Agreement with Cheshire to exchange Cheshire’s 688,146 shares of the Company’s Series A, previously issued, for 96,430 newly-issued shares of the Company’s common stock. These newly-issued shares also included payment for all accumulated dividends at a rate of 9% of $637,000 on the Preferred Shares in the form of 13,853 shares of common stock.
The Shares Exchange Agreement transaction resulted in a non-cash charge to net loss attributable to common stockholders in the third quarter of 2005 for $950,000 representing beneficial inducement cost.
Standby Equity Distribution Agreement
On July 15, 2005, the Company entered into a SEDA with Cornell Capital, to support the continued development of its product candidates. Under the agreement, Cornell Capital committed to provide up to $15,000,000 of funding to be drawn down over a

24-month period at the Company’s discretion. The maximum amount of each draw was $500,000, and there had to be at least five trading days between draws.
On May 22, 2006, the Company terminated the SEDA. During 2006, the Company had made four draws under the SEDA for proceeds of $1,139,000 for 285,363 shares of common stock at an average price per share of $4.82. During 2005, the Company had made twelve draws under the SEDA for net proceeds of $3,462,000 and issued 111,824 shares of common stock at an average price per share of $30.95.
Common Stock Warrants
     Following is a summary of warrant activity during 2006:

	Warrants					Warrants			Warrant
	Outstanding	Warrants	Warrants	Warrants	Antidilution	Outstanding	Exercise	Warrant	Call
Warrant Description	at 12/31/05	Issued	Exercised	Expired	Adjustments	at 12/31/06	Price	Expiration	Price
Cheshire 8% Notes (See Note 5)	99,468	—	—	—	971,263	1,070,731	$6.70 - 30.90	2011-2012	None
2006 Qubit (See Note 5)	—	375,000	(125,000)	(250,000)	—	—	n/a	n/a	None
2006 PPM, Related Party (See Note 5)	—	450,000	(206,250)	(18,750)	—	225,000	$2.00	2007	None
2006 PPM (See Note 5)	—	11,550,000	(4,643,021)	(1,150,729)	—	5,756,250	$2.00	2007	None
2006 PPM Placement Agent (See Note 5)	—	1,769,853	(923)	—	—	1,768,930	$2.00	2013	None
2006 PPM Limited Recourse (See Note 5)	—	255,313	—	—	—	255,313	$2.00	2013	None
Cornell Warrants (See Note 5)	5,000	—	(5,000)		226,000	226,000	$2.00	2010	None
Class B	94,131	—	—	—	—	94,131	$177.00	2007	$332.00
Unit Purchase Options	18,589	—	—	—	—	18,589	$$73.69	2007	None
2004 Private Placement	25,731	—	—	—	—	25,731	$275.00	2009	None
2003 Private Placement	35,643	—	—	—	—	35,643	$332.00	2008	$800.00
Other	214	—	—	(125)	—	89	$200.00		None

Total	278,776	14,400,166	(4,980,194)	(1,419,604)	1,197,263	9,476,407

The weighted average exercise price of all outstanding warrants is equal to $6.74 at December 31, 2006.
Stock Options
     The Company has three stock option plans to grant options to purchase common stock to employees and certain directors of the Company and certain other individuals. The plans authorize the Company to issue or grant qualified and non-qualified options to purchase up to 4,440,000 shares of its common stock. As of December 31, 2006, there were approximately 4,307,000 shares available for grant.
     Under the terms of the plans, options may be granted at not less than 100% and 85% of fair market value as of the date of grant for incentive and non-qualified options, respectively. To date, options have generally been issued at 100% of fair market value. Except for certain directors and consultants, these options primarily become exercisable over two to four years from the date of grant.
     During 2003, the Company repriced and accelerated the vesting of stock options to purchase approximately 7,900 shares previously granted to employees and outside directors. The weighted average share price was reduced from $1,166 per share to $112 per share. This repricing was expensed using the intrinsic valuation method required under APB No. 25. The Company recorded additional employee compensation expense (benefit) of $7,000, $(197,000), and $206,000 for the repriced options during the years ended December 31, 2006, 2005, and 2004, respectively.

     Activity with respect to the various stock plans is summarized as follows (options in thousands):

			Weighted Average
	Stock Options	Weighted	Remaining Life
	Outstanding	Average Price	(In Years)
Balance at December 31, 2003	37	$188.40
Granted	23	152.55
Exercised	(1)	143.35
Cancelled	(4)	315.32

Balance at December 31, 2004	55	164.99
Granted	85	48.91
Exercised	—	—
Cancelled	(11)	201.48

Balance at December 31, 2005	129	85.26
Granted	7	9.71
Exercised	—	—
Cancelled	(3)	312.03

Balance at December 31, 2006	133	$76.88	7.71

Exercisable at December 31, 2006	85	$101.91	7.07

     Following is a summary of the options outstanding as of December 31, 2006 (options in thousands):

				Weighted
		Weighted		Average Exercise
Range of	Options	Average Exercise	Options	Price of Options
Exercise Prices	Outstanding	Price	Exercisable	Exercisable

$8.00 - $13.00	6	$9.69	4	$9.95
$32.00 - $32.00	61	32.00	16	32.00
$67.00 - $112.00	34	96.28	33	96.86
$119.00 - $192.00	27	142.56	27	142.34
$193.00 - $1,850.00	5	229.77	5	229.80

	133	$76.88	85	$101.91

     The weighted average fair value of options granted to employees during 2006, 2005 and 2004 was $8.82, $41.10 and $138.50, respectively. The weighted average price of all stock options outstanding and the weighted average price of all stock options exercisable at December 31, 2006 are greater than the fair value of the Company’s underlying common stock at December 31, 2006 resulting in an intrinsic value of $0.
     As of December 31, 2006, total unrecognized compensation cost related to non-vested stock options granted prior to that date was approximately $999,000, which is expected to be recognized over the next 46 months on a weighted average basis.
Shares Reserved
     At December 31, 2006, 20,858,000 shares of common stock were reserved for the exercise of stock options, employee 401(k) stock match plan, exercise of warrants, conversion of convertible notes payable, contingent warrants and contingent shares subject to milestones per the amendments to the Company’s License and Collaboration Agreement.

Stockholder Rights Plan
     The Company has a Stockholder Rights Plan that provides for the distribution of preferred stock purchase rights (“Rights”) in connection with each share of the Company’s common stock. Under certain conditions involving an acquisition by any person or group of 15% or more of the common stock, the Rights permit holders (other than the 15% holder) to purchase the Company’s common stock at a 50% discount. The Rights Agreement was amended to provide that the completion of financings with affiliates of Mr. Kimberlin would not trigger the 15% acquisition threshold. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquirer at a 50% discount. Under certain conditions, the Rights may be redeemed by the Board of Directors in whole, but not in part, at a nominal price. The Rights have no voting privileges and are attached to and automatically trade with our common stock. The Rights Agreement is scheduled to expire on February 26, 2012.
Note 8 – Net Income (Loss) per Share:
The following is a reconciliation of net income and share amounts used in the computations of net income (loss) per share for the year ended December 31, 2006 (in thousands except share amounts):

Year Ended
December 31, 2006
Basic net income used:
Net income used in computing basic net income per share	$195,290
Impact of assumed conversions:
8% interest on convertible debentures	756
Impact of equity classified as liability:
Gain on warrant liability marked to fair value	(232,927)

Net (loss) used in computing diluted net (loss) per share	$(36,881)

Shares used:
Weighted average common shares outstanding used in computing basic net income per share	5,357,275
Weighted average warrants to purchase common stock as determined by application of the treasury method	5,591,719
Weighted average common shares issuable upon conversion of debt as determined by the if-converted method	4,371,401

Weighted average shares used in computing diluted net (loss) per share	15,320,395

The potentially dilutive securities added to the weighted average common shares outstanding used in computing basic net income per share to arrive at the weighted average shares used in computing diluted net (loss) per share were mostly attributable to the 2006 Private Placement. As a result, the diluted loss per share for the year ended December 31, 2006 was $2.41.
Basic and diluted net loss per share for the year ended December 31, 2005 is computed using the weighted average number of common shares outstanding during the year, 547,400. Potentially dilutive securities are excluded from the diluted net loss per share calculation, as the effect would be antidilutive. As of December 31, 2005, the dilutive weighted average number of common shares outstanding excluded potential common shares outstanding by 129,000 shares for outstanding employee stock options, 82,000 shares issuable under a convertible note payable, related party, 13,000 shares issuable under a convertible debenture, 166,000 shares issuable under warrants outstanding, 94,000 shares issuable under Class B Warrants outstanding and 19,000 shares issuable under an option issued to the placement agent for the private offering in December 2002.
Basic and diluted net loss per share for the year ended December 31, 2004 is computed using the weighted average number of common shares outstanding during the year, 461,060. Potentially dilutive securities are excluded from the diluted net loss per share calculation, as the effect would be antidilutive. As of December 31, 2004, potentially dilutive shares not included are 56,000 shares for outstanding employee stock options, 66,000 shares issuable under convertible notes payable, related party,

160,000 shares issuable under warrants outstanding, 94,000 shares issuable under Class B Warrants outstanding, 19,000 shares issuable under an option issued to the placement agent for the private offering in December 2002 and 41,290 shares issuable under Series A convertible preferred stock.
     Note 9 – Exit and Disposal Related Costs:
     During May 2003, the Company disposed of excess assets, and in August 2003 the Company negotiated an early lease termination for the Company’s former, vacated Carlsbad, California headquarters facility resulting in exit and disposal related costs of $1,388,000.
     During the fourth quarter of 2003, the Company recorded expense of $2,040,000 related to the estimated net rental expense of a vacant facility in King of Prussia, Pennsylvania, due to the inability to find a subtenant. This expense was in addition to an estimated expense recorded in 2002 for this facility. These amounts were recorded as a deferred liability and are being amortized, which offsets the cash paid out currently as rent.
Note 10 – Revenues and Expenses Under Collaborative Agreements:
In September 2004, the Company transferred to NovaRx Corporation (“NovaRx”) its in-license rights to certain cancer-related technology and received an initial payment of $150,000. The Company recognized this payment as revenue and fully recognized the remaining deferred revenue of $121,000 for previous sublicense agreements with NovaRx. The Company will have no future contractual obligations under either the in-licensing or out-licensing agreements. NovaRx also agreed to pay the Company an additional $900,000 due upon the earlier of the achievement of certain financing milestones or August 2007. Due to the uncertainty of NovaRx’s ability to pay the $900,000 fee the Company did not recognize this revenue in 2004. During 2006, the Company recognized the $900,000 as revenue upon notification from NovaRx that it had achieved the financing milestone. Payment was received January, 2007. All other revenues recognized were from the amortization of other multi-year out-licensing contracts covering various intellectual property that the Company owns.
Note 11 – Income Taxes:
     At December 31, 2006, the Company had federal, California and Pennsylvania tax net operating loss carryforwards (“NOLs”) of approximately $296 million, $91 million and $63 million, respectively, which expire from 2007 to 2026. The difference between the federal and California NOLs is primarily attributable to capitalized research and development expenses for California and the 50% limitation of California NOLs prior to years before 2002. The Company has had numerous equity transactions that have resulted in a change in ownership of the Company in 2003 as defined by Section 382 of the Internal Revenue Code of 1986, as amended. Due to this change in the Company’s ownership, the utilization of both federal and state NOLs generated prior to July 2003 is limited to approximately $5 million per year. As a result of this limitation, approximately $126 million and $4 million of the Company’s federal and Pennsylvania NOLs, respectively, more than likely will expire before they can be utilized.
     The Company has not completed an analysis for any new changes in ownership that might have occurred since July 2003; but the 2005 and 2006 equity transactions have more than likely resulted in a change in ownership of the Company as defined by Section 382. Due to this probable change in the Company’s ownership, the utilization of both federal and state NOLs generated prior to 2006 may be severely limited.
     The Company also has federal and California research and development tax credit carryforwards of approximately $10.9 million and $5.1 million, respectively, which expire from 2007 to 2026. Pursuant to Section 383 of the Internal Revenue Code of 1986, as amended, the utilization of these credits will also be limited as a result of the 2003 change in ownership of the Company, as discussed above.
     The components of the Company’s deferred tax assets as of December 31, 2006 and 2005 are as follows (in thousands):

	December 31,
	2006	2005

Net operating loss carryforwards	$93,005	$88,911
Unused research and development credits	16,060	15,807
Capitalized research and development	15,006	15,219
Depreciation	1,260	1,160
Deferred rent and excess lease reserves	949	1,067
Impairment charges	458	458
Other accrued expenses	315	130
Deferred revenue	57	71

	127,110	122,823
Valuation allowance	(127,110)	(122,823)

	$—	$—

     The valuation allowance changed by $4,287,000 in 2006 from 2005 and by $8,458,000 in 2005 from 2004. The valuation allowance for federal and state deferred tax assets at December 31, 2006 and 2005 is due to management’s determination that as a result of the Company’s liquidity concerns, accumulated deficit and uncertainty as to future taxable income, it is more likely than not that the deferred tax asset will not be realized in the future.
The Company reported no income tax expense for year ended December 31, 2006 and 2005 due to its continuing operating losses. The net income reported for the year ended December 31, 2006 is attributable to the gain on warrant liability marked to fair value. See Note 6. The $232,927,000 gain recorded for year ended December 31, 2006 is not subject to federal and state taxes. Therefore, the gain does not create any tax liability and will not impact the Company’s federal or state tax net operating loss carryforwards. Further, the gain has no impact on the Company’s operations or cash requirements.
Note 12 – Selected Quarterly Financial Data (Unaudited):
     The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2006 and 2005. Net income (loss) per share has been computed using the weighted average shares outstanding during each quarter. Quarterly earnings per share are calculated on an individual basis, and because of rounding and changes in the weighted average shares outstanding during the year, the summation of the quarters may not equal the amount calculated for the year as a whole. All amounts are in thousands except per share amounts.

2006 (As Originally Reported)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Licensed research revenue	$4	$4	$4	$903	$915
Contract research revenue	7	7	2	1	17
Operating expenses	(3,792)	(3,944)	(3,966)	(4,872)	(16,574)

Loss from operations	(3,781)	(3,933)	(3,960)	(3,968)	(15,642)
Gain from warrant liability marked to fair value	114,659	111,521	4,621	2,126	232,927
Other income and (expense)	(15,305)	(3,588)	(1,849)	(1,253)	(21,995)

Net income (loss)	$95,573	$104,000	$(1,188)	$(3,095)	$195,290

Basic net income (loss) per share	$76.66	$31.53	$(0.15)	$(0.35)	$36.45

Diluted net loss per share	$(2.51)	$(0.39)	$(0.15)	$(0.35)	$(2.41)

     During the fourth quarter, the Company recorded additional gain on warrant liability marked to fair value of $2,045,000 as a result of utilizing an incorrect volatility rate in the third quarter 2006 calculation; accordingly, gain on warrant liability marked to fair value for the third quarter has been increased to $6,666,000. The following includes this adjustment:

2006 (As Restated)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Licensed research revenue	$4	$4	$4	$903	$915
Contract research revenue	7	7	2	1	17
Operating expenses	(3,792)	(3,944)	(3,966)	(4,872)	(16,574)

Loss from operations	(3,781)	(3,933)	(3,960)	(3,968)	(15,642)
Gain from warrant liability marked to fair value	114,659	111,521	6,666	81	232,927
Other income and (expense)	(15,305)	(3,588)	(1,849)	(1,253)	(21,995)

Net income (loss)	$95,573	$104,000	$857	$(5,140)	$195,290

Basic net income (loss) per share	$76.66	$31.53	$0.11	$(0.58)	$36.45

Diluted net loss per share	$(2.51)	$(0.39)	$(0.44)	$(0.58)	$(2.41)

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Licensed research revenue	$4	$4	$4	$3	$15
Contract research revenue	7	7	7	8	29
Operating expenses	(3,644)	(3,572)	(3,305)	(3,703)	(14,224)

Loss from operations	(3,633)	(3,561)	(3,294)	(3,692)	(14,180)
Other income and (expense)	(699)	(1,585)	(357)	(492)	(3,133)

Net loss	(4,332)	(5,146)	(3,651)	(4,184)	(17,313)
Preferred stock dividend	(93)	(92)	(86)	—	(271)
Preferred stock beneficial inducement cost	—	—	(950)	—	(950)

Net loss attributable to common stockholders	(4,425)	(5,238)	(4,687)	(4,184)	(18,534)

Net loss per share	(9.09)	(10.39)	(6.94)	(6.16)	(31.63)

Net loss per share attributable to common stockholders	(9.09)	(10.56)	(8.92)	(6.16)	(33.86)

Note 13 – Commitments and Contingencies:
Commitments
     The Company leases its offices and manufacturing facility under non-cancelable operating leases. The remaining terms on the three facility leases range from two to five years and are subject to certain minimum and maximum annual increases. Two of the three facility leases can be renewed for two additional five-year periods beyond their expiration in 2011.
     Future minimum rental payments due under the Company’s non-cancelable operating leases are as follows (in thousands):

Years
Ending
December 31,
2007	$1,251
2008	1,078
2009	1,005
2010	1,035
2011	885
Thereafter	0

$5,254

     Total rent expense for the years ended December 31, 2006, 2005 and 2004 was $861,000, $863,000, and $1,192,000, respectively.
Contingencies
Between July 2001 and 2003, several complaints were filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of the Company’s Common Stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court, and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names the Company and certain of the Company’s former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that the Company, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of Remune®.
On July 5, 2005, a shareholder derivative complaint was filed in the Superior Court of the State of California in the County of San Diego against certain of the Company’s current and former officers and directors, seeking an unspecified amount of damages. The Company is also named as a nominal defendant in the complaint, which alleges, among other things, that such officers and directors breached their fiduciary duties by causing the misrepresentation of the Company’s financial results and failing to correct the Company’s publicly reported financial results and guidance, and engaged in certain improper acts including abuse of control, gross mismanagement and waste of corporate assets from May 1999 to the present.
On October 3, 2006 the Company reached agreement with class counsel to settle for approximately $9.6 million the class action lawsuit. The settlement, which will be funded entirely by the Company’s insurers, is conditioned on notice to the class members and final federal court approval. In March 2007, the federal court gave preliminary approval to the settlement. The Company also reached agreement in principle to settle the related California state-court derivative lawsuit for approximately $0.25 million, which settlement would also be funded entirely by the Company’s insurers, plus agreement to adopt certain corporate governance requirements. The California state-court settlement hearing occurred on November 27, 2006 and California state-court approval was received. The settlements, which include no admission of wrongdoing by the Company, Agouron Pharmaceuticals, Inc., or any individual defendants, will have no effect on the Company’s operations, cash flow, or financial position as they are within insurance limits. The settlements also include company officers who were named in the lawsuits.
Although the Company has reached agreements to settle these cases, the class action settlement remains subject to final federal court approval. If final federal court approval is not obtained the Company may have to continue with the litigations. If this occurs, the Company cannot now predict or determine the outcome or resolution of these proceedings, or estimate the amounts of, or potential range of, loss with respect to these proceedings.
Note 14 — Subsequent Events:
Subsequent to December 31, 2006, the Company extended the expiration date of the second tranche of the 2006 Private Placement warrants to March 30, 2007, and entered into a Warrant Exercise and Price Protection arrangement with certain second tranche warrant holders of the 2006 Private Placement. The Warrant Exercise and Price Protection arrangement included a special warrant exercise inducement whereby (i) the warrant holder would receive 2.5 shares of the Company’s common stock for each $2.00 of warrant exercise price paid to the Company (this equates to an effective price of $0.80 per share) and, (ii) the warrant holder would receive short-term ratchet-style price protection (through September 30, 2007) on March 2007 warrant exercises. During March 2007, the Company received gross proceeds of approximately $902,000 (net proceeds were $812,000 after commissions paid to the placement agent) from second tranche warrant exercises under the Warrant Exercise and Price Protection arrangement. The remaining 5,530,125 unexercised warrants of this second tranche expired on March 30, 2007. See Note 5.
In March 2007, the Company decided to terminate the HIV clinical trials, to cease manufacturing at its King of Prussia, Pennsylvania HIV antigen manufacturing facility, and to consider all strategic alternatives for its HIV program. See Notes 1 and 2.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the common stock being registered. All amounts other than the SEC registration fee are estimates.

Amount
to be paid
SEC registration fee	$17,136
Placement Agent expenses	103,000
Legal fees and expenses	153,000
Accounting fees and expenses	50,000
Printing and engraving expenses	25,000
Miscellaneous	3,500

Total	$351,636

Item 14. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law, the “Delaware GCL,” permits our board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of ours, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.
Article VII of our Restated Certificate of Incorporation, as amended, and Article V of our Bylaws, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law. In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.
Item 15. Recent Sales of Unregistered Securities
See sales disclosed in “Certain Relationships and Related Transactions,” “Management—Executive Employment Agreement and Change in Control Arrangements,” “Management—Compensation of Directors,” “2006 Private Placement,” “Summary of Offering” and “Selling Stockholders.”

Item 16. Exhibits and Financial Statement Schedules

Exhibit	Description
3(i) (20)	Integrated copy of the Restated Certificate of Incorporation, as amended.

3.1.3 (27)	Certificate of Amendment of Certificate of Incorporation filed April 9, 2007 and effective April 16, 2007.

3(ii) (1)	Restated Bylaws.

10.28 (2)**	Form of Indemnification Agreement entered into between us and our officers and directors.

10.47 (3)	Rights Agreement dated February 26, 1992, between us and First Interstate Bank, Ltd., as Rights Agent.

10.61 (7)	Amendment No. 1 to Rights Agreement (Exhibit 10.47) dated April 17, 1997, between us and Harris Trust Company of California.

10.73 (5)	Lease dated November 1, 1999 by and between us and Brandywine Operating Partnership, L.P.

10.74 (4)	Lease dated May 22, 2000 by and between us and Brandywine Operating Partnership, L.P.

10.81 (6)	Warrant Agreement dated as of November 9, 2001, between us and Kevin Kimberlin Partners, L.P.

10.82 (6)	Intellectual Property Security Agreement dated as of November 9, 2001, between us and Kevin Kimberlin Partners, L.P.

10.83 (7)	Amendment No. 2 to Rights Agreement (Exhibit 10.47) dated December 20, 2001, between us, Harris Trust and Savings Bank (successor agent to Mellon Investor Services, which was successor agent to ChaseMellon Shareholder Services, L.L.C., which was successor agent to First Interstate Bank, Ltd.) and Computershare Trust Company, Inc. as successor Rights Agent.

10.86 (8)	Warrant Agreement dated as of February 14, 2002, between us and Oshkim Limited Partnership.

10.87 (8)	Amendment No. 1 dated February 14, 2002 to Intellectual Property Security Agreement dated as of November 9, 2001, between us, Kevin Kimberlin Partners, L.P. and Oshkim Limited Partnership.

10.88 (9)	Amendment No. 3 to Rights Agreement dated as of February 20, 2002, between us and Computershare Trust Company, Inc. (successor agent to Harris Trust and Savings Bank, which was successor agent to Mellon Investor Services, which was successor agent to ChaseMellon Shareholder Services, L.L.C., which was successor agent to First Interstate Bank Ltd.).

10.92 (10)	Warrant Agreement dated as of May 3, 2002 between us and Oshkim Limited Partnership (as subsequently amended pursuant to Exhibit 10.169).

10.99 (11)	Warrant Agreement dated as of July 30, 2002 between us and The Kimberlin Family 1998 Irrevocable Trust (as subsequently amended pursuant to Exhibit 10.169).

10.100 (11)	Amendment No. 2 dated July 11, 2002 to the Intellectual Property Security Agreement dated as of November 9, 2001, between us, Kevin Kimberlin Partners, L.P., Oshkim Limited Partnership and The Kimberlin Family 1998 Irrevocable Trust.

10.114 (12)	Warrant Agreement dated as of November 12, 2002 between us and Cheshire Associates LLC (as subsequently amended pursuant to Exhibit 10.169).

10.115 (13)	Warrant Agreement dated December 10, 2002, by and between us and Computershare Trust Company as Warrant Agent.

10.118 (19)	Warrant Agreement dated as of November 15, 2002, between us and Cheshire Associates LLC (as subsequently amended pursuant to Exhibit 10.169).

10.120 (19)	Warrant Agreement dated as of November 20, 2002, between us and Cheshire Associates LLC (as subsequently amended pursuant to Exhibit 10.169).

10.122 (19)	Warrant Agreement dated as of November 27, 2002, between us and Cheshire Associates LLC (as subsequently amended pursuant to Exhibit 10.169).

10.124 (19)	Warrant Agreement dated as of December 10, 2002, between us and Cheshire Associates LLC (as subsequently amended pursuant to Exhibit 10.169).

10.129 (14)	Amendment No. 3 to the License and Collaboration Agreement dated September 29, 2000 between us and Trinity Medical Group USA, Inc.

10.130 (14)	Amendment No. 2 to the License and Collaboration Agreement dated September 29, 2000 between us and Trinity Medical Group USA, Inc.

10.131 (15)	Amendment No. 1 to the License and Collaboration Agreement dated September 29, 2000 between us and Trinity Medical Group USA, Inc.

10.132 (16)	Assignment Agreement between Trinity Medical Group, Ltd. and Trinity USA dated August 3, 2000.

10.133 (17)	License and Collaboration Agreement between Trinity Medical Group, Ltd. and us dated September 15, 1995.

10.147 (20)	Warrants dated as of October 10, 2003 issued to Rodman & Renshaw, Inc.

10.148 (20)	Warrant dated as of October 10, 2003 issued to Cardinal Securities, LLC.

10.150 (21)**	The Immune Response Corporation 2003 Stock Plan.

10.150.1 (31)**	2003 Stock Plan, as amended through June 14, 2005.

10.150.2 (41)	Amendment of 2003 Stock Plan dated December 4, 2006.

10.150.3 (18)	Form of Notice of Grant of Stock Option/Stock Option Agreement

10.151 (22)	Amendment No. 4 to Rights Agreement dated as of April 1, 2003, between us and Computershare Trust Company, Inc.

10.151.1 (41)	Amendment No. 5 to Rights Agreement dated as of March 28, 2006, between us and American Stock Transfer & Trust.

10.153 (23)**	Employment Agreement by and between us and Michael K. Green.

10.154 (23)**	Amendment to Employment Agreement by and between us and Michael K. Green.

10.155 (24)	Lease dated December 15, 1997 by and between us and The Childs Family Investment Partnership, L.P. and the A.J. Gardner Family Trust, U/T/A 3/5/81.

10.157 (25)	Form of Warrant issued in the Securities Purchase Agreement dated April 29, 2004.

10.162 (26)**	The Immune Response Corporation 401(k) Stock Match Plan.

10.162.1 (32)**	401(k) Stock Match Plan, as amended June 14, 2005.

10.162.2 (40)**	401(k) Stock Match Plan, as amended and restated through June 6, 2006.

10.167 (28)**	Letter Agreement dated February 3, 2005 between us and Robert E. Knowling, Jr.

10.168 (28)**	Inducement Stock Option Grant Notice and Inducement Stock Option Grant Agreement dated February 9, 2005 between us and Robert E. Knowling, Jr.

10.168.1 (30)**	Termination of Inducement Stock Option.

10.169 (29)	Note Exchange Agreement dated as of April 29, 2005 between us and Cheshire Associates LLC.

10.170 (33)	Standby Equity Distribution Agreement dated July 15, 2005 between us and Cornell Capital Partners, LP.

10.171 (33)	Placement Agent Agreement dated July 15, 2005 between us, Monitor Capital, Inc. and Cornell Capital Partners, LP.

10.172 (33)	Escrow Agreement dated July 15, 2005 between us, Cornell Capital Partners, LP and David Gonzalez, Esq.

10.173 (33)	Registration Rights Agreement dated July 15, 2005 between us and Cornell Capital Partners, LP.

10.174 (34)	Securities Purchase Agreement dated August 4, 2005 between us and Cornell Capital Partners, LP.

10.175 (34)	Secured Convertible Debenture dated August 4, 2005 in favor of Cornell Capital Partners, LP.

10.176 (34)	Warrant dated August 4, 2005 in favor of Cornell Capital Partners, LP.

10.177 (34)	Security Agreement dated August 4, 2005 between us and Cornell Capital Partners, LP.

10.178 (34)	Investor Registration Rights Agreement dated August 4, 2005 between us and Cornell Capital Partners, LP.

10.179 (34)	Pledge and Escrow Agreement dated August 4, 2005 between us, Cornell Capital Partners, LP and David Gonzalez, Esq.

10.180 (34)	Insider Pledge and Escrow Agreement dated August 4, 2005 between us, Cornell Capital Partners, LP, Cheshire Associates LLC and David Gonzalez, Esq.

10.181 (34)	Pledge Inducement Agreement dated August 4, 2005 between us and Cheshire Associates LLC.

10.182 (34)	Warrant Agreement dated August 4, 2005 between us and Cheshire Associates LLC.

10.183 (35)	Shares Exchange Agreement, dated as of September 21, 2005, between us and Cheshire Associates LLC.

10.184 (35)	Antidilution Amendment/Waiver Re Shares Exchange Agreement, dated as of September 21, 2005, from Cornell Capital Partners, LP.

10.185 (36)	Pledge and Escrow Agreement dated September 30, 2005 between us, Cornell Capital Partners, LP and David Gonzalez, Esq.

10.186 (37)**	Employment Letter Agreement dated October 26, 2005, and effective October 31, 2005 between us and Dr. Joseph F. O’Neill.

10.187 (37)**	Inducement Stock Option Grant Notice and Option Agreement dated October 31, 2005 between us and Dr. Joseph F. O’Neill.

10.188 (1)	Note Exchange Agreement dated February 8, 2006 between us and Cheshire Associates, LLC.

10.189 (38)	Note Revision Agreement dated February 8, 2006 between us and Cheshire Associates, LLC.

10.190 (38)	Security Purchase Agreement dated February 9, 2006 between us and Qubit Holdings, LLC.

10.191 (38)	8% Senior Secured Convertible Promissory Note dated February 9, 2006 issued to Qubit Holdings, LLC.

10.192 (38)	Warrant Agreement dated February 9, 2006 by and between us and Qubit Holdings, LLC.

10.193 (38)	Security Agreement dated February 9, 2006 by and between us and Qubit Holdings, LLC.

10.193.1 (38)	Amendment No. 1 to Security Agreement dated as of March 7, 2006 by and between us and Qubit Holdings, LLC.

10.194 (38)	Intercreditor Agreement dated February 9, 2006 by and among us, Cheshire Associates, LLC, Cornell Capital Partners, L.P., and Hudson Asset Partners, LLC.

10.194.1 (38)	Amendment No. 1 to Intercreditor Agreement dated as of March 7, 2006 by and among us, Cheshire Associates, LLC, Cornell Capital Partners, L.P., and Hudson Asset Partners, LLC.

10.195 (38)	Placement Agency Agreement dated February 9, 2006 between us and Spencer Trask Ventures, Inc.

10.196 (38)	Warrant Agreement dated February 9, 2006 by and between us and Spencer Trask Intellectual Capital Company, LLC.

10.196.1 (38)	Amendment No. 1 to Warrant Agreement dated February 28, 2006 by and between us and Spencer Trask Intellectual Capital Company, LLC.

10.197 (38)	Registration Rights Agreement dated February 22, 2006 by and among us, Spencer Trask Ventures, Inc. and certain accredited investors purchasing 8% senior secured convertible promissory notes and warrants to purchase shares of common stock.

10.197.1 (38)	Amendment No. 1 to Registration Rights Agreement dated as of March 7, 2006 by and among us, Spencer Trask Ventures, Inc. and certain accredited investors purchasing 8% senior secured convertible promissory notes and warrants to purchase shares of common stock.

10.198 (38)	Limited Recourse Interest Inducement Agreement dated February 9, 2006 by and between us and Spencer Trask Intellectual Capital Company, LLC.

10.198.1 (38)	Amendment No. 1 to Limited Recourse Interest Inducement Agreement dated as of March 7, 2006 by and between us and Spencer Trask Intellectual Capital Company, LLC.

10.199 (38)	Note Conversion Commitment Agreement dated February 15, 2006 between us and Cheshire Associates, LLC.

10.200 (38)	Warrant Agreement dated February 22, 2006 by and between us and Spencer Trask Ventures, Inc.

10.200.1 (38)	Amendment No. 1 to Warrant Agreement dated as of March 7, 2006 by and between us and Spencer Trask Ventures, Inc.

10.201 (38)	Additional Warrant Agreement dated February 22, 2006 by and between us and Spencer Trask Ventures, Inc.

10.201.1 (38)	Amendment No. 1 to Additional Warrant Agreement dated February 27, 2006 by and between us and Spencer Trask Ventures, Inc.

10.202 (38)	Right of First Refusal Agreement dated February 22, 2006 by and between us and Spencer Trask Ventures, Inc.

10.203 (38)	Form of 8% Senior Secured Convertible Promissory Note limited in aggregate principal amount to Five Million ($5,000,000) Dollars.

10.204 (38)	Form of 8% Senior Secured Convertible Promissory Note limited in aggregate principal amount to Eight Million ($8,000,000) Dollars.

10.205 (38)	Form of Stock Purchase Warrant issued in 2006 Private Placement.

10.205.1 (41)	Statement of Extension of Warrant Exercise Date.

10.205.2 (41)	Statement of Extension of Warrant Exercise Date.

10.205.3 (41)	Statement of Warrant Exercise Inducement and Price Protection.

10.206 (39)	Mortgage Note (8% Convertible Secured Promissory Note) issued by us to Cheshire Associates LLC, dated April 11, 2006, for a principal amount of $3,155,399.

10.207 (39)	Consulting Agreement dated June 7, 2006 by and between us and Orchestra Partners LLC.

21.1	List of Subsidiaries.

23.1 *	Consent of Heller Ehrman LLP (included in original Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8, No. 33-62940.

(2)	Incorporated by reference to the exhibits of the same number to our Registration Statement on Form S-1, No. 33-31057.

(3)	Incorporated by reference to Exhibit 5.1 to our Report on Form 8-K filed March 4, 1992.

(4)	Incorporated by reference to the Exhibit of the same number filed with our June 30, 2000 Form 10-Q.

(5)	Incorporated by reference to the Exhibits of the same number filed with our December 31, 1999 Form 10-K.

(6)	Incorporated by reference to Exhibits 4.1, 4.2, 4.3 and 10.1 filed with our 8-K dated November 14, 2001.

(7)	Incorporated by reference to Exhibits 4.2 and 4.3 filed with our Registration Statement on Form 8-A dated December 26, 2001.

(8)	Incorporated by reference to Exhibits 4.1, 4.2, 4.3 and 10.1 filed with our Form 8-K dated February 14, 2002.

(9)	Incorporated by reference to Exhibit 4.4 filed with our Registration Statement on Form 8-A dated February 21, 2002.

(10)	Incorporated by reference to the Exhibit of similar name filed with our March 31, 2002 Form 10-Q.

(11)	Incorporated by reference to the Exhibit of the same number filed with our June 30, 2002 Form 10-Q.

(12)	Incorporated by reference to the Exhibit of the same number filed with our September 30, 2002 Form 10-Q.

(13)	Incorporated by reference to Exhibits 4.2 and 10.1 to our Registration Statement on Form S-3, No. 33-101856.

(14)	Incorporated by reference to Exhibits 10.1, 10.2 and 10.6 filed with our Form 8-K dated June 26, 2002.

(15)	Incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form SB-2 filed by Trinity Medical Group USA, Inc. on December 22, 2000 with the SEC.

(16)	Incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form SB-2 filed by Trinity Medical Group USA, Inc. on December 22, 2000 with the SEC.

(17)	Incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Form SB-2 filed by Trinity Medical Group USA, Inc. on December 22, 2000 with the SEC.

(18)	Incorporated by reference to Exhibit 99.2 filed with our Registration Statement on Form S-8, No. 333-116828.

(19)	Incorporated by reference to the Exhibit of the same number filed with our December 31, 2002 Form 10-K.

(20)	Incorporated by reference to the Exhibit of the same number filed with our September 30, 2003 Form 10-Q.

(21)	Incorporated by reference to Exhibits 10.1 and 10.2 filed with our Registration Statement on Form S-8, No. 333-103957.

(22)	Incorporated by reference to Exhibit 4.5 filed with our Registration Statement on Form 8-A dated October 28, 2003.

(23)	Incorporated by reference to the Exhibit of similar name filed with our December 31, 2003 Form 10-K.

(24)	Incorporated by reference to the Exhibit of the same number filed with our March 31, 2004 Form 10-Q.

(25)	Incorporated by reference to Exhibit 10.1 filed with our Registration Statement on Form S-3, No. 333-115678.

(26)	Incorporated by reference to Exhibit 99.1 filed with our Registration Statement on Form S-8, No. 333-116826.

(27)	Incorporated by reference to the Exhibit of the same number filed with our Form 8-K dated April 16, 2007.

(28)	Incorporated by reference to the Exhibit of the same number filed with our December 31, 2004 Form 10-K.

(29)	Incorporated by reference to the Exhibit of the same number filed with our Form 8-K dated April 29, 2005.

(30)	Incorporated by reference to the Exhibit of the same number with our Form 8-K dated June 17, 2005.

(31)	Incorporated by reference to Exhibit 99.1 filed with our Registration Statement on Form S-8, No. 333-126829.

(32)	Incorporated by reference to Exhibit 99.1 filed with our Registration Statement on Form S-8, No. 333-126828.

(33)	Incorporated by reference to the Exhibits of the same numbers filed with our Registration Statement on Form S-1, No. 333-126833.

(34)	Incorporated by reference to the Exhibits of the same numbers filed with our Form 8-K dated August 9, 2005.

(35)	Incorporated by reference to the Exhibits of the same numbers filed with our Form 8-K dated September 21, 2005.

(36)	Incorporated by reference to the Exhibit of the same number filed with our Form 8-K dated September 27, 2005.

(37)	Incorporated by reference to the Exhibits of the same numbers filed with our September 30, 2005 Form 10-Q.

(38)	Incorporated by reference to the Exhibits of the same numbers filed with our Registration Statement on Form S-1, No. 333-133210.

(39)	Incorporated by reference to the Exhibits of the same numbers filed with our Registration Statement on Amendment No. 1 to Form S-1, No. 333-133210.

(40)	Incorporated by reference to Exhibit 99.1 filed with our Registration Statement on Form S-8, No. 333-136127.

(41)	Incorporated by reference to the Exhibits of the same numbers filed with our December 31, 2006 Form 10-K.

*	Previously filed.

**	Indicates management contract or compensatory plan or arrangement.

Item 17. Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
. . .
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, California on this 25 day of May, 2007.

ORCHESTRA THERAPEUTICS, INC.
By:	/s/ Michael K. Green
Michael K. Green
Chief Operating Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement has been signed by the following persons in the capacities indicated on May 25, 2007.

* Robert E. Knowling, Jr.	Chairman of the Board of Directors

/s/ Joseph F. O’Neill Joseph F. O’Neill	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Michael K. Green Michael K. Green	Chief Operating Officer, Chief Financial Officer, Secretary (Principal Financial Officer and Principal Accounting Officer)

/s/ James L. Foght James L. Foght	Director

* James B. Glavin	Director

* Martyn Greenacre	Director

* David P. Hochman	Director

* Kevin B. Kimberlin	Director

* Kevin L. Reilly	Director

*	Signed as attorney-in-fact by Michael K. Green pursuant to a power of attorney previously granted in the original Registration Statement.

Exhibit Index

Exhibit	Description
21.1	List of Subsidiaries.

23.1 *	Consent of Heller Ehrman LLP (included in original Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

*	Previously filed.